
13001283

$n+1$

KNOWLEDGE. INNOVATION. INSIGHT.

2012 Annual Report


Verisk
Analytics

THE SCIENCE OF RISK

Company Profile

Verisk Analytics (NASDAQ: VRSK) provides information about risk to professionals in many fields, including insurance, healthcare, financial services, supply chain, and others. Through its renowned ISO brand, the company has delivered data, analytics, and decision support services for the property/casualty insurance industry for more than 40 years.

Using advanced technologies to collect, analyze, develop, and deliver information, Verisk Analytics helps customers evaluate and manage risk. The company draws on vast expertise in actuarial science, insurance coverages, fire protection, fraud prevention, catastrophe and weather risk, predictive modeling, data management, economic forecasting, social and technological trends, and many other fields. To meet the needs of diverse clients, Verisk Analytics employs an experienced staff of business and technical specialists, analysts, and certified professionals.

In the United States and around the world, Verisk Analytics helps customers protect people, property, and financial assets. For more information, visit www.verisk.com.

Financial Highlights



Revenues
$ Millions
1,500
1,200
900
600
300
0
CAGR = 14.5%
2008
2009
2010
2011
2012



Adjusted EBITDA
$ Millions
700
600
500
400
300
200
100
0
CAGR = 15.3%
2008
2009
2010
2011
2012

2012 Sources of Revenues



Subscriptions and Long-Term Contracts: 67%
Transactional: 33%

2012 Revenues by Operating Segment



Decision Analytics: 62%
Property/Casualty Insurance: 32%
Financial Services: 10%
Healthcare: 14%
Specialized Markets: 6%
Risk Assessment: 38%

$n+1$

At Verisk Analytics, we strive to give our customers what we call the $n+1$ data set. If our customer, our competitor, or our own current data set has a certain number of elements — n — we work to supply one more. We want to offer $n+1$ data elements. And as we continually add those elements, our data model is always advancing toward the next layer, adding richness to our analysis.

That's how we approach everything we do at Verisk. We're constantly looking for ways to make our offerings richer, more comprehensive, better. It requires investment — in data resources, in analytics, in technology, and in people. This Annual Report tells the story of how we're investing for profitable growth in 2013 and beyond.

KNOWLEDGE. INNOVATION. INSIGHT.

Selected Financial Data

	Year Ended December 31,		
	2012	2011	2010
	(in thousands, except for per share data)		
Statement of operations			
Revenues:			
Decision Analytics revenues	$ 954,814	$ 768,479	$ 596,205
Risk Assessment revenues	579,506	563,361	542,138
Revenues	$ 1,534,320	$ 1,331,840	$ 1,138,343
Total expenses	942,732	818,459	697,429
Operating income	$ 591,588	$ 513,381	$ 440,914
Net income	$ 329,142	$ 282,758	$ 242,552
Adjusted net income	$ 361,287	$ 303,633	$ 261,079
Diluted adjusted earnings per share	$ 2.10	$ 1.75	$ 1.40
EBITDA:			
Decision Analytics	$ 379,655	$ 305,837	$ 240,623
Risk Assessment	316,260	287,050	268,817
Total EBITDA	$ 695,915	$ 592,887	$ 509,440
EBITDA margin	45.4%	44.5%	44.8%
Balance sheet data			
Cash and cash equivalents	$ 89,819	$ 191,603	$ 54,974
Total assets	$ 2,360,336	$ 1,541,106	$ 1,217,090
Total debt	$ 1,461,425	$ 1,105,886	$ 839,543
Stockholders' equity (deficit)	$ 255,591	$ (98,490)	$ (114,442)
Other data			
Cash from operations	$ 468,229	$ 375,721	$ 336,032
Capital expenditures	$ 79,751	$ 68,376	$ 40,945

The company defines "EBITDA" as net income before interest expense, income taxes, depreciation, and amortization. The company defines "adjusted EBITDA" as EBITDA before ESOP allocation expense, IPO-related costs, and other nonrecurring items.

The company defines "adjusted net income" as net income before amortization of intangibles, net of tax, ESOP allocation expense, and other nonrecurring items. The company calculates "diluted adjusted earnings per share" as adjusted net income divided by diluted shares.

Adjusted net income, adjusted EBITDA, and EBITDA are non-GAAP financial measures. See inside back cover for the reconciliations to net income.

The company defines "capital expenditures" as purchases of fixed assets, including noncash purchases of fixed assets and capital lease obligations.



To our shareholders, customers, and employees

Frank J. Coyne
Chairman

At Verisk Analytics, creating value for our customers and shareholders is the primary goal of all our business activity. We strive constantly to increase the value of our services — and the company as a whole — through profitable growth.

How do we do that? The linchpin of our strategy is *investment* in data, analytics, technology, and human capital. We continually seek to enhance the value of our services to customers. We enrich our offerings by adding more layers of information, improved analytics, and easier integration into our customers' business processes.

That's what we mean when we talk about our *n*+1 approach. Large data sets exist in many places. But our expertise allows us to create insights and value beyond what others can provide. We call our added value *n*+1.

Through investment in the *n*+1 approach, we're always seeking to build on the analytic mind-set that differentiates our services from those of our competitors. We're always working to deliver results to our customers and our shareholders.

2012 Review

Verisk Analytics had a very good year in 2012. Once again, we achieved double-digit growth in revenue, EBITDA, net income, and earnings per share. We maintained our disciplined capital management strategy and invested substantially in our healthcare and financial services businesses, while also executing on a successful share buyback program.

Our 2012 consolidated revenues grew 15.2 percent over 2011, to $1.53 billion. In our Decision Analytics business segment, revenues grew 22.7 percent excluding the reclassification of property-specific revenues. And in our Risk Assessment segment, revenues grew 5.0 percent excluding the reclassification. From 2008 to 2012, consolidated revenues increased at a compound annual growth rate (CAGR) of 14.5 percent; Decision Analytics revenues increased at a CAGR of 24.8 percent; and Risk Assessment revenues rose at a CAGR of 4.1 percent.

For 2012, the company posted consolidated EBITDA of $696 million, up 17.4 percent from 2011. The consolidated EBITDA margin was 45.4 percent. The company posted consolidated net income of $329 million, up 16.4 percent from 2011, and consolidated adjusted net income of $361 million, up 19.0 percent from 2011. Diluted adjusted earnings per share increased 20.0 percent, to $2.10.

Verisk continued to diversify in 2012. Approximately 48 percent of revenues came from our traditional core customers, primary carriers in the property/casualty insurance industry, and 52 percent came from other segments of the insurance industry and from our newer markets, including healthcare, financial services, and specialized markets. The contribution from those markets is up from about 20 percent in 2004.

As part of our strategy for growth, we made several key acquisitions in 2012, including one to bolster our healthcare business and one to add breadth to our financial services offerings.

In March, we strengthened our position in the healthcare information market by acquiring MediConnect Global, a world leader in the retrieval, digitization, coding, extraction, and analysis of medical records. With its patented technology and its profound understanding of the industry, MediConnect helps customers meet regulatory requirements, increase the efficiency of reporting and analytics, and improve patient care.

In August, we acquired Argus Information and Advisory Services, a leading provider of competitive benchmarking, scoring, analytics, and customized services for financial institutions in North and South America and Europe. Using the industry's most comprehensive and detailed database of credit card, debit card, and deposit transactions, Argus offers financial institutions a framework for informed marketing and risk management decisions.

Again in 2012, the company balanced its internal investment and acquisition activities with judicious open-market share repurchases. We repurchased shares for a total cost of $162.6 million at an average price of $46.57.

I'm pleased to announce that in December 2012 Verisk Analytics became part of the NASDAQ-100 Index. The index includes the 100 largest nonfinancial securities (by market capitalization) listed on the NASDAQ exchange.

The Verisk Way

Verisk provides vital analytics and decision support for clients that face risk in a variety of fields. Every day, we help our customers make decisions that affect millions of people and tens of thousands of businesses around the world. We have a long and distinguished history of supporting our clients with essential data and deep subject matter expertise. We supply tools that help companies make informed business decisions, manage risk, recover from loss, comply with regulations, prevent fraud, and enhance healthcare. Ultimately, we help customers improve the lives of people everywhere.

To guide us as we go about our daily work, we've articulated a set of principles that define who we are. We call those principles The Verisk Way.

As we conceive it, The Verisk Way summarizes our actions and aspirations in five broad areas. I'd like to offer a few thoughts on each of them.

QUALITY

We strive for continuous improvement of our service offerings. To achieve that, we focus on what our customers want and need. And we develop operational metrics that capture our performance on meeting — and exceeding — our customers' standards.

INNOVATION

In keeping with our *n*+1 approach, we seek to reimagine and enlarge the markets where we compete — offering richer, more comprehensive, and better services for our customers. To do that, we focus on the value of our services to customers, and we recruit customers as development partners. We balance our development efforts, working on product enhancements and process improvements as well as inventions that we hope will transform our markets.

CITIZENSHIP

We behave in a disciplined, trustworthy, ethical manner, and we've established strict controls to assure those qualities throughout our operations. We're service-oriented. We're passionate about what we do. And we play to win.

LEADERSHIP

Verisk is an acknowledged leader in many of our markets — and we're working to achieve a leadership role in all of them. To that end, we endeavor to visualize and invent the future today.

SHAREHOLDER VALUE

To create shareholder value, we build and acquire proprietary intellectual property assets — information our customers can't find anywhere else. As we extend our reach into new markets, we look for ways to sell our data and technology to many different sets of customers. And we seek to embed our services into our customers' workflow. We invest with discipline and monitor the performance of our investments.

On a Personal Note

Effective April 1, 2013, I'm stepping down from my executive role at Verisk Analytics. I'll remain chairman of the board of directors. Scott Stephenson — who has served capably as chief operating officer since 2008 and as president since 2011 — succeeds me as chief executive officer. As CEO, I've been honored to serve our more than 6,000 employees, our customers, and our investors, and I look forward to continuing my contributions to the future of Verisk through my role as chairman.
I appreciate your support, and I thank you for helping Verisk reach its current level of success.

Sincerely,



Frank J. Coyne
Chairman

Knowledge. Innovation. Insight.



Investing for Growth

Verisk Analytics is a knowledge business. We supply information that helps our customers define, understand, and manage risk — and profit from the risks they assume. Most of our services rely on proprietary databases containing information we collect from our customers and other sources or develop through our own observation and analysis. But our services also depend on the broad and deep subject matter knowledge and analytic capabilities of our people.

We innovate because we must. It's in our blood. And our customers constantly require new and enhanced services to help them deal with the changing world of risk.

In the end, we're offering insight. Verisk's services help our customers understand the facts and patterns they face in this risky world.

To grow profitably in such a business, Verisk needs to make productive investments in our existing operations and in acquisitions. Here are some of the strategies we employ when deciding on our investments:

- We invest in new and increased data assets. Our data centers now hold more than 4 petabytes — 4,000,000 gigabytes — of information about risk. When deciding on an investment, we look for proprietary databases that will add richness to our analysis and give our customers insights they won't find elsewhere.
- We invest in new analytical methods. We seek analytics that will take advantage of our expanding data sets to help customers make informed decisions about the risks they face.
- We invest in research and development of innovative tools to help our customers measure and manage risk.
- We invest in new and improved technologies to deliver information when and where our customers need it. We're working to integrate our services into our customers' business processes wherever they happen — in the field, on the go, at the point of sale.
- Finally — and most important — we invest in our human capital. We seek out the best people, and we work to reward and retain them.

Let's look at some of the projects we're undertaking now in each of our major markets.

Property/Casualty Insurance

Catastrophe Management

Superstorm Sandy came as a wake-up call to many inside and outside the property/casualty insurance industry. Although a major catastrophe by anyone's standards, most commentators agree that the storm won't challenge the industry's ability to pay claims. Instead, the problem for insurers is to understand how Sandy's unusual characteristics fit into their underwriting and catastrophe management practices. Verisk is investing in tools and technologies that will help our customers manage their risk from natural disasters.

For 35 years, Verisk's Atmospheric and Environmental Research (AER) unit has been involved in satellite remote sensing and numerical prediction of weather. Today, AER's science and services give insurance companies specific, actionable data that helps them:

- anticipate the onset of high-risk environmental conditions
- take measures to mitigate their effects
- respond quickly to serve affected policyholders in the aftermath

AER is working with NOAA, NASA, and other U.S. civilian and military agencies on systems that will — over the next several years — transform the way we think about and manage weather and climate risk.

AER is also analyzing the likelihood and potential effects of space weather, including extreme geomagnetic storms, on the electrical power grid and the insurance industry.

As the number and complexity of natural disasters increase, catastrophe modeling becomes ever more essential for the property/casualty industry. Verisk's AIR Worldwide unit pioneered the catastrophe modeling industry in 1987 and today models the risk from natural catastrophes and terrorism around the world.

Insurers, reinsurers, and other clients rely on AIR for catastrophe risk management and related services. Sponsors of catastrophe bonds typically use AIR services to model the risk profile of their transactions. In 2012, sponsors around the world used AIR in 95 percent of public transactions exposed to property risk.

In 2012, AIR introduced Touchstone™, a new analytical platform — based on a high-performance computing framework — that lets customers perform more analyses in far less time. Insurers benefit from faster and better underwriting decisions and a more comprehensive view of the risk in their books of business. Touchstone is the largest and most complex software development initiative AIR has ever undertaken. The company is now working with customers on the first installations.

Enhanced Wind Rating Program

In October 2012, Verisk's ISO unit announced the launch of its Enhanced Wind Rating Program, a commercial property insurance rating program addressing the wind peril — including hurricanes, tornadoes, and other storms. For individual commercial properties around the country, the program provides detailed information on building characteristics and geographic and environmental factors that may improve — or worsen — wind resistance or damageability.

The program combines information gathered through direct observation of buildings with information from the hurricane and severe thunderstorm models of Verisk's AIR Worldwide and ISO's extensive database of insurance premium and loss data. Insurers will benefit from an actuarially sound, engineering-based program that quantifies the risk of loss from wind.

Since April 2011, ISO has been collecting and analyzing data — about 40 characteristics related to the wind exposure for each eligible building. We're concentrating first on buildings along the coast, where hurricane exposure is significant, and in the central part of the country, where tornadoes are the key threat.

ISO's investment in the Enhanced Wind Rating Program fills a void in the property/casualty insurance marketplace. Heading into 2013, the program has regulatory approval in 31 of the 36 eligible states.

Aerial Imagery for Property Underwriting

For several years, Verisk's Xactware unit has been using aerial imagery — digital photographs taken from aircraft — to determine the dimensions, position, and other characteristics of the roof, walls, fences, decks, and other exterior features of a property. The information helps Xactware's customers — insurers and contractors — estimate the cost to repair or rebuild a damaged structure.

Xactware has been assembling aerial imagery from a variety of sources into an unparalleled database. The information goes into an array of services for underwriting insurance policies, inspecting properties, and assessing claims.

One such service, introduced in 2012, is 360Virtual Inspection, marketed by Verisk Insurance Solutions – Underwriting. 360Virtual Inspection lets insurers confirm property location and examine many exterior building characteristics. In some cases, the application may provide a low-cost alternative to an on-site property inspection or help the insurer determine whether such an inspection is necessary. The tool can streamline the underwriting process and significantly reduce costs for our customers.

Antifraud Services

Verisk has invested heavily in services to help insurers detect and prevent fraud. In 1998, we introduced ISO ClaimSearch®, the industry's first and only comprehensive system for improving claims processing and fighting fraud. ISO ClaimSearch centers around a huge database containing more than 850 million insurance claims. Insurers, self-insurers, law enforcement agencies, and state fraud bureaus use the information for researching prior-loss histories, identifying claims patterns, and detecting suspect claims. ISO's secure Internet access lets users conduct broad and flexible searches of the database.

Over the years, ISO has introduced a wide array of services to help users analyze the ISO ClaimSearch data and see patterns that might indicate fraud. Traditionally, detection of organized fraud rings often begins with a single suspect person or claim. From such a starting point, investigators use ISO's tools to build out a more complete picture of a fraud network.

Today, ISO is investing in a more sophisticated and automated approach. The ISO network analytics initiative has created a system that scans the entire ISO ClaimSearch database to identify all relationships among individuals, locations, and claims. The system groups the relationships into complete and discrete networks and then uses advanced predictive modeling techniques to identify the networks most likely to represent organized fraud rings.

In 2012, several insurers pilot-tested the program to validate the methodology. They indicated strong value from this analytic tool. In 2013, we'll introduce major new and enhanced antifraud services based on the ISO network analytics initiative.

ISO and Verisk Health are collaborating with the National Insurance Crime Bureau (NICB) to develop the Aggregated Medical Database (AMD) — a central repository for the medical bills received by participating property/casualty insurers. Verisk uses the AMD to find patterns suggesting fraud by providers. In 2012, we launched the database with aggregated data from the first 18 property/casualty insurers.

Verisk is also investing in tools that can detect and prevent fraud before an insurer even writes a policy. In late 2012, Verisk Insurance Solutions – Underwriting introduced RISK:check® Point of Sale, a new underwriting model for personal automobile insurers. The system identifies applications for insurance with a high likelihood of future claims fraud and finds rating errors — such as undisclosed drivers and address discrepancies — that could result in lost premium.

The model integrates data from millions of insurer policy and claims records. We further validated the system in dozens of retrospective actuarial studies conducted on behalf of regional and national carriers. Those tests looked at more than 10 million new-business policies. The studies demonstrated that the system improves first-year loss ratios by 3 to 6 percentage points.

RISK:check Point of Sale is compatible with automated underwriting systems and works with all personal automobile distribution systems, including agency, call center, and online and mobile apps.














Healthcare

Unified Healthcare Platform

Verisk Health is a leading provider of business intelligence and predictive modeling for the healthcare marketplace. The company supplies analytical and reporting systems that help customers manage medical costs, prevent fraud and abuse, and improve the quality of healthcare.

The company's Enterprise Analytics Division offers data-driven tools that help organizations improve cost containment, efficiency, and quality of care. The Payment Accuracy Division offers systems that help healthcare payers prevent fraud and make sure their claims payments are accurate and appropriate. And the Revenue and Quality Intelligence Division offers services that help Medicare Advantage plans and others comply with government requirements, measure and report on quality, and optimize their revenue. With the acquisition of MediConnect Global in 2012, Verisk Health now also does retrieval and review of medical records.

In 2011, Verisk Health began a multiyear project to develop a common delivery platform for our healthcare offerings. The company has a mix of technologies that address related business problems. With the Unified Healthcare Platform initiative, we're making the technology suites work together for our customers. The project includes data integration, a data warehouse, a common rules engine, and seamless data access for our customers.

We're investing in a unified, high-performance platform because our clients want all the numbers to match. They want to access our whole array of analytics through multiple tools, and they want the links and navigation among the tools to be clear and simple. The Unified Healthcare Platform will speed implementations and data updates and promote operational efficiency for Verisk Health and our customers.

MediConnect Global

In March 2012, Verisk acquired MediConnect Global, a leading provider of systems and services for accessing and analyzing medical records. MediConnect uses proprietary technology to retrieve, digitize, index, code, and securely deliver records from millions of facilities and provider locations. The company stores the digitized records in a central repository for immediate access by any authorized requester — on demand — from anywhere in the world.

Health plans and other payers need to access, organize, and interpret their members' records to assure appropriate levels of reimbursement, prevent fraud and abuse, and improve medical care. MediConnect offers comprehensive tools to achieve accurate reimbursement and cost-efficient processing.

Verisk's investment in MediConnect will provide substantial benefits to customers. We expect that the combination of MediConnect's systems and services with Verisk Health's data and analytics will transform the way the healthcare industry manages medical costs and improves the quality of care.



Financial Services

Argus Information and Advisory Services

In August 2012, Verisk acquired Argus Information and Advisory Services, a major provider of information services to banks and other financial institutions.

For more than 15 years, Argus has conducted benchmarking studies that help financial institutions understand their markets and the risks and opportunities facing them. The company collects data on individual credit card, debit card, and deposit transactions reported — without personally identifying information — by participating institutions. The database contains transactional details from nearly a billion consumer and small business accounts. Participants use information from the database to gain insight into the competitive dynamics of the payments industry. So Argus helps the institutions make informed decisions and identify strategies to improve portfolio performance.

Today, most leading financial institutions in the United States, Canada, and the United Kingdom participate in Argus's studies, ensuring that benchmarking results accurately reflect the competitive landscape.

Argus also offers a suite of software applications and data warehousing and analytical services that help financial institutions measure, score, and manage the performance of their customers.

Interthinx Predictive Analytics Group

The Predictive Analytics group at Verisk's Interthinx unit has invested in ways to help lenders and investors quantify the effects of the economy on their portfolios.

For example, the company offers tools for loss forecasting and stress-testing of retail lending portfolios. The company's LookAhead® software lets financial institutions see how economic trends will affect their portfolios and detect shifts in credit quality beyond what traditional scores reveal. The scenario-based system lets clients customize their forecasts using their own data, assumptions, and management events. LookAhead is available for all retail lending portfolios around the globe, including auto loans and leases, credit cards, personal loans and lines, mortgages and home equity loans and lines, student loans, and others.

In early 2013, Interthinx announced the availability of industry data in LookAhead. The new capability gives lenders a more precise way to benchmark their performance against the industry as a whole and use the data for improving their forecasting models. The information is based on a comprehensive database of U.S. consumer loans and is not readily available elsewhere.

MEMBER
SINCE

Emerging Opportunities

3E Company Supply Chain Product Compliance Practice

Verisk's 3E Company helps customers comply with government-mandated environmental health and safety (EH&S) requirements for hazardous chemicals and other products. The company's offerings meet the information and management needs of organizations throughout the supply chain and the product life cycle.

Today, because of complex regulations, market requirements, and corporate social responsibility and sustainability trends, companies need more detailed information about the products they get from their suppliers. And companies are facing demands for more transparency about the products they sell to consumers.

To help customers caught in the middle, 3E Company is investing in its supply chain product compliance practice. A combination of information, services, and technology, the practice helps customers understand:

- what's in a product
- what laws, regulations, and other requirements affect the product and its components
- where the product and its components came from

The latest addition to 3E's supply chain practice is a service designed to help customers comply with a new U.S. law requiring companies to verify the sources of certain metals in their products and file the information with the Securities and Exchange Commission. The metals — tantalum, tin, tungsten, and gold — may come from ores mined in conditions of armed conflict and human rights abuses in the Democratic Republic of Congo and adjoining countries. The ores, known as "conflict minerals," typically pass through many intermediaries before entering the supply chain as refined metals. The four metals are essential to the manufacture of many consumer electronics and other products.

Aspect Loss Prevention

In July 2012, Verisk acquired Aspect Loss Prevention, a leading provider of software and analytic services for the retail, entertainment, and food industries. We're incorporating the company into our growing Verisk Crime Analytics group. The investment enhances Verisk's position in the market for retail risk management services.

Every sale in a retail store generates data. Aspect's advanced analytical systems mine customers' own data to detect fraud, suspicious activity, employee noncompliance, and more. The systems identify "exceptions" to normal point-of-sale activities. Such exceptions can indicate employee theft and fraud, as well as training deficiencies and operational flaws. Aspect's enterprise systems can analyze vast amounts of historical transaction data to protect and recover profits for customers. The information can serve many departments, including loss prevention, operations, human resources, marketing, and others.

Expanding Our Global Footprint

Historically, Verisk Analytics — especially our ISO business unit — has been a U.S. company. Today, we're expanding around the world. Our international operations are a growing presence in several markets. And we regard our overseas investments as important opportunities for future growth.

Verisk's AIR Worldwide — a global leader in catastrophe modeling — models natural and man-made catastrophes in more than 90 countries around the world. The company employs about 120 people at its offices in London, Munich, Singapore, Hyderabad, Beijing, and Tokyo. And its customers include most of the world's largest international reinsurance companies.



Verisk's 3E Company supplies information needed for complying with environmental health and safety (EH&S) regulations in 90 countries. The company produces information in 30 languages. In 2012, the company continued to expand its presence around the world.

Argus Information and Advisory Services — Verisk's newly acquired supplier of information for financial institutions — has well-established operations in Canada and the United Kingdom and emerging opportunities in several other countries. Argus's international strategy has been to work with large, sophisticated banks to collect data about individual credit card and retail banking transactions. Argus then replicates the analytic services it offers in the United States, customized to the needs of the institutions in the host countries.

Verisk's Xactware — which supplies software for estimating the cost of building and repair — serves customers in Canada, the United Kingdom, Ireland, Belgium, and the Netherlands.

In Canada, the company has operated since 1989, offering the same services as in the United States. In other countries, Xactware's strategy has been to replicate its most important U.S. services, tailored by language and data to the host country.

Finally, ISO has a variety of overseas operations. For insurers domiciled outside the United States and selling insurance inside the country, ISO offers policy language and pricing information. ISO also maintains a database of policy language — the Lloyd's Wordings Repository — available to insurers in the London market. And as more and more international insurers and reinsurers base their pricing on advanced analytics, ISO is providing increased support. ISO Claims Outcome Advisor® offers information that helps insurers in the United Kingdom and Israel manage the complex medical, legal, and occupational issues presented by personal injury claims. And ISO ClaimSearch Israel serves that country's efforts to combat claims fraud.

Verisk is actively pursuing other opportunities around the globe.

OCEANOGRAPHY | ACTUARIAL SCIENCE | COMPUTER SCIENCE | GEOLOGY AND GEOPHYSICS | CHEMISTRY

INVESTING IN THE SCIENCE OF RISK








Ta
W
105
Db
106
Sg
60
Nd
59
Pr







ATMOSPHERIC AND CLIMATE SCIENCE | STATISTICAL MODELING AND PREDICTIVE ANALYTICS | ECONOMICS

Risk is everywhere. You can't own a home, drive a car, or even walk down the street without encountering risk. And a business can't hope to make a profit without putting financial assets at risk.

At Verisk Analytics, we believe that helping customers measure, manage, and reduce risk will lead to continuing growth — for our customers and for us. That's why we're always investing in data resources, analytics, research and development, technology, and people.

SEISMOLOGY | LAW | TOXICOLOGY | ENGINEERING | METEOROLOGY | SPACE SCIENCE | APPLIED PHYSICS


MEDICINE
MATHEMATICS
ASTROPHYSICS
FIRE PROTECTION
RISK MANAGEMENT
DATA MANAGEMENT

Today, we employ more than 6,000 individuals around the world, including renowned experts in many technical fields. Our employees hold hundreds of doctorates, other advanced degrees, and professional certifications.

As a fundamental investment strategy, we focus on acquiring the largest and best data sets in our fields of endeavor. We adopt and develop the most advanced analytical techniques. We strive to supply the most effective tools and technologies. And we nurture our workforce with a challenging and intellectually stimulating atmosphere.

In short, we invest in what we call **"the science of risk."**

Corporate Leadership

Frank J. Coyne
Chairman

Scott G. Stephenson
President and Chief Executive Officer

Mark V. Anquillare
Chief Financial Officer

Kenneth E. Thompson
General Counsel and Corporate Secretary

Vincent de P. McCarthy
Corporate Development and Strategy

Perry F. Rotella
Chief Information Officer

Eva F. Huston
Treasurer and Investor Relations

Christopher H. Perini
Chief Marketing Officer

Board of Directors

Frank J. Coyne
Chairman of the Board
Executive Committee (Chair)

J. Hyatt Brown
Brown & Brown, Inc.
Finance and Investment Committee;
Nominating and Governance Committee

Glen A. Dell
MapleWood Equity Partners LP (retired)
Executive Committee; Audit Committee (Chair);
Compensation Committee

Christopher M. Foskett
JPMorgan Chase & Co.
Audit Committee; Finance and Investment Committee

Constantine P. Iordanou
Arch Capital Group Limited
Executive Committee; Compensation Committee;
Nominating and Governance Committee (Chair)

John F. Lehman, Jr.
J.F. Lehman & Co.
Executive Committee; Compensation Committee (Chair);
Nominating and Governance Committee

Samuel G. Liss
WhiteGate Partners, LLC
Audit Committee; Finance and Investment Committee (Chair)

Andrew G. Mills
The King's College
Audit Committee; Finance and Investment Committee

Thomas F. Motamed
CNA Financial Corporation
Audit Committee; Finance and Investment Committee

Arthur J. Rothkopf
Lafayette College (retired)
Executive Committee; Nominating and Governance Committee

Therese M. Vaughan
National Association of Insurance Commissioners (retired)

David B. Wright
ClearEdge Power
Audit Committee; Compensation Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-34480

VERISK ANALYTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-2994223**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
545 Washington Boulevard Jersey City, NJ	**07310-1686**
(Address of principal executive offices)	*(Zip Code)*

(201) 469-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Class A common stock $.001 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☑ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer (Do not check if a smaller reporting company) ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

As of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $7,172,604,958 based on the closing price reported on the NASDAQ Global Select Market on such date.

The number of shares outstanding of each of the registrant's classes of common stock, as of February 21, 2013 was:

Class	**Shares Outstanding**
Class A common stock $.001 par value	168,141,650

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this annual report on Form 10-K is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-34480

VERISK ANALYTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-2994223**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
545 Washington Boulevard Jersey City, NJ	**07310-1686**
(Address of principal executive offices)	*(Zip Code)*

(201) 469-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock $.001 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer (Do not check if a smaller reporting company)	☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

As of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $7,172,604,958 based on the closing price reported on the NASDAQ Global Select Market on such date.

The number of shares outstanding of each of the registrant's classes of common stock, as of February 21, 2013 was:

Class	Shares Outstanding
Class A common stock $.001 par value	168,141,650

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this annual report on Form 10-K is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012.

INDEX

Unless the context otherwise indicates or requires, as used in this annual report on Form 10-K, references to "we," "us," "our" or the "Company" refer to Verisk Analytics, Inc. and its subsidiaries.

In this annual report on Form 10-K, all dollar amounts are expressed in thousands, unless indicated otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Verisk Analytics, Inc., or Verisk, has made statements under the captions "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other sections of this annual report on Form 10-K that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors."

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this annual report on Form 10-K to conform our prior statements to actual results or revised expectations.

PART I

Item 1. Business

Our Company

Verisk Analytics is a leading provider of information about risk to professionals in insurance, healthcare, financial, government, supply chain, and risk management. Using advanced technologies to collect and analyze billions of records, we draw on industry expertise and unique proprietary data sets to provide predictive analytics and decision-support solutions in fraud prevention, actuarial science, insurance coverages, fire protection, catastrophe and weather risk, data management, and many other fields. In the United States and around the world, we help customers protect people, property, and financial assets.

Our customers use our solutions to make better risk decisions with greater efficiency and discipline. We refer to these products and services as 'solutions' due to the integration among our services and the flexibility that enables our customers to purchase components or the comprehensive package. These 'solutions' take various forms, including data, statistical models or tailored analytics, all designed to allow our clients to make more logical decisions. We believe our solutions for analyzing risk positively impact our customers' revenues and help them better manage their costs. In 2012, for the lines of P&C services we offer, our U.S. customers included all of the top 100 P&C insurance providers, 17 of the top 20 U.S credit card issuers, as well as numerous health plans and third party administrators. We believe that our commitment to our customers and the embedded nature of our solutions serve to strengthen and extend our relationships.

We help those businesses address what we believe are the four primary decision making processes essential for managing risk as set forth below in the Verisk Risk Analysis Framework:

The Verisk Risk Analysis Framework


Prediction of Loss
Selection and Pricing of Risk
Detection and Prevention of Fraud
Quantification of Loss

These four processes correspond to various functional areas inside our customers' operations:

- our loss predictions are typically used by P&C insurance and healthcare actuaries, advanced analytics groups and loss control groups to help drive their own assessments of future losses
- our risk selection and pricing solutions are typically used by underwriters as they manage their books of business and by financial institutions as they manage the profitability of their credit and debit card portfolios
- our fraud detection and prevention tools are used by P&C insurance, healthcare and mortgage underwriters to root out fraud prospectively and by claims departments to speed claims and find fraud retroactively; and
- our tools to quantify loss are primarily used by claims departments, independent adjustors and contractors.

We add value by linking our solutions across these four key processes; for example, we use the same modeling methods to support the pricing of homeowner's insurance policies and to quantify the actual losses when damage occurs to insured homes.

We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are typically pre-paid and represented approximately 67.2% of our revenues in 2012. For the year ended December 31, 2012, we had revenues of $1,534.3 million and net income of $329.1 million. For the five year period ended December 31, 2012, our revenues and net income grew at a compound annual growth rate, or CAGR, of 14.5% and 20.1%, respectively.

Our History

We trace our history to 1971, when Insurance Services Office, Inc., or ISO, started operations as a not-for-profit advisory and rating organization providing services for the U.S. P&C insurance industry. ISO was formed as an association of insurance companies to gather statistical data and other information from insurers and report to regulators, as required by law. ISO's original functions also included developing programs to help insurers define and manage insurance products and providing information to help insurers determine their own independent premium rates. Insurers used and continue to use our offerings primarily in their product development, underwriting and rating functions. Today, those businesses form the core of our Risk Assessment segment.

Over the past decade, we have transformed our business beyond its original functions by deepening and broadening our data assets, developing a set of integrated risk management solutions and services and addressing new markets through our Decision Analytics segment. Our expansion into analytics began when we acquired the American Insurance Services Group, or AISG, and certain operations and assets of the National Insurance Crime Bureau in 1997 and 1998, respectively. Those organizations brought to the company large databases of insurance claims, as well as expertise in detecting and preventing claims fraud. To further expand our Decision Analytics segment, we acquired AIR Worldwide, or AIR, in 2002, the technological leader in catastrophe modeling. In 2004, we entered the healthcare space by acquiring several businesses that now offer web-based analytical and reporting systems for health insurers, provider organizations and self-insured employers. In 2005, we entered the mortgage sector, acquiring the first of several businesses that now provide automated fraud detection, compliance and decision support solutions for the U.S. mortgage industry. In 2006, to bolster our position in the insurance claims field we acquired Xactware, a leading supplier of estimating software for professionals involved in building repair and reconstruction. In 2010, we acquired 3E Company, creating a scale presence in supply chain and environmental health and safety. In 2011 and 2012, we further bolstered our healthcare solutions by acquiring Health Risk Partners, LLC, or HRP, which provides solutions to optimize revenue, improve compliance and improve quality of care for Medicare Advantage health plans and MediConnect Global, Inc. or MediConnect, which provides medical record retrieval, digitization, coding, extraction, and analysis to the healthcare and property casualty industry. Also in 2012, we acquired Argus Information & Advisory Services, LLC, or Argus, to expand our presence in providing information, competitive benchmarking, analytics, and customized services to financial institutions in the payments space globally.

These acquisitions have added scale, geographic reach, highly skilled workforces, and a wide array of new capabilities to our Decision Analytics segment. They have helped to make us a leading provider of information and decision analytics for customers involved in the business of risk in the U.S. and selectively around the world.

Our senior management operating team, which includes our chief executive officer, president, chief financial officer, general counsel, and four senior officers who lead our business and operational units, have been with us for an average of over 15 years. This team has led our transformation to a successful for-profit entity, focused on growth with our U.S. P&C insurer customers and expansion into a variety of new markets.

On May 23, 2008, in contemplation of our initial public offering, or IPO, ISO formed Verisk Analytics, Inc., or Verisk, a Delaware corporation, to be the holding company for our business. Verisk was initially formed as a wholly-owned subsidiary of ISO. On October 6, 2009, in connection with our IPO, the company effected a reorganization whereby ISO became a wholly-owned subsidiary of Verisk. Verisk Class A common stock began trading on the NASDAQ Global Select Market on October 7, 2009 under the symbol "VRSK."

Segments

We organize our business in two segments: Risk Assessment and Decision Analytics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this annual report for information regarding our segments.

Risk Assessment Segment

Our Risk Assessment segment serves our P&C insurance customers and focuses on the first two decision making processes in our Risk Analysis Framework: prediction of loss and selection and pricing of risk. Within this segment, we also provide solutions to help our insurance customers comply with their reporting requirements in each U.S. state in which they operate. Our customers include most of the P&C insurance providers in the U.S.

Industry-Standard Insurance Programs

We are the recognized leader in the U.S. for industry-standard insurance programs that help P&C insurers define coverages and issue policies. Our policy language, prospective loss cost information and policy writing rules can serve as integrated turnkey insurance programs for our customers. Insurance companies need to ensure that their policy language, rules, and rates comply with all applicable legal and regulatory requirements. Insurers must also make sure their policies remain competitive by promptly changing coverages in response to changes in statutes or case law. To meet their needs, we process and interface with state regulators on average over 2,800 filings each year, ensuring smooth implementation of our rules and forms. When insurers choose to develop their own alternative programs, our industry-standard insurance programs also help regulators make sure that such insurers' policies meet basic coverage requirements.

Standardized coverage language, which has been tested in litigation and tailored to reflect judicial interpretation, helps to ensure consistent treatment of claimants. As a result, our industry-standard language also simplifies claim settlements and can reduce the occurrence of costly litigation, because our language causes the meaning of coverage terminology to become established and known. Our policy language includes standard coverage language, endorsements and policy writing support language that assist our customers in understanding the risks they assume and the coverages they are offering. With these policy programs, insurers also benefit from economies of scale. We have over 200 specialized lawyers and insurance experts reviewing changes in each state's insurance rules and regulations, including on average over 9,200 legislative bills, 1,000 regulatory actions and 2,000 court cases per year, to make any required changes to our policy language and rating information.

To cover the wide variety of risks in the marketplace, we offer a broad range of policy programs. For example, in the homeowner's line of insurance, we maintain policy language and rules for 6 basic coverages, 255 national endorsements, and 514 state-specific endorsements. Overall, we provide policy language, prospective loss costs, policy writing rules, and a variety of other solutions for 26 lines of insurance.

The P&C insurance industry is heavily regulated in the U.S. P&C insurers are required to collect statistical data about their premiums and losses and to report that data to regulators in every state in which they operate. Our statistical agent services have enabled P&C insurers to meet these regulatory requirements for over 40 years. We aggregate the data and, as a licensed or appointed "statistical agent" in all 50 states, Puerto Rico, Guam, U.S. Virgin Islands and the District of Columbia, we report these statistics to insurance regulators. We are able to capture significant economies of scale given the level of penetration of this service within the U.S. P&C insurance industry.

To provide our customers and the regulators the information they require, we maintain one of the largest private databases in the world. Over the past four decades, we have developed core expertise in acquiring, processing, managing, and operating large and comprehensive databases that are the foundation of our Risk Assessment segment. We use our proprietary technology to assemble, organize and update vast amounts of detailed information submitted by our customers. We supplement this data with publicly available information.

Each year, P&C insurers send us approximately 2.9 billion detailed individual records of insurance transactions, such as insurance premiums collected or losses incurred. We maintain a database of over 16.5 billion statistical records, including approximately 6.5 billion commercial lines records and approximately 10.0 billion personal lines records. We collect unit-transaction detail of each premium and loss record, which enhances the validity, reliability and accuracy of our data sets and our actuarial analyses. Our proprietary quality process includes almost 2,500 separate checks to ensure that data meet our high standards of quality.

We provide actuarial services to help our customers analyze and price their risks. Using our large database of premium and loss data, our actuaries are able to perform sophisticated analyses using our predictive models and analytic methods to help our P&C insurance customers with pricing, loss reserving, and marketing. We distribute a number of actuarial solutions and offer flexible services to meet our customers' needs. In addition, our actuarial consultants provide customized services for our clients that include assisting them with the development of independent insurance programs, analysis of their own underwriting experience, development of classification systems and rating plans, and a wide variety of other business decisions. We also supply information to a wide variety of customers in other markets including reinsurance and government agencies.

We project future losses and loss expenses utilizing a broad set of data. These projections tend to be more reliable than if our customers used solely their own data. We make a number of actuarial adjustments before the data is used to estimate future costs. Our customers can use our estimates of future costs in making independent decisions about the prices charged for their policies. For most P&C insurers, in most lines of business, we believe our estimates of future costs are an essential input to rating decisions. Our actuarial products and services are also used to create the analytics underlying our industry-standard insurance programs described above.

Property-Specific Rating and Underwriting Information

We gather information on individual properties and communities so that insurers can use our information to evaluate and price personal and commercial property insurance, as well as commercial liability insurance. Our property-specific rating and underwriting information allow our customers to understand, quantify, underwrite, mitigate, and avoid potential loss for residential and commercial properties. Our database contains loss costs and other vital information on more than 3.4 million commercial buildings in the United States and also holds information on more than 6.1 million individual businesses occupying those buildings. We have a staff of more than 550 field representatives strategically located around the United States who observe and report on conditions at commercial and residential properties, evaluate community fire-protection capabilities and assess the effectiveness of municipal building-code enforcement. Each year, our field staff visits more than over 300,000 commercial properties to collect information on new buildings and verify building attributes.

We also provide proprietary analytic measures of the ability of individual communities to mitigate losses from important perils. Nearly every property insurer in the U.S. uses our evaluations of community firefighting capabilities to help determine premiums for fire insurance throughout the country. We provide field-verified and validated data on the fire protection services for more than 46,000 fire response jurisdictions. We also offer services to evaluate the effectiveness of community enforcement of building codes and the efforts of communities to mitigate damage from flooding. Further, we provide information on the insurance rating territories, premium taxes, crime risk, and hazards of windstorm, earthquake, wildfire, and other perils. To supplement our data on specific commercial properties and individual communities, we have assembled, from a variety of internal and third-party sources, information on hazards related to geographic locations representing every postal address in the U.S. Insurers use this information not only for policy quoting but also for analyzing risk concentration in geographical areas.

Decision Analytics Segment

In the Decision Analytics segment, we support all four phases of our Risk Analysis Framework. We develop predictive models to forecast scenarios and produce both standard and customized analytics that help our customers better predict loss, select and price risk, detect fraud before and after a loss event, and quantify losses. The businesses are categorized by the primary end market for their services.


Before Loss Event
After Loss Event
TIME
Prediction of Loss
Quantification of Loss
LOSS EVENT
Fraud Prevention
Fraud Detection

As we develop our models to quantify loss and detect fraud, we improve our ability to predict the loss and prevent the fraud from happening. We believe this provides us with a significant competitive advantage over firms that do not offer solutions which operate both before and after loss events.

Insurance

We are a leading provider of fraud-detection tools for the P&C insurance industry. Our fraud solutions improve our customers' profitability by both predicting the likelihood that fraud is occurring and detecting suspicious activity after it has occurred. When a claim is submitted, our system searches our database and returns information about other claims filed by the same individuals or businesses (either as claimants or insurers) that help our customers determine if fraud has occurred. The system searches for matches in identifying information fields, such as name, address, Social Security number, vehicle identification number, driver's license number, tax identification number, or other parties to the loss. Our system also includes advanced name and address searching to perform intelligent searches and improve the overall quality of the matches. Information from match reports speeds payment of meritorious claims while providing a defense against fraud and can lead to denial of a claim, negotiation of a reduced award or further investigation by the insurer or law enforcement.

We have a comprehensive system used by claims adjusters and investigations professionals to process claims and fight fraud. Claims databases are one of the key tools in the fight against insurance fraud. The benefits of a single all-claims database include improved efficiency in reporting data and searching for information, enhanced capabilities for detecting suspicious claims and superior information for investigating fraudulent claims, suspicious individuals and possible fraud rings. Our database contains information on approximately 844 million claims and is the world's largest database of P&C claims information used for claims and investigations. Insurers and other participants submit new claim records, more than 254,000 a day on average, across all categories of the U.S. P&C insurance industry.

We also provide a service allowing insurers to report thefts of automobiles and property, improving the chances of recovering those items; a service that helps owners and insurers recover stolen heavy construction and agricultural equipment; an expert scoring system that helps distinguish between suspicious and meritorious claims; and products that use link-analysis technology to help visualize and fight insurance fraud.

We pioneered the field of probabilistic catastrophe modeling used by insurers, reinsurers and financial institutions to manage their catastrophe risk. Our models of global natural hazards, which form the basis of our solutions, enable companies to identify, quantify and plan for the financial consequences of catastrophic events. We have developed models, covering natural hazards, including hurricanes, earthquakes, winter storms, tornadoes, hailstorms, and flood, for potential loss events in more than 90 countries. We have also developed and introduced a probabilistic terrorism model capable of quantifying the risk in the U.S. from this emerging threat, which supports pricing and underwriting decisions down to the level of an individual policy

We provide data, analytic and networking products for professionals involved in estimating all phases of building repair and reconstruction. We provide solutions for every phase of a building's life, including:

- quantifying the ultimate cost of repair or reconstruction of damaged or destroyed buildings;
- aiding in the settlement of insurance claims; and
- tracking the process of repair or reconstruction and facilitating communication among insurers, adjusters, contractors and policyholders

To help our customers estimate repair costs, we provide a solution that assists contractors and insurance adjusters to estimate repairs using a patented plan-sketching program. The program allows our customers to sketch floor plans, roof plans and wall-framing plans and automatically calculates material and labor quantities for the construction of walls, floors, footings and roofs.

We also offer our customers access to wholesale and retail price lists, which include structural repair and restoration pricing for 467 separate economic areas in North America. We revise this information monthly and, in the aftermath of a major disaster, we can update the price lists as often as weekly to reflect rapid price changes. Our structural repair and cleaning database contains more than 13,000 unit-cost line items. For each line item such as smoke cleaning, water extraction and hazardous cleanup, we report time and material pricing, including labor, labor productivity rates (for new construction and restoration), labor burden and overhead, material costs, and equipment costs. We improve our reported pricing data by several methods including direct market surveys, and an analysis of the actual claims experience of our customers. We estimate that about 80.0% of all homeowners' claims settled in the U.S. annually use our solution. Utilization of such a large percentage of the industry's claims leads to accurate reporting of pricing information, which we believe is unmatched in the industry.

Our estimates allow our customers to set loss reserves, deploy field adjusters and verify internal company estimates. Our estimates also keep insurers, their customers, regulators, and other interested parties informed about the total costs of disasters. We also provide our customers access to daily reports on severe weather and catastrophes and we maintain a database of information on catastrophe losses in the U.S. since 1950.

Financial Services

We focus on providing competitive benchmarking, scoring solutions, analytics, and customized services to financial services institutions in North and South America and Europe. We maintain the most comprehensive de-personalized direct observation consortia data sets for the payments industry. We leverage this consortia data and provide proprietary solutions and information that enable clients to achieve higher profitability and growth through enhanced marketing and risk management decisions. We have deployed unique technology to manage vast data sets efficiently and manage vast amount of payments data. We offer services and a suite of solutions to a client base that includes credit and debit card issuers, retail banks and other consumer financial services providers, payment processors, insurance companies, and other industry stakeholders.

Our professionals have substantial industry knowledge in providing solutions to the financial services sector. We are known for our unique ability to blend the highly technical, data-centered aspects of our projects with expert communication and business knowledge. Our solutions enhance our clients' ability to manage their businesses profitably and position them better to handle present day challenges (competitive, regulatory, and economic). Specifically, we use comprehensive transaction, risk, behavioral, and bureau-sourced account data to assist clients in making better business decisions through analysis and analytical solutions. We maintain a comprehensive and granular direct observation database for credit card, debit card, and deposit transactions in the industry.

Furthermore, we are a leading provider of automated fraud detection, compliance and decision-support tools for the mortgage industry. Utilizing our own loan level application database combined with actual mortgage loan performance data, we have established a risk scoring system which increases our customers' ability to detect fraud. We provide solutions that detect fraud through each step of the mortgage lifecycle and provide regulatory compliance solutions that perform instant compliance reviews of each mortgage application. Our fraud solutions can improve our customers' profitability by predicting the likelihood that a customer account is experiencing fraud. Our solution analyzes customer transactions in real time and generates recommendations for immediate action which are critical to stopping fraud and abuse. These applications can also detect some organized fraud schemes that are too complex and well-hidden to be identified by other methods.

Effective fraud detection relies on pattern identification, which in turn requires us to identify, isolate and track mortgage applications through time. Histories of multiple loans, both valid and fraudulent, are required to compare a submitted loan both to actual data and heuristic analyses. For this reason, unless fraud detection solutions are fueled by comprehensive data, their practicality is limited. Our proprietary database contains more than 23 million current and historical loan applications collected over the past ten years. This database contains data from loan applications as well as supplementary third-party data.

Our technology employs sophisticated models to identify patterns in the data. Our solution provides a score, which predicts whether the information provided by a mortgage applicant is correct. Working with data obtained through our partnership with a credit bureau, we have demonstrated a strong correlation between fraudulent information in the application and the likelihood of both foreclosure and early payment default on loans. We believe our solution is based upon a more comprehensive set of loan level information than any other provider in the mortgage industry.

We also provide forensic audit services for the mortgage origination and mortgage insurance industries. Our predictive screening tools predict which defaulted loans are the most likely candidates for full audits for the purpose of detecting fraud. We then generate detailed audit reports on defaulted mortgage loans. Those reports serve as a key component of the loss mitigation strategies of mortgage loan insurers.

Healthcare

We offer *payment accuracy* solutions that help healthcare claims payors detect fraud, abuse and overpayment. Our approach combines computer-based modeling and profiling of claims with analysis performed by clinical experts. We run our customers' claims through our proprietary analytic system to identify potential fraud, abuse and overpayment, and then a registered nurse, physician or other clinical specialist skilled in coding and reimbursement decisions reviews all suspect claims and billing patterns. This combination of system and human review is unique in the industry and we believe offers improved accuracy for paying claims. We analyze the patterns of claims produced by individual physicians, physicians' practices, hospitals, dentists, and pharmacies to locate the sources of fraud. After a suspicious source of claims is identified, our real-time analytic solutions investigate each claim individually for particular violations, including upcoding, multiple billings, services claimed but not rendered, and billing by unlicensed providers. By finding the individual claims with the most cost-recovery potential and also minimizing the number of false-positive indications of fraud, we enable the special investigation units of healthcare payors to efficiently control their claims costs while maintaining high levels of customer service to their insurers. We also offer web-based reporting tools that let payors take definitive action to prevent overpayments or payment of fraudulent claims. The tools provide the documentation that helps to identify, investigate and prevent abusive and fraudulent activity by providers.

We provide *enterprise analytics* and reporting systems to health insurers, provider organizations and self-insured employers. Those organizations use our healthcare business intelligence solutions to review their data, including information on claims, membership, providers and utilization, and provide cost trends, forecasts and actuarial, financial and utilization analyses. For example, our solutions allow our customers to predict medical costs and improve the financing and organization of health services. Our predictive models help our customers identify high-cost cases for care- and disease-management intervention, compare providers adjusting for differences in health, predict resource use for individuals and populations, establish health-based and performance-based payments, negotiate payments and incentives, negotiate premium rates, and measure return on investment. We also provide our customers healthcare services using complex clinical analyses to uncover reasons behind cost and utilization increases. Physicians and hospitals are adopting and acquiring new technologies, drugs and devices more rapidly than ever before. We provide financial and actuarial analyses, clinical, technical and implementation services and training services to help our customers manage costs and risks to their practices.

We are a provider of solutions for *revenue & quality intelligence* and compliance for certain aspects of the healthcare industry. We have systems, including our revenue integrity business, which analyze Medicare data for compliance with CMS (Centers for Medicare & Medicaid Services) guidelines, assist payers in payment integrity, data collection, and encounter data submission. By using our ReconEdge™, a web-based risk adjustment reconciliation system, healthcare payers can assess their organizations' opportunities and compliance in payments. In addition, we offer proprietary systems and services that facilitate the aggregation, retrieval, coding, and analysis of medical records. We have a repository of medical records that are digitized, indexed, and securely hosted online. We use custom-built, proprietary technology to deliver medical records from facilities and provider locations. Our clients can access the clinical data through a cloud-based workflow management system. We are also a provider of HEDIS® (Healthcare Effectiveness Data and Information Set) software solutions. Our solution suite allows managed care organizations to calculate and submit HEDIS results to NCQA (National Committee for Quality Assurance), improve quality in covered populations, and reduce administrative overhead associated with quality reporting.

Specialized Markets

We help businesses and governments better anticipate and manage climate- and weather-related risks. We prepare certain agencies and companies to anticipate, manage, react to and profit from weather and climate related risk. We serve our clients by providing state-of-the-art research, development and analysis delivered in reports, databases and software solutions. We are dedicated to the advancement of scientific understanding of the atmospheric, climate and weather, ocean, and planetary sciences. Through research conducted by our in-house scientific staff, and often in collaboration with world-renowned scientists at academic and other research institutions, we have developed analytical tools to help measure and observe the properties of the environment and to translate these measurements into useful information to take action.

We also offer a comprehensive suite of data and information services that enables improved compliance with global Environmental Health & Safety, or EH&S requirements related to the safe manufacturing, distribution, transportation, usage and disposal of chemicals and products. From the supply chain or solutions lifecycle, we deliver a program specific to the EH&S compliance information and management needs of our customers. We have a full solutions lifecycle and cross-supply chain approach that provide a single, integrated solution for managing EH&S capabilities, resulting in reduced cost, risk and liability while improving process.

Our Growth Strategy

Over the past five years, we have grown our revenues at a CAGR of 14.5% through the successful execution of our business plan. These results reflect strong organic revenue growth, new product development and selected acquisitions. We have made, and continue to make, investments in people, data sets, analytic solutions, technology, and complementary businesses. The key components of our strategy include:

Increase Solution Penetration with Insurance Customers. We expect to expand the application of our solutions in insurance customers' internal risk and underwriting processes. Building on our deep knowledge of, and embedded position in, the insurance industry, we expect to sell more solutions to existing customers tailored to individual insurance segments. By increasing the breadth and relevance of our offerings, we believe we can strengthen our relationships with customers and increase our value to their decision making in critical ways.

Develop New, Proprietary Data Sets and Predictive Analytics. We work with our customers to understand their evolving needs. We plan to create new solutions by enriching our mix of proprietary data sets, analytic solutions and effective decision support across the markets we serve. We constantly seek to add new data sets that can further leverage our analytic methods, technology platforms and intellectual capital.

Leverage Our Intellectual Capital to Expand into Adjacent Markets and New Customer Sectors. Our organization is built on nearly four decades of intellectual property in risk management. We believe we can continue to profitably expand the use of our intellectual capital and apply our analytic methods in new markets, where significant opportunities for long-term growth exist. We also continue to pursue growth through targeted international expansion. We have already demonstrated the effectiveness of this strategy with our expansion into healthcare and non-insurance financial services.

Pursue Strategic Acquisitions that Complement Our Leadership Positions. We will continue to expand our data and analytics capabilities across industries. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to customers. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders.

Our Customers

Risk Assessment Customers

The customers in our Risk Assessment segment for the lines of P&C services we offer include the top 100 P&C insurance providers in the United States, as well as insurers in international markets. Our statistical agent services are used by a substantial majority of P&C insurance providers in the U.S. to report to regulators. Our actuarial services and industry-standard insurance programs are used by the majority of insurers and reinsurers in the U.S. In addition, certain agencies of the federal government, as well as county and state governmental agencies and organizations, use our solutions to help satisfy government needs for risk assessment and emergency response information.

Decision Analytics Customers

In the Decision Analytics segment, we provide our P&C insurance solutions to the majority of the P&C insurers in the U.S. Specifically, our claims database serves thousands of customers, representing over 90% of the P&C insurance industry by premium volume, 27 state workers' compensation insurance funds, 594 self-insurers, 464 third-party administrators, several state fraud bureaus, and many law-enforcement agencies involved in investigation and prosecution of insurance fraud. We estimate that more than 80% of insurance repair contractors and service providers in the U.S. and Canada with computerized estimating systems use our building and repair pricing data. In the U.S. healthcare industry, our customers include numerous health plans and third party administrators. In the U.S. our customers included 17 of the top 20 U.S. credit card issuers. We provide our solutions to leading mortgage lenders and mortgage insurers. We have been providing services to mortgage insurers for over 21 years.

Our Competitors

We believe no single competitor currently offers the same scope of services and market coverage we provide. The breadth of markets we serve exposes us to a broad range of competitors as described below.

Risk Assessment Competitors

Our Risk Assessment segment operates primarily in the U.S. P&C insurance industry, where we enjoy a leading market presence. We have a number of competitors in specific lines or services.

We encounter competition from a number of sources, including insurers who develop internal technology and actuarial methods for proprietary insurance programs. Competitors also include other statistical agents, including the National Independent Statistical Service, the Independent Statistical Service and other advisory organizations, providing underwriting rules, prospective loss costs and coverage language such as the American Association of Insurance Services and Mutual Services Organization, although we believe none of our competitors has the breadth or depth of data we have.

Competitors for our property-specific rating and underwriting information are primarily limited to a number of regional providers of commercial property inspections and surveys, including Overland Solutions, Inc. and Regional Reporting, Inc. We also compete with a variety of organizations that offer consulting services, primarily specialty technology and consulting firms. In addition, a customer may use its own internal resources rather than engage an outside firm for these services. Our competitors also include information technology product and services vendors including CDS, Inc., management and strategy consulting firms including Deloitte Consulting LLP, and smaller specialized information technology firms and analytical services firms including Pinnacle Consulting and EMB.

Decision Analytics Competitors

In the P&C insurance claims market and catastrophe modeling market, certain products are offered by a number of companies, including Risk Management Solutions (catastrophe modeling), LexisNexis Risk Solutions (loss histories and motor vehicle records for personal lines underwriting), Decision Insight or MSB (property value and claims estimator), and Solera (personal automobile underwriting). We believe that our P&C insurance industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against these competitors with more limited offerings. In the healthcare market, certain products are offered by a number of companies, including Computer Sciences Corporation (evaluation of bodily injury and workers' compensation claims), Fair Isaac Corporation (workers' compensation and healthcare claims cost containment) and OptumInsight, McKesson, Truven Health Analytics (formerly MedStat), Inovalon (formerly MedAssurant), and iHealth (healthcare predictive modeling and business intelligence). Competitive factors include application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance and support the applications or services and price. In the mortgage analytics solutions market, our competitors include CoreLogic and DataVerify Corporation (mortgage lending fraud identification). We believe that none of our competitors in the mortgage analytics market offers the same combination of expertise in fraud detection analytics and forensic audit capabilities.

Development of New Solutions

We take a market-focused team approach to developing our solutions. Our operating units are responsible for developing, reviewing and enhancing our various products and services. Our data management and production team designs and manages our processes and systems for market data procurement, proprietary data production and quality control. Our Enterprise Data Management, or EDM, team supports our efforts to create new information and products from available data and explores new methods of collecting data. EDM is focused on understanding and documenting business-unit and corporate data assets and data issues; sharing and combining data assets across the enterprise; creating an enterprise data strategy; facilitating research and product development; and promoting cross-enterprise communication. Our ISO Innovative Analytics, or IIA, team is a corporate center of excellence for analytical methods in applying modeling techniques to predict risk outcomes.

Our software development teams build the technology used in many of our solutions. As part of our product-development process, we continually solicit feedback from our customers on the value of our products and services and the market's needs. We have established an extensive system of customer advisory panels, which meet regularly throughout the year to help us respond effectively to the needs of our markets. In addition, we use frequent sales calls, executive visits, user group meetings, and other industry forums to gather information to match the needs of the market with our product development efforts. We also use a variety of market research techniques to enhance our understanding of our clients and the markets in which they operate.

We also add to our offerings through an active acquisition program. Since 2008, we have acquired 14 businesses, which have allowed us to enter new markets, offer new solutions and enhance the value of existing services with additional proprietary sources of data.

When we find it advantageous, we augment our proprietary data sources and systems by forming alliances with other leading information providers and technology companies and integrating their product offerings into our offerings. This approach gives our customers the opportunity to obtain the information they need from a single source and more easily integrate the information into their workflows.

Sales, Marketing and Customer Support

We sell our products and services primarily through direct interaction with our clients. We employ a three-tier sales structure that includes salespeople, product specialists and sales support. As of December 31, 2012, we had a sales force of 295 people. Within the company, several areas have sales teams that specialize in specific products and services. These specialized sales teams sell specific, highly technical product sets to targeted markets.

To provide account management to our largest customers, we segment the insurance carrier market into three groups. Tier One or "National" Accounts constitutes our largest customers, Tier Two or "Strategic" Accounts represents both larger carrier groups and middle-market carriers. Tier Three are the small insurance companies that may represent one line of business and/or be one-state or regional writers. A Sales Generalist is assigned to every insurer account and is responsible for our overall relationship with these insurance companies. Our senior executives are also involved with the senior management of our customers.

Sales people participate in both customer-service and sales activities. They provide direct support, interacting frequently with assigned customers to assure a positive experience using our services. Salespeople primarily seek out new sales opportunities and work with the various sales teams to coordinate sales activity and provide the best solutions for our customers. We believe our salespeople's product knowledge and local presence differentiates us from our competition. Product specialists are subject-matter experts and work with salespeople on specific opportunities for their assigned products. Both salespeople and product specialists have responsibility for identifying new sales opportunities. A team approach and a common customer relationship management system allow for effective coordination between the two groups.

Sources of our Data

The data we use to perform our analytics and power our solutions are sourced through seven different kinds of data arrangements. First, we gather data from our customers within agreements that also permit our customers to use the solutions created upon their data. These agreements remain in effect unless the data contributor chooses to opt out and represent our primary method of data gathering. It is very rare that contributors elect not to continue providing us data. Second, we have agreements with data contributors in which we specify the particular uses of their data and provide to the data contributors their required levels of privacy, protection of data and where necessary de-identification of data. These agreements represent no cost to us and generally feature a specified period of time for the data contributions and require renewal. Third, we "mine" data found inside the transactions supported by our solutions; as an example, we utilize the claims settlement data generated inside our repair cost estimating solution to improve the cost factors used in our models. Again, these arrangements represent no cost to us and we obtain the consent of our customers to make use of their data in this way. Fourth, we source data generally at no cost from public sources including federal, state and local governments. Fifth, we gather data about the physical characteristics of commercial properties through the direct observation of our field staff that also perform property surveys at the request of, and facilitated by, property insurers. Sixth, we purchase data from data aggregators under contracts that reflect prevailing market pricing for the data elements purchased, including county tax assessor records, descriptions of hazards such as flood plains and professional licenses. Lastly, we retrieve medical records from facilities and provider locations at prevailing market prices. In all our modes of data collection, we are the owners of whatever derivative solutions we create using the data. Our costs of data received from our customers were 1.3% and 1.5% of revenues for the years ended December 31, 2012 and 2011, respectively.

Information Technology

Technology

Our information technology systems are fundamental to our success. They are used for the storage, processing, access and delivery of the data which forms the foundation of our business and the development and delivery of our solutions provided to our clients. Much of the technology we use and provide to our customers is developed, maintained and supported by approximately 1,200 employees. We generally own or have secured ongoing rights to use for the purposes of our business all the customer-facing applications which are material to our operations. We support and implement a mix of technologies, focused on implementing the most efficient technology for any given business requirement or task.

Data Centers

We have two primary data centers in Jersey City, New Jersey and Orem, Utah. In addition, we have data centers dedicated to certain business units, located in other states.

Disaster Recovery

We are committed to a framework for business continuity management and carry out annual reviews of the state of preparedness of each business unit. All of our critical databases, systems and contracted client services are also regularly recovered. We also have documented disaster recovery plans in place for each of our major data centers and each of our solutions. Our primary data center recovery site is in New York State, approximately 50 miles northwest of Jersey City, New Jersey.

Security

We have adopted a wide range of measures to ensure the security of our IT infrastructure and data. Security measures generally cover the following key areas: physical security; logical security of the perimeter; network security such as firewalls; logical access to the operating systems; deployment of virus detection software; and appropriate policies and procedures relating to removable media such as laptops. All laptops are encrypted and media leaving our premises that is sent to a third-party storage facility is also encrypted. This commitment has led us to achieve certification from CyberTrust (an industry leader in information security certification) since 2002.

Intellectual Property

We own a significant number of intellectual property rights, including copyrights, trademarks, trade secrets and patents. Specifically, our policy language, insurance manuals, software and databases are protected by both registered and common law copyrights, and the licensing of those materials to our customers for their use represents a large portion of our revenue. We also own in excess of 500 trademarks in the U.S. and foreign countries, including the names of our products and services and our logos and tag lines, many of which are registered. We believe many of our trademarks, trade names, service marks and logos to be of material importance to our business as they assist our customers in identifying our products and services and the quality that stands behind them. We consider our intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret and patent) and contractual safeguards in a comprehensive intellectual property enforcement program to protect them wherever they are used.

We also own several software method and processing patents and have several pending patent applications in the U.S. that complement our products. The patents and patent applications include claims which pertain to technology, including a patent for our Claims Outcome Advisor software, and for our Xactware Sketch product. We believe the protection of our proprietary technology is important to our success and we will continue to seek to protect those intellectual property assets for which we have expended substantial research and development capital and which are material to our business.

In order to maintain control of our intellectual property, we enter into license agreements with our customers, granting each customer a license to use our products and services, including our software and databases. This helps to maintain the integrity of our proprietary intellectual property and to protect the embedded information and technology contained in our solutions. As a general practice, employees, contractors and other parties with access to our proprietary information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

Employees

As of December 31, 2012, we employed 6,078 full-time and 417 part-time employees. None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Our employees include over 200 actuarial professionals, including 50 Fellows and 26 Associates of the Casualty Actuarial Society, as well as 145 Chartered Property Casualty Underwriters, 16 Certified and 24 Associate Insurance Data Managers, and over 531 professionals with advanced degrees, including PhDs in mathematics and statistical modeling who review both the data and the models.

Regulation

Because our business involves the distribution of certain personal, public and non-public data to businesses and governmental entities that make eligibility, service and marketing decisions based on such data, certain of our solutions and services are subject to regulation under federal, state and local laws in the United States and, to a lesser extent, foreign countries. Examples of such regulation include the Fair Credit Reporting Act, which regulates the use of consumer credit report information; the Gramm-Leach-Bliley Act, which regulates the use of non-public personal financial information held by financial institutions and applies indirectly to companies that provide services to financial institutions; the Health Insurance Portability and Accountability Act, which restricts the public disclosure of patient information and applies indirectly to companies that provide services to healthcare businesses; the Drivers Privacy Protection Act, which prohibits the public disclosure, use or resale by any state's department of motor vehicles of personal information about an individual that was obtained by the department in connection with a motor vehicle record, except for a "permissible purpose" and various other federal, state and local laws and regulations.

These laws generally restrict the use and disclosure of personal information and provide consumers certain rights to know the manner in which their personal information is being used, to challenge the accuracy of such information and/or to prevent the use and disclosure of such information. In certain instances, these laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as obligations to provide notification of security breaches in certain circumstances.

We are also licensed as a rating, rate service, advisory or statistical organization under state insurance codes in all fifty states, Puerto Rico, Guam, the Virgin Islands and the District of Columbia. As such an advisory organization, we provide statistical, actuarial, policy language development and related products and services to property/casualty insurers, including advisory prospective loss costs, other prospective cost information, manual rules and policy language. We also serve as an officially designated statistical agent of state insurance regulators to collect policy-writing and loss statistics of individual insurers and compile that information into reports used by the regulators.

Many of our products, services and operations as well as insurer use of our services are subject to state rather than federal regulation by virtue of the McCarran-Ferguson Act. As a result, many of our operations and products are subject to review and/or approval by state regulators. Furthermore, our operations involving licensed advisory organization activities are subject to periodic examinations conducted by state regulators and our operations and products are subject to state antitrust and trade practice statutes within or outside state insurance codes, which are typically enforced by state attorneys general and/or insurance regulators.

Available Information

We maintain an Investor Relations website on the Internet at investor.verisk.com. We make available free of charge, on or through this website, our annual, quarterly, and current reports and any amendments to those reports as soon as reasonably practicable following the time they are electronically filed with or furnished to the

SEC. To access these, click on the "Financial Information" — "SEC Filings" link found on our Investor Relations homepage. Verisk trades on the NASDAQ Global Select Market under the ticker symbol "VRSK." Our stock was first publicly traded on October 7, 2009.

The public may read and copy any materials filed by Verisk with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the following risks and all of the other information set forth in this annual report on Form 10-K before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

We could lose our access to data from external sources which could prevent us from providing our solutions.

We depend upon data from external sources, including data received from customers and various government and public record services, for information used in our databases. In general, we do not own the information in these databases, and the participating organizations could discontinue contributing information to the databases. Our data sources could withdraw or increase the price for their data for a variety of reasons, and we could also become subject to legislative, judicial, or contractual restrictions on the use of such data, in particular if such data is not collected by the third parties in a way which allows us to legally use and/or process the data. In addition, some of our customers are significant stockholders of our company. Specifically, a portion of Class A common stock is owned by insurers who are also our customers. If our customers' percentage of ownership of our common stock decreases in the future, there can be no assurance that our customers will continue to provide data to the same extent or on the same terms. If a substantial number of data sources, or certain key sources, were to withdraw or be unable to provide their data, or if we were to lose access to data due to government regulation or if the collection of data became uneconomical, our ability to provide solutions to our customers could be impacted, which could materially adversely affect our business, reputation, financial condition, operating results and cash flows.

Agreements with our data suppliers are short-term agreements. Some suppliers are also competitors, which may make us vulnerable to unpredictable price increases and may cause some suppliers not to renew certain agreements. Our competitors could also enter into exclusive contracts with our data sources. If our competitors enter into such exclusive contracts, we may be precluded from receiving certain data from these suppliers or restricted in our use of such data, which would give our competitors an advantage. Such a termination or exclusive contracts could have a material adverse effect on our business, financial position, and operating results if we were unable to arrange for substitute sources.

We derive a substantial portion of our revenues from U.S. P&C primary insurers. If there is a downturn in the U.S. insurance industry or that industry does not continue to accept our solutions, our revenues will decline.

Revenues derived from solutions we provide to U.S. P&C primary insurers account for a substantial portion of our total revenues. During the year ended December 31, 2012, approximately 48.3% of our revenue was derived from solutions provided to U.S. P&C primary insurers. Also, pricing of certain of our solutions are linked to premiums in the U.S. P&C insurance market, which may rise or fall in any given year due to loss experience and capital capacity and other factors in the insurance industry beyond our control. In addition, our revenues will decline if the insurance industry does not continue to accept our solutions.

Factors that might affect the acceptance of these solutions by P&C primary insurers include the following:

- changes in the business analytics industry;
- changes in technology;
- our inability to obtain or use state fee schedule or claims data in our insurance solutions;
- saturation of market demand;
- loss of key customers;
- industry consolidation; and
- failure to execute our customer-focused selling approach

A downturn in the insurance industry or lower acceptance of our solutions by the insurance industry could result in a decline in revenues from that industry and have a material adverse effect on our financial condition, results of operations and cash flows.

Our revenues from customers in the mortgage vertical is largely transactional and subject to changing conditions of the U.S mortgage market.

Revenue derived from solutions we provide the U.S. mortgage and mortgage-related industries accounted for approximately 8.5% of our total revenue in the year ended December 31, 2012. Our forensic audits business and business with government-sponsored entities in the mortgage business accounted for approximately 52.0% of our total mortgage and mortgage-related revenue in 2012. Because our business relies on transaction volumes based on both new mortgage applications and forensic audit of funded loans, reductions in either the volume of mortgage loans originated or the number or quality of funded loans could reduce our revenue. Recently there have been proposals to restructure or eliminate the roles of Fannie Mae and Freddie Mac. The restructuring or elimination of either Fannie Mae or Freddie Mac could have a negative effect on the U. S. mortgage market and on our revenue derived from the solutions we provide to the mortgage industry. If origination volumes and applications for mortgages decline, our revenue in this part of the business may decline if we are unable to increase the percentage of mortgages examined for existing customers or add new customers. Our forensic audit business has benefited from the high amount of bad loans to be examined by mortgage insurers and other parties as a result of the U.S. mortgage crisis. Certain mortgage insurers who have been operating under regulatory waivers of capital sufficiency requirements have announced that they are currently unable to write new mortgage insurance policies unless regulatory relief is provided. Such a development could impact the volume of loans to be examined in our forensic audit business and could reduce our revenue and profitability. Additionally, a withdrawal of mortgage insurers from the mortgage loan market could potentially reduce the volume of loan originations, which could reduce the revenue in our origination-related business. Two customers represented the majority of our mortgage revenue in 2012 and if their volumes decline and we are not able to replace such volumes with new customers, our revenue may continue to decline.

There may be consolidation in our end customer market, which would reduce the use of our services.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. The adverse effects of consolidation will be greater in sectors that we are particularly dependent upon, for example, in the P&C insurance and healthcare services sector. Any of these developments could materially and adversely affect our business, financial condition, operating results and cash flows.

If we are unable to develop successful new solutions or if we experience defects, failures and delays associated with the introduction of new solutions, our business could suffer serious harm.

Our growth and success depends upon our ability to develop and sell new solutions. If we are unable to develop new solutions, or if we are not successful in introducing and/or obtaining regulatory approval or acceptance for new solutions, we may not be able to grow our business, or growth may occur more slowly than we anticipate. In addition, significant undetected errors or delays in new solutions may affect market acceptance of our solutions and could harm our business, financial condition or results of operations. In the past, we have experienced delays while developing and introducing new solutions, primarily due to difficulties in developing models, acquiring data and adapting to particular operating environments. Errors or defects in our solutions that are significant, or are perceived to be significant, could result in rejection of our solutions, damage to our reputation, loss of revenues, diversion of development resources, an increase in product liability claims, and increases in service and support costs and warranty claims.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

Our success depends, in part, upon our intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. This protection of our proprietary technology is limited, and our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. Our protection of our intellectual property rights in the United States or abroad may not be adequate and others, including our competitors, may use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business, financial condition, results of operations and cash flows.

We could face claims for intellectual property infringement, which if successful could restrict us from using and providing our technologies and solutions to our customers.

There has been substantial litigation and other proceedings, particularly in the United States, regarding patent and other intellectual property rights in the information technology industry. There is a risk that we are infringing, or may in the future infringe, the intellectual property rights of third parties. We monitor third-party patents and patent applications that may be relevant to our technologies and solutions and we carry out freedom to operate analyses where we deem appropriate. However, such monitoring and analysis has not been, and is unlikely in the future to be, comprehensive, and it may not be possible to detect all potentially relevant patents and patent applications. Since the patent application process can take several years to complete, there may be currently pending applications, unknown to us, that may later result in issued patents that cover our products and technologies. As a result, we may infringe existing and future third-party patents of which we are not aware. As we expand our operations there is a higher risk that such activity could infringe the intellectual property rights of third parties.

Third-party intellectual property infringement claims and any resultant litigation against us or our technology partners or providers, could subject us to liability for damages, restrict us from using and providing our technologies and solutions or operating our business generally, or require changes to be made to our technologies and solutions. Even if we prevail, litigation is time consuming and expensive to defend and would result in the diversion of management's time and attention.

If a successful claim of infringement is brought against us and we fail to develop non-infringing technologies and solutions or to obtain licenses on a timely and cost effective basis this could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

Regulatory developments could negatively impact our business.

Because personal, public and non-public information is stored in some of our databases, we are vulnerable to government regulation and adverse publicity concerning the use of our data. We provide many types of data and services that already are subject to regulation under the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, Driver's Privacy Protection Act, Health Insurance Portability and Accountability Act, the European Union's Data Protection Directive, the Dodd Frank Wall Street Reform and Consumer Protection Act and to a lesser extent, various other federal, state, and local laws and regulations. These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace. However, many consumer advocates, privacy advocates, and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Similar initiatives are under way in other countries in which we do business or from which we source data. The following legal and regulatory developments also could have a material adverse affect on our business, financial position, results of operations or cash flows:

- amendment, enactment, or interpretation of laws and regulations which restrict the access and use of personal information and reduce the supply of data available to customers;
- changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our solutions;
- failure of our solutions to comply with current laws and regulations; and
- failure of our solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Fraudulent or unpermitted data access and other security or privacy breaches may negatively impact our business and harm our reputation.

Security breaches in our facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers. Our systems may be vulnerable to physical break-ins, computer viruses, attacks by hackers and similar disruptive problems. Third-party contractors also may experience security breaches involving the storage and transmission of proprietary information. If users gain improper access to our databases, they may be able to steal, publish, delete or modify confidential third-party information that is stored or transmitted on our networks.

In addition, customers' or other's misuse of and/or gaining unpermitted access to our information or services could cause harm to our business and reputation and result in loss of customers. Any such misappropriation and/or misuse of our information could result in us, among other things, being in breach of certain data protection and related legislation.

A security or privacy breach may affect us in the following ways:

- deterring customers from using our solutions;
- deterring data suppliers from supplying data to us;
- harming our reputation;
- exposing us to liability;

- increasing operating expenses to correct problems caused by the breach;
- affecting our ability to meet customers' expectations; or
- causing inquiry from governmental authorities.

Incidents in which consumer data has been fraudulently or improperly acquired or viewed, or any other security or privacy breaches, may occur and could go undetected. The number of potentially affected consumers identified by any future incidents is obviously unknown. Any such incident could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

We typically face a long selling cycle to secure new contracts that requires significant resource commitments, which result in a long lead time before we receive revenues from new relationships.

We typically face a long selling cycle to secure a new contract and there is generally a long preparation period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and we may not succeed in winning a new customer's business, in which case we receive no revenues and may receive no reimbursement for such expenses. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in obtaining contractual commitments after the selling cycle or in maintaining contractual commitments after the implementation cycle, which may have a material adverse effect on our business, results of operations and financial condition.

We may lose key business assets, including loss of data center capacity or the interruption of telecommunications links, the internet, or power sources, which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, flood, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. Certain of our facilities are located in areas that could be impacted by coastal flooding, earthquakes or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenues through telesales centers and websites that we utilize in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations to cover a loss or failure in all of these areas in a timely manner. Certain of our customer contracts provide that our on-line servers may not be unavailable for specified periods of time. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or websites could cause interruptions in operations that materially adversely affect our ability to meet customers' requirements, resulting in decreased revenue, operating income and earnings per share.

We are subject to competition in many of the markets in which we operate and we may not be able to compete effectively.

Some markets in which we operate or which we believe may provide growth opportunities for us are highly competitive, and are expected to remain highly competitive. We compete on the basis of quality, customer service, product and service selection and price. Our competitive position in various market segments depends upon the relative strength of competitors in the segment and the resources devoted to competing in that segment. Due to their size, certain competitors may be able to allocate greater resources to a particular market segment than we can. As a result, these competitors may be in a better position to anticipate and respond to changing customer preferences, emerging technologies and market trends. In addition, new competitors and alliances may emerge to take market share away. We may be unable to maintain our competitive position in our market segments, especially against larger competitors. We may also invest further to upgrade our systems in order to compete. If we fail to successfully compete, our business, financial position and results of operations may be adversely affected.

Acquisitions could result in operating difficulties, dilution and other harmful consequences, and we may not be successful in achieving growth through acquisitions.

Our long-term business strategy includes growth through acquisitions. Future acquisitions may not be completed on acceptable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things:

- failing to implement or remediate controls, procedures and policies appropriate for a larger public company at acquired companies that prior to the acquisition lacked such controls, procedures and policies;
- paying more than fair market value for an acquired company or assets;
- failing to integrate the operations and personnel of the acquired businesses in an efficient, timely manner;
- assuming potential liabilities of an acquired company;
- managing the potential disruption to our ongoing business;
- distracting management focus from our core businesses;
- difficulty in acquiring suitable businesses;
- impairing relationships with employees, customers, and strategic partners;
- incurring expenses associated with the amortization of intangible assets;
- incurring expenses associated with an impairment of all or a portion of goodwill and other intangible assets due to changes in market conditions, weak economies in certain competitive markets, or the failure of certain acquisitions to realize expected benefits; and
- diluting the share value and voting power of existing stockholders.

The anticipated benefits of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill and other intangible assets, any of which could harm our financial condition.

We typically fund our acquisitions through our debt facilities. Although we have capacity under committed facilities, much of our capacity is under our uncommitted facilities, under which lenders are not required to loan us any funds. Therefore, future acquisitions may require us to obtain additional financing, which may not be available on favorable terms or at all.

In addition, to the extent we cannot identify or consummate acquisitions that are complementary or otherwise attractive to our business, we may not experience difficulty in achieving future growth.

Our acquisition of Argus increased our leverage; in addition, we may not realize the expected benefits of the acquisition.

On August 31, 2012 we completed our acquisition of Argus. In order to finance the acquisition we incurred $380.0 million of indebtedness under our lending credit facility. On August 31, 2012, our total debt increased to approximately $1,600.0 million and our leverage ratio (debt to EBITDA (last twelve months proforma)) increased from 1.90x to 2.34x, and as of December 31, 2012 our total debt was approximately $1,461.4 million and our leverage ratio was 2.11x. Our increased leverage resulting from the Argus acquisition could adversely affect our business. In particular, it could increase our vulnerability to sustained adverse macroeconomic weakness, limit our ability to obtain further financing and limit our ability to pursue certain operational and strategic opportunities. In addition we may fail to realize the expected benefits of the acquisition.

To the extent the availability of free or relatively inexpensive information increases, the demand for some of our solutions may decrease.

Public sources of free or relatively inexpensive information have become increasingly available recently, particularly through the internet, and this trend is expected to continue. Governmental agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive information may reduce demand for our solutions. To the extent that customers choose not to obtain solutions from us and instead rely on information obtained at little or no cost from these public sources, our business and results of operations may be adversely affected.

Our senior leadership team is critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. Members of our senior management operating team have been with us for an average of over twenty years.

However, with the exception of Frank J. Coyne, our Chairman and Chief Executive Officer, we do not have employee contracts with the members of our senior management operating team. If we lose key members of our senior management operating team, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this may have a material adverse effect on our business, results of operations and financial condition.

We may fail to attract and retain enough qualified employees to support our operations, which could have an adverse effect on our ability to expand our business and service our customers.

Our business relies on large numbers of skilled employees and our success depends on our ability to attract, train and retain a sufficient number of qualified employees. If our attrition rate increases, our operating efficiency and productivity may decrease. We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, and there is a limited pool of employees who have the skills and training needed to do our work.

If our business continues to grow, the number of people we will need to hire will increase. We will also need to increase our hiring if we are not able to maintain our attrition rate through our current recruiting and retention policies. Increased competition for employees could have an adverse effect on our ability to expand our business and service our customers, as well as cause us to incur greater personnel expenses and training costs.

We are subject to antitrust, consumer protection and other litigation, and may in the future become subject to further such litigation; an adverse outcome in such litigation could have a material adverse effect on our financial condition, revenues and profitability.

We participate in businesses (particularly insurance-related businesses and services) that are subject to substantial litigation, including antitrust and consumer protection litigation. We are subject to the provisions of a 1995 settlement agreement in an antitrust lawsuit brought by various state Attorneys General and private plaintiffs which imposes certain constraints with respect to insurer involvement in our governance and business. We currently are defending against putative class action lawsuits in which it is alleged that certain of our subsidiaries failed to comply with the Fair Credit Reporting Act and related obligations. See "Item 3. Legal Proceedings." Our failure to successfully defend or settle such litigation could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenues and profitability. Given the nature of our business, we may be subject to similar litigation in the future. Even if the direct financial impact of such litigation is not material, settlements or judgments arising out of such litigation could include further restrictions on our ability to conduct business, including potentially the elimination of entire lines of business, which could increase our cost of doing business and limit our prospects for future growth.

General economic, political and market forces and dislocations beyond our control could reduce demand for our solutions and harm our business.

The demand for our solutions may be impacted by domestic and international factors that are beyond our control, including macroeconomic, political and market conditions, the availability of short-term and long-term funding and capital, the level and volatility of interest rates, currency exchange rates and inflation. The United States economy recently experienced periods of contraction and both the future domestic and global economic environments may continue to be less favorable than those of prior years. Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally and could result in a reduction in demand for our solutions, which could have an adverse effect on our results of operations and financial condition. A significant additional decline in the value of assets for which risk is transferred in market transactions could have an adverse impact on the demand for our solutions. In addition, the decline of the credit markets has reduced the number of mortgage originators, and therefore, the immediate demand for our related mortgage solutions. Specifically, certain of our fraud detection and prevention solutions are directed at the mortgage market. This decline in asset value and originations and an increase in foreclosure levels has also created greater regulatory scrutiny of mortgage originations and securitizations. Any new regulatory regime may change the utility of our solutions for mortgage lenders and other participants in the mortgage lending industry and related derivative markets or increase our costs as we adapt our solutions to new regulation.

If there are substantial sales of our common stock, our stock price could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market, or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem attractive.

As of December 31, 2012, our stockholders, who owned our shares prior to the IPO and follow-on offering, continue to beneficially own a portion of our Class A common stock, primarily owned by our Employee Stock Ownership Plan or ESOP, representing in aggregate approximately 14.6% of our outstanding common stock. Such stockholders will be able to sell their common stock in the public market from time to time without registration, and subject to limitations on the timing, amount and method of those sales imposed by securities laws. If any of these stockholders were to sell a large number of their common stock, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.

Pursuant to our equity incentive plans, options to purchase approximately 12,276,269 shares of Class A common stock were outstanding as of February 21, 2013. We filed a registration statement under the Securities Act, which covers the shares available for issuance under our equity incentive plans (including for such outstanding options) as well as shares held for resale by our existing stockholders that were previously issued under our equity incentive plans. Such further issuance and resale of our common stock could cause the price of our common stock to decline.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

Our capital structure, level of indebtedness and the terms of anti-takeover provisions under Delaware law and in our amended and restated certificate of incorporation and bylaws could diminish the value of our common stock and could make a merger, tender offer or proxy contest difficult or could impede an attempt to replace or remove our directors.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable or make it more difficult for stockholders to replace directors even if stockholders consider it beneficial to do so. Our certificate of incorporation and bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;
- prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;
- require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;
- limit who may call special meetings of stockholders;
- prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of the stockholders; and
- establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. As a public company, we are subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15.0% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

These provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. Properties

Our headquarters are in Jersey City, New Jersey. As of December 31, 2012, our principal offices consisted of the following properties:

Location	Square Feet	Lease Expiration Date
Jersey City, New Jersey	390,991	May 31, 2021
Orem, Utah	89,172	December 31, 2017
Boston, Massachusetts	69,806	November 30, 2020
South Jordan, Utah	49,377	December 31, 2013
Tempe, Arizona	44,481	March 31, 2014

We also lease offices in 22 states in the United States and the District of Columbia, and offices outside the United States to support our international operations in Canada, China, Denmark, England, Germany, India, Israel, Japan, Nepal, and Singapore.

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Item 3. Legal Proceedings

We are party to legal proceedings with respect to a variety of matters in the ordinary course of business, including those matters described below. With respect to the ongoing matters, we are unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on our results of operations, financial position or cash flows. This is primarily because these cases remain in its early stages and discovery has not yet commenced. Although we believe we have strong defenses and intend to vigorously defend these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations, financial position or cash flows.

Citizens Insurance Litigation

On February 28, 2012, we were served with a complaint filed in the Florida State Circuit Court for Pasco County naming Citizens Property Insurance Corporation ("Citizens") and the Company's Xactware subsidiary. The complaint alleged a class action seeking declaratory and injunctive relief against defendants and was brought on behalf of "all individuals who have purchased a new or renewed a property casualty insurance policy from Citizens" where Citizens used Xactware's 360Value product to determine replacement value of the property. On March 12, 2012, plaintiffs served their First Amended Complaint additionally alleging : (1) that Citizens and Xactware knowingly made false statements to the plaintiff class concerning their properties' replacement cost values; (2) fraud against Xactware based on its alleged misrepresentation of the replacement value of plaintiffs' properties; (3) conspiracy against Citizens and Xactware based on their alleged artificial inflation of the value of plaintiffs' properties; and (4) products liability against Xactware, claiming Xactware defectively designed 360Value as used in the Florida insurance market. The First Amended Complaint sought declaratory and injunctive relief, as well as unspecified monetary damages alleged to be in excess of $1,000 for the class. On May 31, 2012 plaintiff served his Second Amended Complaint which no longer alleged a class action, but continued to allege: (1) that Citizens and Xactware artificially inflated the replacement cost value of plaintiff's property using 360Value; (2) fraud by Xactware; (3) a conspiracy between Citizens and Xactware; and (4) products liability against Xactware. The Second Amended Complaint similarly sought declaratory and injunctive relief as well as damages representing the difference between the premium plaintiff paid to Citizens using 360Value and what the premium should have been if Citizens used an accurate replacement cost value for plaintiff's property. Defendants' motion to transfer was granted and the case was transferred to the Leon County Circuit Court on September 17, 2012. Plaintiff dismissed all claims against Xactware on November 26, 2012.

Intellicorp Records, Inc. Litigation

On April 20, 2012, we were served with a class action complaint filed in Alameda County Superior Court in California naming the Company's subsidiary Intellicorp Records, Inc. ("Intellicorp") titled Jane Roe v. Intellicorp Records, Inc. The complaint alleged violations of the Fair Credit Reporting Act ("FCRA") and claimed that Intellicorp failed to implement reasonable procedures to assure maximum possible accuracy of the adverse information contained in the background reports, failed to maintain strict procedures to ensure that criminal record information provided to employers is complete and up to date, and failed to notify class members contemporaneously of the fact that criminal record information was being provided to their employers and prospective employers. Intellicorp removed the case to the United States District Court of the Northern District of California. The District Court later granted Intellicorp's motion to transfer the case, which is now pending in the United States District Court for the Northern District of Ohio. On October 24, 2012 plaintiffs served their First Amended Complaint (the "Roe Complaint") alleging a nationwide putative class action on behalf of all persons who were the subject of a Criminal SuperSearch or other "instant" consumer background report furnished to a third party by Intellicorp for employment purposes, and whose report contained any negative public record of criminal arrest, charge, or conviction without also disclosing the final disposition of the charges during the 5 years preceding the filing of this action through the date class certification is granted. The Roe Complaint seeks statutory damages for the class in an amount not less than one hundred dollars and not more than one thousand dollars per violation, punitive damages, costs and attorneys' fees. On February 4, 2013, the District Court granted plaintiffs' motion to amend the Roe Complaint to eliminate the named plaintiff's individual claim for compensatory damages. This amendment did not change the breadth or scope of the request for relief sought on behalf of the proposed class.

On November 1, 2012, we were served with a complaint filed in the United States District Court for the Northern District of Ohio naming the Company's subsidiary Intellicorp Records, Inc. titled Michael R. Thomas v. Intellicorp Records, Inc. On January 7, 2013 plaintiff served its First Amended Complaint (the "Thomas Complaint") to add Mark A. Johnson (the plaintiff in the Johnson v. iiX matter described below) as a named plaintiff. The Thomas Complaint alleges a nationwide putative class action for violations of FCRA on behalf of "[a]ll natural persons residing in the United States (a) who were the subject of a report sold by Intellicorp to a third party, (b) that was furnished for an employment purpose, (c) that contained at least one public record of a criminal conviction or arrest, civil lien, bankruptcy or civil judgment, (d) within five years next preceding the filing of this action and during its pendency, and (e) to whom Intellicorp did not place in the United States mail postage-prepaid, on the day it furnished any part of the report, a written notice that it was furnishing the subject report and containing the name of the person that was to receive the report." The Thomas Complaint proposes an alternative subclass as follows: "[a]ll natural persons residing in Ohio or Tennessee (a) who were the subject of a report sold by Intellicorp to a third party, (b) that was furnished for an employment purpose, (c) that contained at least one public record of a criminal conviction or arrest, civil lien, bankruptcy or civil judgment, (d) within five years next preceding the filing of this action and during its pendency, (e) when a mutual review of the record would reveal that the identity associated with the public record does not match the identity of the class member about whom the report was furnished, and (f) to whom Intellicorp did not place in the United States mail postage pre-paid, on the day it furnished any part of the report, a written notice that it was furnishing the subject report and containing the name of the person that was to receive the report." Similar to the Roe action, the Thomas Complaint alleges that Intellicorp violated the FCRA, asserting that Intellicorp violated section 1681k(a)(1) of the FCRA because it failed to provide notice to the plaintiffs "at the time" the adverse public record information was reported. The named plaintiffs also allege individual claims under section 1681e(b) claiming that Intellicorp failed to follow reasonable procedures to assure maximum possible accuracy in the preparation of the consumer report it furnished pertaining to plaintiffs. The Thomas Complaint seeks statutory damages for the class in an amount not less than one hundred dollars and not more than one thousand dollars per violation, punitive damages, costs and attorneys' fees, as well as compensatory and punitive damages on behalf of the named plaintiffs.

iiX Litigation

On January 3, 2013 we received service of a complaint filed in the United States District Court for the Southern District of Ohio naming the Company's subsidiary Insurance Information Exchange ("iiX") titled Mark A. Johnson v. Insurance Information Exchange, LLC (the "Johnson Complaint") . The Johnson Complaint alleges a nationwide putative class action on behalf of "all natural persons residing in the United States who were the subject of a consumer report prepared by iiX for employment purposes within five (5) years prior to the filing of this Complaint and to whom iiX did not provide notice of the fact that public record information which is likely to have an adverse effect upon the consumer's ability to obtain employment, is being reported by iiX, together with the name and address of the person to whom such information is being reported at the time such public record information is reported to the user of such consumer report." Similar to the Thomas matter, the

Johnson Complaint alleges violations of section 1681k(a) of the FCRA claiming that iiX failed to notify customers contemporaneously that criminal record information was provided to a prospective employer and failed to maintain strict procedures to ensure that the information reported is complete and up to date. The Johnson Complaint seeks statutory damages for the class in an amount not less than one hundred dollars and not more than one thousand dollars per violation, punitive damages, costs and attorneys' fees.

At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to these matters.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Verisk trades under the ticker symbol "VRSK" on the NASDAQ Global Select Market. Our common stock was first publicly traded on October 7, 2009. As of February 21, 2013, the closing price of our Class A common stock was $53.73 per share, as reported by the NASDAQ Global Select Market. As of February 21, 2013, there were approximately 28 Class A stockholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders for Class A, because a large portion of Class A common stock is held in "street name" by brokers. We converted all Class B shares to Class A shares in 2011 and currently have no outstanding Class B shares.

We have not paid or declared any cash dividends on our Class A common stock during the two most recent fiscal years and we currently do not intend to pay dividends on our Class A common stock. We do have a publicly announced share repurchase plan and have repurchased 29,887,667 shares since our IPO. As of December 31, 2012, we had 376,275,965 shares of treasury stock.

The following table shows the quarterly range of the closing high and low per share sales prices for our common stock as reported by the NASDAQ Global Select Market for the years ending December 31:

	2012		2011	
	High	Low	High	Low
Fourth Quarter	$51.35	$45.95	$40.13	$33.06
Third Quarter	$50.94	$46.39	$35.15	$30.98
Second Quarter	$49.43	$46.34	$34.72	$32.54
First Quarter	$47.33	$38.98	$34.47	$30.97

Performance Graph

The graph below compares the cumulative total stockholder return on $100 invested in our Class A common stock, with the cumulative total return (assuming reinvestment of dividends) on $100 invested in each of the NASDAQ Composite Index, S&P 500 Index and an aggregate of peer issuers in the information industry since October 7, 2009, the date our Class A common stock was first publicly traded. The peer issuers used for this graph are Dun & Bradstreet Corporation, Equifax Inc., Factset Research Systems Inc., Fair Isaac Corporation, IHS Inc, Morningstar, Inc., MSCI Inc., and Solera Holdings, Inc. Each peer issuer was weighted according to its respective market capitalization on October 7, 2009.

COMPARISON OF CUMULATIVE TOTAL RETURN
Assumes $100 Invested on Oct. 07, 2009
Assumes Dividend Reinvested
Fiscal Year Ending Dec. 31, 2012



200
190
180
170
160
150
140
130
120
110
100
90
Oct-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Verisk Analytics, Inc.
S&P 500 Index - Total Returns
NASDAQ Composite - Total Returns
Peer Group

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities by the Company during the period covered by this report.

Issuer Purchases of Equity Securities

Our board of directors have authorized a share repurchase program, or Repurchase Program, up to $900.0 million, of which $144.2 million remains available as of December 31, 2012. Under the Repurchase Program, we may repurchase stock in the market or as otherwise determined by us. These authorizations have no expiration dates and may be suspended or terminated at any time. Our shares repurchased for the quarter ending December 31, 2012 is set forth below:

Period	**Total Number of Shares Purchased**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	**Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs**
				(in thousands)
October 1, 2012 through October 31, 2012	225,276	$47.11	225,276	$168,339
November 1, 2012 through November 30, 2012	234,660	$48.61	234,660	$156,932
December 1, 2012 through December 31, 2012	255,000	$49.96	255,000	$144,192
	714,936		714,936	

Item 6. Selected Financial Data

The following selected historical financial data should be read in conjunction with, and are qualified by reference to, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 are derived from the audited consolidated financial statements included elsewhere in this annual report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 are derived from audited consolidated financial statements that are not included in this annual report on Form 10-K. Results for the year ended December 31, 2012 are not necessarily indicative of results that may be expected in any other future period.

Between January 1, 2008 and December 31, 2012 we acquired 14 businesses, which may affect the comparability of our consolidated financial statements. The following table sets forth our statement of operations for the years ended December 31:

	2012	2011	2010	2009	2008
	(in thousands, except for share and per share data)				
Revenues:					
Decision Analytics revenues	$ 954,814	$ 768,479	$ 596,205	$ 503,128	$ 389,159
Risk Assessment revenues	579,506	563,361	542,138	523,976	504,391
Revenues	1,534,320	1,331,840	1,138,343	1,027,104	893,550
Expenses:					
Cost of revenues	607,174	533,735	463,473	491,294	386,897
Selling, general and administrative	231,359	209,469	166,374	162,604	131,239
Depreciation and amortization of fixed assets	50,624	43,827	40,728	38,578	35,317
Amortization of intangible assets	53,575	34,792	27,398	32,621	29,555
Acquisition related liabilities adjustment(1)	—	(3,364)	(544)	—	—
Total expenses	942,732	818,459	697,429	725,097	583,008
Operating income	591,588	513,381	440,914	302,007	310,542
Other income (expense):					
Investment income	460	201	305	195	2,184
Realized (loss) gain on securities, net	(332)	686	95	(2,332)	(2,511)
Interest expense	(72,508)	(53,847)	(34,664)	(35,265)	(31,316)
Total other expense, net	(72,380)	(52,960)	(34,264)	(37,402)	(31,643)
Income before income taxes	519,208	460,421	406,650	264,605	278,899
Provision for income taxes	(190,066)	(177,663)	(164,098)	(137,991)	(120,671)
Net income	$ 329,142	$ 282,758	$ 242,552	$ 126,614	$ 158,228
Basic net income per share(2)	$ 1.98	$ 1.70	$ 1.36	$ 0.72	$ 0.87
Diluted net income per share(2)	$ 1.92	$ 1.63	$ 1.30	$ 0.70	$ 0.83
Weighted average shares outstanding(2):					
Basic	165,890,258	166,015,238	177,733,503	174,767,795	182,885,700
Diluted	171,709,518	173,325,110	186,394,962	182,165,661	190,231,700

The financial operating data below sets forth the information we believe is useful for investors in evaluating our overall financial performance for the years ended December 31:

	2012	2011	2010	2009	2008
			(in thousands)		
Other data:					
EBITDA (3):					
Decision Analytics EBITDA	$379,655	$305,837	$240,623	$162,278	$152,708
Risk Assessment EBITDA	316,260	287,050	268,817	208,791	222,379
EBITDA	$695,915	$592,887	$509,440	$371,069	$375,087

The following is a reconciliation of net income to EBITDA:

	2012	2011	2010	2009	2008
Net income	$329,142	$282,758	$242,552	$126,614	$158,228
Depreciation and amortization of fixed and intangible assets	104,199	78,619	68,126	71,199	64,872
Interest expense	72,508	53,847	34,664	35,265	31,316
Provision for income taxes	190,066	177,663	164,098	137,991	120,671
EBITDA	$695,915	$592,887	$509,440	$371,069	$375,087

The following table sets forth our consolidated balance sheet data as of the years ended December 31:

	2012	2011	2010	2009	2008
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 89,819	$ 191,603	$ 54,974	$ 71,527	$ 33,185
Total assets	$2,360,336	$1,541,106	$1,217,090	$996,953	$ 928,877
Total debt(4)	$1,461,425	$1,105,886	$ 839,543	$594,169	$ 669,754
Redeemable common stock(5)	$ —	$ —	$ —	$ —	$ 749,539
Stockholders' equity (deficit)(6)	$ 255,591	$ (98,490)	$ (114,442)	$(34,949)	$(1,009,823)

(1) During the second quarter of 2011, we reevaluated the probability of D2Hawkeye and Strategic Analytics achieving the specified predetermined EBITDA and revenue targets for exceptional performance in fiscal year 2011 and reversed the contingent consideration related to these acquisitions. During the third quarter of 2010, we reevaluated the probability of TierMed achieving the specified predetermined EBITDA and revenue targets and reversed its contingent consideration related to this acquisition.

(2) In conjunction with the IPO, the stock of Insurance Services Office, Inc. converted to stock of Verisk Analytics, Inc, which effected a fifty-to-one stock split of its common stock. The numbers in the above table reflect this stock split.

(3) EBITDA is the financial measure which management uses to evaluate the performance of our segments. "EBITDA" is defined as net income before interest expense, provision for income taxes, depreciation and amortization of fixed and intangible assets. In the second quarter of 2012, we changed our definition of EBITDA such that it only reflects the definition noted and no longer excludes investment income/ (loss) and realized gain/ (loss) on securities, net for all periods presented. In addition, this Management's Discussion and Analysis includes references to EBITDA margin, which is computed as EBITDA divided by revenues. See Note 17 of our consolidated financial statements included in this Annual Report Form 10-K.

Although EBITDA is a non-GAAP financial measure, EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results of operations or cash flow from operating activities reported under GAAP. Management uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of company performance. Some of these limitations are:

- EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

- EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements; and
- Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

(4) Includes capital lease obligations.

(5) Prior to our corporate reorganization, we were required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities was not solely within our control, due to our contractual obligations to redeem these shares. We classified this redemption value as redeemable common stock. After our IPO, we were no longer obligated to redeem these shares and therefore we reversed the redeemable common stock balance.

(6) Subsequent to our corporate reorganization, share repurchases are recorded as treasury stock within stockholders' deficit, as we intend to reissue shares from treasury stock in the future. For the years ended December 31, 2012 and 2011, we repurchased $162.6 million and $380.7 million, respectively, of treasury stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this annual report on Form 10-K, as well as the discussion under "Selected Consolidated Financial Data." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, financial and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to supply chain to health insurance.

Our customers use our solutions to make better risk decisions with greater efficiency and discipline. We refer to these products and services as "solutions" due to the integration among our products and the flexibility that enables our customers to purchase components or the comprehensive package of products. These solutions take various forms, including data, statistical models or tailored analytics, all designed to allow our clients to make more logical decisions. We believe our solutions for analyzing risk positively impact our customers' revenues and help them better manage their costs.

On May 23, 2008, in contemplation of our IPO, Insurance Service Office, Inc., or ISO, formed Verisk Analytics, Inc., or Verisk, a Delaware corporation, to be the holding company for our business. Verisk was initially formed as a wholly-owned subsidiary of ISO. On October 6, 2009 in connection with our IPO, we effected a reorganization whereby ISO became a wholly-owned subsidiary of Verisk.

On October 1, 2010, we completed a follow-on public offering. We did not receive any proceeds from the sale of common stock in the offering. The primary purpose of the offering was to manage and organize the sale by Class B insurance company shareholders while providing incremental public float. Concurrently with the closing of the offering, we repurchased shares of common stock, for an aggregate purchase price of $192.5 million, directly from selling shareholders owning Class B common stock. We converted all Class B shares to Class A shares in 2011 and currently have no outstanding Class B shares.

We organize our business in two segments: Risk Assessment and Decision Analytics. Our Risk Assessment segment provides statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our Risk Assessment segment revenues represented approximately 37.8% and 42.3% of our revenues for the years ended December 31, 2012 and 2011, respectively. Effective December 31, 2012, we combined the statistical agency and data services and actuarial services into industry-standard insurance programs within our Risk Assessment segment. Our Decision Analytics segment provides solutions our customers use to analyze the processes of the Verisk Risk Analysis Framework: Prediction of Loss, Detection and Prevention of Fraud, and Quantification of Loss. Effective December 31, 2011, we realigned the revenue categories within our Decision Analytics segment, including fraud identification and detection solutions, loss prediction solutions and loss quantification solutions, into four vertical market-related groupings of insurance, mortgage and financial services, healthcare, and specialized markets. We believe that this enhances financial reporting transparency and helps investors better understand the themes within the Decision Analytics segment. Our Decision Analytics segment revenues represented approximately 62.2% and 57.7% of our revenues for the years ended December 31, 2012 and 2011, respectively.

Executive Summary

Key Performance Metrics

We believe our business's ability to generate recurring revenue and positive cash flow is the key indicator of the successful execution of our business strategy. We use year over year revenue growth and EBITDA margin as metrics to measure our performance. EBITDA and EBITDA margin are non-GAAP financial measures (see Note 3. within Item 6. Selected Financial Data section of Management's Discussion and Analysis of Financial Condition and Results of Operations).

Revenue growth. We use year over year revenue growth as a key performance metric. We assess revenue growth based on our ability to generate increased revenue through increased sales to existing customers, sales to new customers, sales of new or expanded solutions to existing and new customers and strategic acquisitions of new businesses.

EBITDA margin. We use EBITDA margin as a metric to assess segment performance and scalability of our business. We assess EBITDA margin based on our ability to increase revenues while controlling expense growth.

Revenues

We earn revenues through subscriptions, long-term agreements and on a transactional basis. Subscriptions for our solutions are generally paid in advance of rendering services either quarterly or in full upon commencement of the subscription period, which is usually for one year and automatically renewed each year. As a result, the timing of our cash flows generally precedes our recognition of revenues and income and our cash flow from operations tends to be higher in the first quarter as we receive subscription payments. Examples of these arrangements include subscriptions that allow our customers to access our standardized coverage language, our claims fraud database or our actuarial services throughout the subscription period. In general, we experience minimal revenue seasonality within the business. Our long-term agreements are generally for periods of three to five years. We recognize revenue from subscriptions ratably over the term of the subscription and most long-term agreements are recognized ratably over the term of the agreement.

Certain of our solutions are also paid for by our customers on a transactional basis. For example, we have solutions that allow our customers to access fraud detection tools in the context of an individual mortgage application or loan, obtain property-specific rating and underwriting information to price a policy on a commercial building, or compare a P&C insurance, medical or workers' compensation claim with information in our databases. For the years ended December 31, 2012 and 2011, 32.8% and 31.1% of our revenues, respectively, were derived from providing transactional solutions. We earn transactional revenues as our solutions are delivered or services performed. In general, transactions are billed monthly at the end of each month.

Approximately 87.1% and 85.7% of the revenues in our Risk Assessment segment for the years ended December 31, 2012 and 2011, respectively, were derived from subscriptions and long-term agreements for our solutions. Our customers in this segment include most of the P&C insurance providers in the United States. Approximately 55.2% and 56.6% of the revenues in our Decision Analytics segment, for the years ended December 31, 2012 and 2011, respectively, were derived from subscriptions and long-term agreements for our solutions.

Principal Operating Costs and Expenses

Personnel expenses are the major component of both our cost of revenues and selling, general and administrative expenses. Personnel expenses, which represented 62.5% and 65.3% of our total expenses for the years ended December 31, 2012 and 2011, respectively include salaries, benefits, incentive compensation, equity compensation costs, sales commissions, employment taxes, recruiting costs, and outsourced temporary agency costs.

We allocate personnel expenses between two categories, cost of revenues and selling, general and administrative costs, based on the actual costs associated with each employee. We categorize employees who maintain our solutions as cost of revenues, and all other personnel, including executive managers, sales people, marketing, business development, finance, legal, human resources, and administrative services, as selling, general and administrative expenses. A significant portion of our other operating costs, such as facilities and communications, are also either captured within cost of revenues or selling, general and administrative expense based on the nature of the work being performed.

While we expect to grow our headcount over time to take advantage of our market opportunities, we believe that the economies of scale in our operating model will allow us to grow our personnel expenses at a lower rate than revenues. Historically, our EBITDA margin has improved because we have been able to increase revenues without a proportionate corresponding increase in expenses. However, part of our corporate strategy is to invest in new solutions which may offset margin expansion.

Cost of Revenues. Our cost of revenues consists primarily of personnel expenses. Cost of revenues also includes the expenses associated with the acquisition and verification of data, the maintenance of our existing solutions and the development and enhancement of our next-generation solutions. Our cost of revenues excludes depreciation and amortization.

Selling, General and Administrative Expense. Our selling, general and administrative expense also consists primarily of personnel costs. A portion of the other operating costs such as facilities, insurance and communications are also allocated to selling, general and administrative costs based on the nature of the work being performed by the employee. Our selling, general and administrative expenses excludes depreciation and amortization.

Trends Affecting Our Business

We serve customers in three primary vertical markets: property/casualty insurance, healthcare, and financial services. The industry trends in each of those markets can affect our business.

Growth in property/casualty insurers' direct written premiums is cyclical, with total industry premium growth receding from a peak of 14.7% in 2002 to a trough of negative 3.1% in 2009 and subsequently recovering to 3.6% in 2011 and 4.4% through nine-months 2012. Based on reports of firming in insurance markets, and assuming modest growth in the economy, we expect premium growth at or above recent rates through 2013.Growth or decline in premiums for the lines of insurance for which we perform services could positively or negatively affect our revenues, because premium growth can affect the volume of solutions as well as the number and types of solutions our customers buy. Also, we link the pricing of certain solutions in part to an individual customer's premiums from prior years. The pricing for those solutions is fixed at the beginning of each calendar year. We have also signed multiyear contracts with certain customers, and for those customers, pricing is fixed at the beginning of each multiyear period.

Trends in catastrophe and noncatastrophe weather losses can have an effect on our customers' profitability and therefore their appetite for buying analytics to help them manage their risks. The apparent increase in the frequency and severity of weather events that cause losses for insurers could lead to increased demand for our catastrophe modeling, catastrophe loss information, and repair cost solutions. A significant decrease in the number or severity of catastrophes could negatively affect our revenues.

The need by our customers to fight insurance fraud — both in claims and at policy inception — could lead to increased demand for our underwriting and claims solutions. Additionally, a significant change in insurers' profitability could positively or negatively affect demand for our solutions.

Trends in the U.S. healthcare market can affect a portion of our revenues in the Decision Analytics segment. That market is undergoing significant change as the result of healthcare reform legislation. The specific trends we see affecting our current healthcare business include payment reform, expansion of insurance coverage, and efforts at cost containment. Payment reform will likely drive the market to value-based reimbursement and require healthcare providers to bear increased financial risk and responsibility for quality outcomes. The expansion of insurance eligibility will presumably increase Medicaid rolls and promote participation in statewide health exchanges. And as the government seeks to control fraud, waste, and abuse, efforts to contain costs will likely become more prevalent. Although such changes have the potential to disrupt the healthcare marketplace, we believe the requirements for reform could increase demand for our analytic solutions in the areas of population management, quality measurement, Medicare Advantage revenue intelligence and optimization, risk adjustment, and detection of prepayment fraud and abuse.

Trends in the U.S. financial market can affect a portion of our revenues in the Decision Analytics segment. The volume of applications for new mortgages or refinancing of existing mortgages can affect a portion of our mortgage-related revenues. Based on estimates by the Mortgage Bankers Association as of January 15, 2013, we expect mortgage origination activity (new originations and refinancing) to decrease in 2013. That could have a negative effect on our revenues. However, regulatory and economic conditions could also affect our revenues. The current regulatory environment has created a flight to quality among residential lenders in the United States. That could create increased demand for our solutions that help customers focus on improved underwriting quality of mortgage loans. Conversely, a continued reduction of loan inventories related to foreclosures and early payment defaults may have an adverse effect on activities related to the analysis and curing of those loans. In the payments industry, continued growth in debit and credit card usage could positively impact our financial services' solutions revenue.

Description of Acquisitions

We acquired nine businesses since January 1, 2010. As a result of these acquisitions, our consolidated results of operations may not be comparable between periods.

On December 20, 2012, we acquired the net assets of Insurance Risk Management Solutions, or IRMS. IRMS provided integrated property risk assessment technology underlying one of our GIS (geographic information system) underwriting solutions. At the end of 2012, this long-term contract (since 1992) with IRMS was expiring and precipitated a change in our business relationship. Instead of continuing forward with a new services agreement, we acquired the technology and service assets of IRMS as this will enable us to better manage, enhance and continue to use the solutions as part of our Risk Assessment segment. This acquisition had minimal revenue and operating expense impact for the year ending December 31, 2012, given the timing of the acquisition. See Note 9 to our consolidated financial statements included in this annual report on Form 10-K for the preliminary purchase allocation.

On August 31, 2012, we acquired Argus Information & Advisory Services, LLC, or Argus, a provider of information, competitive benchmarking, scoring solutions, analytics, and customized services to financial institutions and regulators in North America, Latin America, and Europe. Argus leverages its comprehensive payment data sets and provides proprietary solutions to a client base that includes credit and debit card issuers, retail banks and other consumer financial services providers, payment processors, insurance companies, and other industry stakeholders. Within our Decision Analytics segment, this acquisition enhances our position as a provider of data, analytics, and decision-support solutions to financial institutions globally. See Note 9 to our consolidated financial statements included in this annual report on Form 10-K for the preliminary purchase allocation.

On July 2, 2012, we acquired the net assets of Aspect Loss Prevention, LLC, or ALP, a provider of loss prevention and analytic solutions to the retail, entertainment, and food industries. Within our Decision Analytics segment, this acquisition further advances our position as a provider of data, crime analytics, and decision-support solutions. See Note 9 to our consolidated financial statements included in this annual report on Form 10-K for the preliminary purchase allocation.

On March 30, 2012, we acquired 100% of the stock of MediConnect Global, Inc., or MediConnect, a service provider of medical record retrieval, digitization, coding, extraction, and analysis. Within our Decision Analytics segment, MediConnect further supports our objective to be the leading provider of data, analytics, and decision-support solutions to the healthcare and property casualty industries. See Note 9 to our consolidated financial statements included in this annual report on Form 10-K for the preliminary purchase allocation.

On June 17, 2011, we acquired the net assets of Health Risk Partners, LLC, or HRP, a provider of solutions to optimize revenue, improve compliance and improve quality of care for Medicare Advantage health plans. Within our Decision Analytics segment, this acquisition further advances our position as a major provider of data, analytics, and decision-support solutions to the healthcare industry.

On April 27, 2011, we acquired 100% of the common stock of Bloodhound Technologies, Inc. or Bloodhound, a provider of real-time pre-adjudication medical claims editing. Within our Decision Analytics segment, Bloodhound addresses the need of healthcare payers to control fraud and waste in a real-time claims-processing environment, and these capabilities align with our existing fraud identification tools.

On December 16, 2010, we acquired 100% of the common stock of 3E Company, or 3E, a global source for a comprehensive suite of environmental health and safety compliance solutions. Within our Decision Analytics segment, we believe that 3E's platform is consistent with our historical expertise in regulatory and compliance matters.

On December 14, 2010, we acquired 100% of the common stock of Crowe Paradis Services Corporation, or CP, a leading provider of claims analysis and compliance solutions to the property/casualty insurance industry. Within our Decision Analytics segment, CP offers solutions for complying with the Medicare Secondary Payer (MSP) Act, provides services to many of the largest worker's compensation insurers, third-party administrators (TPAs), and self-insured companies which enhances solutions we currently offer.

On February 26, 2010, we acquired 100% of the common stock of Strategic Analytics, Inc., or SA, a privately owned provider of credit risk and capital management solutions to consumer and mortgage lenders. Within our Decision Analytics segment, SA's solutions and application set will allow our customers to take advantage of state-of-the-art loss forecasting, stress testing, and economic capital requirement tools to better understand and forecast the risk associated within their credit portfolios.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Consolidated Results of Operations

Revenues

Revenues were $1,534.3 million for the year ended December 31, 2012 compared to $1,331.8 million for the year ended December 31, 2011, an increase of $202.5 million or 15.2%. In 2011and 2012, we acquired the following companies, Bloodhound, HRP, MediConnect, ALP, and Argus, collectively referred to as recent acquisitions, which we define as acquisitions not owned for a significant portion of both the current period and/or prior period and would therefore impact the comparability of the financial results. Bloodhound and HRP were included as recent acquisitions only for the first and second quarters of 2012 and 2011 as full quarter comparable revenues did not exist until the third quarter of 2012 due to the timing of the acquisitions. These recent acquisitions were within our Decision Analytics segment and provided an increase of $105.1 million in revenues for the year ended December 31, 2012. Excluding recent acquisitions, revenues increased $97.4 million or 7.3%, which included an increase in our Decision Analytics segment of $81.2 million or 10.6% and an increase in our Risk Assessment segment of $16.2 million or 2.9%. Revenue growth within Decision Analytics was primarily driven by strong increases in our healthcare revenue category and contributions from our insurance revenue category. Revenue growth within Risk Assessment was primarily driven by our industry-standard insurance programs. Refer to the Results of Operations by Segment within this section for further information regarding our revenues.

Cost of Revenues

Cost of revenues was $607.1 million for the year ended December 31, 2012 compared to $533.7 million for the year ended December 31, 2011, an increase of $73.4 million or 13.8%. Recent acquisitions all within the Decision Analytics segment, accounted for an increase of $51.4 million in cost of revenues for the year ended December 31, 2012 which were primarily related to salaries and employee benefits. Excluding the impact of our recent acquisitions, our cost of revenues increased $22.0 million or 4.1%. The increase was primarily due to increases in salaries and employee benefits cost of $16.8 million. Other increases include information technology expense of $3.5 million, data costs of $0.7 million, travel and travel related costs of $0.4 million, rent expense of $0.4 million and other operating costs of $0.2 million.

The increase in salaries and employee benefits of $16.8 million includes an increase of $27.1 million in annual salaries and employee benefits such as medical costs and equity incentive plans, and was partially offset by a decrease of $10.3 million in pension costs. The pension cost decreased primarily due to our pension plan freeze in 2012, which eliminated all future compensation and services credits to participants of our pension plan.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SGA, were $231.4 million for the year ended December 31, 2012 compared to $209.5 million for the year ended December 31, 2011, an increase of $21.9 million or 10.4%. Recent acquisitions accounted for an increase of $11.1 million, which was primarily related to salaries and employee benefits. Excluding costs associated with our recent acquisitions, SGA increased $10.8 million or 5.2%. The increase was primarily due to an increase in salaries and employee benefits of $8.5 million, cost related to travel and travel related items of $0.5 million, professional fees of $0.3 million and other general expenses of $1.5 million.

The increase in salaries and benefits of $8.5 million includes an increase of $11.2 million in annual salaries increases, medical costs, commissions, and long term equity compensation plan costs. This was offset by a decrease of $2.7 million in pension cost, primarily due to our pension plan freeze.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets was $50.6 million for the year ended December 31, 2012 compared to $43.8 million for the year ended December 31, 2011, an increase of $6.8 million or 15.5%. Depreciation and amortization of fixed assets includes depreciation of furniture and equipment, software, computer hardware, and related equipment. The majority of the increase relates to software and hardware costs to support data capacity expansion and revenue growth.

Amortization of Intangible Assets

Amortization of intangible assets was $53.6 million for the year ended December 31, 2012 compared to $34.8 million for the year ended December 31, 2011, an increase of $18.8 million or 54.0%. The increase was primarily related to amortization of intangible assets associated with recent acquisitions of $22.1 million, partially offset by $3.3 million of amortization of intangible assets associated with prior acquisitions that have been fully amortized.

Acquisition Related Liabilities Adjustment

There was no acquisition related liabilities adjustment for the year ended December 31, 2012 and $3.4 million for the year ended December 31, 2011. This benefit was a result of a reduction of $3.4 million to contingent consideration due to the reduced probability of the D2 and SA acquisitions achieving the EBITDA and revenue earnout targets for exceptional performance in fiscal year 2011 established at the time of acquisition.

Investment Income and Realized (Loss) Gain on Securities, Net

Investment income and realized (loss) gain on securities, net, was a gain of $0.1 million for the year ended December 31, 2012 as compared to a gain of $0.9 million for the year ended December 31, 2011, a decrease of $0.8 million.

Interest Expense

Interest expense was $72.5 million for the year ended December 31, 2012 compared to $53.8 million for the year ended December 31, 2011, an increase of $18.7 million or 34.7%. This increase is primarily due to the issuance of our 5.800% senior notes in April 2011, 4.875% senior notes in December 2011 and 4.125% senior notes in September 2012 with aggregate principal balances of $450.0 million, $250.0 million and $350.0 million, respectively.

Provision for Income Taxes

The provision for income taxes was $190.1 million for the year ended December 31, 2012 compared to $177.7 million for the year ended December 31, 2011, an increase of $12.4 million or 7.0%. The effective tax rate was 36.6% for the year ended December 31, 2012 compared to 38.6% for the year ended December 31, 2011. The effective rate for the year ended December 31, 2012 was lower due to benefits resulting from the successful execution of tax planning strategies, in which a portion was a non-recurring benefit.

EBITDA Margin

The EBITDA margin for our consolidated results was 45.4% for the year ended December 31, 2012 compared to 44.5% for the year ended December 31, 2011. For the year ended December 31, 2012, the recent acquisitions mitigated our margin expansion by 0.5%. The increase in margin is primarily attributed to operating leverage as well as cost efficiencies achieved in 2012. For the year ended December 31, 2011, the acquisition related liability adjustment positively impacted our EBITDA margin by 0.2%.

Results of Operations by Segment

Decision Analytics

Revenues

Revenues for our Decision Analytics segment were $954.8 million for the year ended December 31, 2012 compared to $768.5 million for the year ended December 31, 2011, an increase of $186.3 million or 24.2%. Recent acquisitions accounted for an increase of $105.1 million in revenues for the year ended December 31, 2012. Excluding recent acquisitions, our Decision Analytics revenue increased $81.2 million or 10.6%.

Our revenue by category for the periods presented is set forth below for the years ended December 31:

	2012	2011	Percentage Change
	(In thousands)		
Insurance	$493,456	$451,216	9.4%
Financial Services	153,039	134,702	13.6%
Healthcare	222,955	103,722	115.0%
Specialized markets	85,364	78,839	8.3%
Total Decision Analytics	$954,814	$768,479	24.2%

Our insurance revenue increased $42.2 million or 9.4%, and excluding recent acquisitions (ALP) revenue of $0.8 million within this category, our insurance revenue increased $41.4 million or 9.2%, primarily due to an increase within our loss quantification solutions as a result of new customers and an increase in our catastrophe modeling services for existing customers, as well an increase in insurance fraud solutions revenue.

Our financial services revenue increased $18.4 million or 13.6%, and excluding recent acquisitions (Argus) revenue of $21.5 million within this category, our financial services revenue decreased $3.1 million or 2.3%. The inclusion of property appraisal tools facing the mortgage market revenue of $12.1 million, which was previously reported as part of the property-specific rating and underwriting information category within our Risk Assessment segment in 2011, mitigated the decrease in this category. Excluding recent acquisitions and the property appraisal revenue, our financial services revenue decreased $15.2 million or 11.3% reflecting lower volumes within forensic solutions due to the continued challenges in the mortgage market.

Our healthcare revenue increased $119.2 million or 115.0%, and excluding the recent acquisitions (Bloodhound, HRP, and MediConnect) revenue of $82.8 million within this category, our healthcare revenue increased $36.4 million or 36.2% primarily due to an increase in transactions within our revenue integrity solutions and due to increase fraud services as customer contracts were implemented.

Our specialized markets revenue increased $6.5 million or 8.3% as a result of continued penetration of existing customers within our supply chain services and weather and climate risk solutions.

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $424.7 million for the year ended December 31, 2012 compared to $340.0 million for the year ended December 31, 2011, an increase of $84.7 million or 24.9%. Excluding the impact of recent acquisitions of $51.4 million, our cost of revenues increased by $33.3 million or 9.8%. This increase is primarily due to a net increase in salary and employee benefits of $24.7 million. Other increases include information technology expenses of $4.0 million, data costs expenses of $2.4 million, travel and travel related costs of $0.8 million, rent expenses of $0.7 million and other general expenses of $0.7 million.

The increase in salaries and employee benefits of $24.7 million includes an increase of $26.3 million in annual salaries and employee benefits, medical costs, and long term equity compensation plan costs, and due to the reallocation of certain resources from Risk Assessment relating to property appraisal tools that began January 2012. These increases were partially offset by a decrease of $1.6 million in pension cost primarily because of our pension plan freeze.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Decision Analytics segment were $150.5 million for the year ended December 31, 2012 compared to $126.0 million for the year ended December 31, 2011, an increase of $24.5 million or 19.4 %. Excluding the impact of recent acquisitions of $11.1 million, SGA increased $13.4 million or 10.8%. The increase was primarily due to an increase in salaries and employee benefits of $11.5 million, costs related to travel expenses of $0.6 million, and professional fees of $1.7 million. These increases were offset by a decrease in other general expenses of $0.4 million.

The increase in salaries and employee benefits of $11.5 million includes an increase of $12.2 million in annual salaries and employee benefits, medical costs, commissions, and long term equity compensation plan costs, and was partially offset by a decrease of $0.7 million in pension cost, primarily due to our pension plan freeze.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 39.8% for the years ended December 31, 2012 and 2011. For the year ended December 31, 2012, the recent acquisitions mitigated our margin expansion by 0.1%. For the year ended December 31, 2011, the acquisition related liability adjustment positively impacted our EBITDA margin by 0.4%.

Risk Assessment

Revenues

Revenues for our Risk Assessment segment were $579.5 million for the year ended December 31, 2012 as compared to $563.3 million for the year ended December 31, 2011, an increase of $16.2 million or 2.9%. The overall increase within this segment primarily resulted from an increase in prices derived from continued enhancements to the content of our industry-standard insurance programs' solutions as well as selling expanded solutions to existing customers. As described with the Decision Analytics segment revenue, beginning January 1, 2012, we reallocated certain property appraisal tools revenue of $12.1 million for year ended December 31, 2012, from the property-specific rating and underwriting information category to the financial services category in Decision Analytics.

Our revenue by category for the periods presented is set forth below for the years ended December 31:

	2012	2011	Percentage Change
	(In thousands)		
Industry-standard insurance programs	$450,646	$426,228	5.7%
Property-specific rating and underwriting information	128,860	137,133	(6.0)%
Total Risk Assessment	$579,506	$563,361	2.9%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $182.4 million for the year ended December 31, 2012 compared to $193.7 million for the year ended December 31, 2011, a decrease of $11.3 million or 5.8%. The decrease was primarily due to decrease in salaries and employee benefits costs of $7.9 million, primarily related to lower pension cost of $8.7 million, and a reallocation of certain resources to our Decision Analytics segment relating to property appraisal tools that occurred in 2012. Other decreases were related to information technology expenses of $0.5 million, data and consulting costs of $1.7 million, travel expenses of $0.4 million, rent expense of $0.3 million, and other general expenses of $0.5 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $80.9 million for the year ended December 31, 2012 compared to $83.5 million for the year ended December 31, 2011, a decrease of

$2.6 million or 3.1%. The decrease was primarily due to a decrease in salaries and employee benefits of $3.0 million, primarily related to lower pension cost of $2.0 million. Other decreases included travel costs of $0.1 million and professional fees of $1.4 million. These decreases were offset by an increase in other general expenses of $1.9 million.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 54.6% for the year ended December 31, 2012 compared to 51.0% for the year ended December 31, 2011. The increase in margin is primarily attributed to operating leverage in the segment as well as cost efficiencies achieved in 2012.

In addition, we reallocated certain resources related to property appraisal tools to Decision Analytics, which partially attributed to our margin expansion.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results of Operations

Revenues

Revenues were $1,331.8 million for the year ended December 31, 2011 compared to $1,138.3 million for the year ended December 31, 2010, an increase of $193.5 million or 17.0%. In 2011 and in 2010, we acquired five companies, HRP, Bloodhound , CP, 3E, and SA, collectively referred to as recent acquisitions, which we define as acquisitions not owned for a significant portion of both the current period and/or prior period and would therefore impact the comparability of the financial results. Recent acquisitions were within our Decision Analytics segment and provided an increase of $106.9 million in revenues for the year ended December 31, 2011. Excluding recent acquisitions, revenues increased $86.6 million, which included an increase in our Risk Assessment segment of $21.2 million and an increase in our Decision Analytics segment of $65.4 million. Refer to the Results of Operations by Segment within this section for further information regarding our revenues.

Cost of Revenues

Cost of revenues was $533.7 million for the year ended December 31, 2011 compared to $463.5 million for the year ended December 31, 2010, an increase of $70.2 million or 15.2%. Recent acquisitions caused an increase of $46.6 million in cost for the year ended December 31, 2011. Excluding the impact of our recent acquisitions, our cost of revenues increased $23.6 million or 5.1%. The increase was primarily due to increases in salaries and employee benefits cost of $16.6 million. Other increases include leased software expenses of $3.4 million, travel and travel related costs of $1.3 million, office maintenance expense of $0.4 million and other operating costs of $4.1 million. These increases in costs were partially offset by a $2.2 million decrease in data costs primarily within in our Decision Analytics segment.

The increase in salaries and employee benefits of $16.6 million includes an increase of $19.4 million in annual salaries and employee benefits such as medical costs and equity incentive plan, and was partially offset by a decrease of $2.8 million in pension costs. The pension cost decreased primarily due to the partial recovery in 2010 of the fair value of our pension investments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SGA, were $209.5 million for the year ended December 31, 2011 compared to $166.4 million for the year ended December 31, 2010, an increase of $43.1 million or 25.9%. Excluding costs associated with our recent acquisitions of $31.6 million, SGA increased $11.5 million or 7.0%. The increase was primarily due to an increase in salaries and employee benefits of $8.8 million which includes annual salary increases, medical costs, commissions, and equity compensation.

Other increases were cost related to travel and travel related items of $1.1 million, rent and maintenance of $0.4 million and other general expenses of $1.2 million.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets was $43.8 million for the year ended December 31, 2011 compared to $40.7 million for the year ended December 31, 2010, an increase of $3.1 million or 7.6%. Depreciation and amortization of fixed assets includes depreciation of furniture and equipment, software, computer hardware, and related equipment. The majority of the increase relates to software and hardware costs to support data capacity expansion and revenue growth.

Amortization of Intangible Assets

Amortization of intangible assets was $34.8 million for the year ended December 31, 2011 compared to $27.4 million for the year ended December 31, 2010, an increase of $7.4 million or 27.0%. The increase was primarily related to amortization of intangible assets associated with recent acquisitions of $13.4 million, partially offset by $6.0 million of amortization of intangible assets associated with prior acquisitions that have been fully amortized.

Acquisition Related Liabilities Adjustment

Acquisition related liabilities adjustment was a benefit of $3.4 million for the year ended December 31, 2011 and $0.5 million for the year ended December 31, 2010. This benefit was a result of a reduction of $3.4 million to contingent consideration due to the reduced probability of the D2 and SA acquisitions achieving the EBITDA and revenue earn-out targets for exceptional performance in fiscal year 2011 established at the time of acquisition. In 2010, we reevaluated the probability of TierMed achieving the specified predetermined EBITDA and revenue targets and reversed $0.5 million of contingent consideration related to this acquisition.

Investment Income and Realized Gain (Loss) on Securities, Net

Investment income and realized gain (loss) on securities, net, was a gain of $0.9 million for the year ended December 31, 2011 as compared to a gain of $0.4 million for the year ended December 31, 2010, an increase of $0.5 million.

Interest Expense

Interest expense was $53.8 million for the year ended December 31, 2011 compared to $34.7 million for the year ended December 31, 2010, an increase of $19.1 million or 55.3%. This increase is primarily due to the issuance of our 5.80% and 4.875% senior notes in the aggregate principal of $450.0 million and $250.0 million, respectively.

Provision for Income Taxes

The provision for income taxes was $177.7 million for the year ended December 31, 2011 compared to $164.1 million for the year ended December 31, 2010, an increase of $13.6 million or 8.3%. The effective tax rate was 38.6% for the year ended December 31, 2011 compared to 40.4% for the year ended December 31, 2010. The effective rate for the year ended December 31, 2011 was lower due to settlements and resolution of uncertain tax positions, as well as a change in deferred taxes in 2010, but not in 2011, of $2.4 million resulting from reduced tax benefits of Medicare subsidies associated with legislative changes in 2010.

EBITDA Margin

The EBITDA margin for our consolidated results was 44.4% for the year ended December 31, 2011 compared to 44.7% for the year ended December 31, 2010. For the year ended December 31, 2011, the recent acquisitions mitigated our margin expansion by 1.7% and was partially offset by the acquisition related liabilities adjustment which positively impacted our EBITDA margin by 0.3%.

Results of Operations by Segment

Decision Analytics

Revenues

Revenues for our Decision Analytics segment were $768.5 million for the year ended December 31, 2011 compared to $596.2 million for the year ended December 31, 2010, an increase of $172.3 million or 28.9%. Recent acquisitions accounted for an increase of $106.9 million in revenues for the year ended December 31, 2011. Excluding the recent acquisitions, our insurance revenue increased $54.4 million primarily due to an increase within our loss quantification solutions as a result of new customers and of higher volumes related to various natural disasters, particularly the increased storm activity within the U.S. In addition, there was an increase in our catastrophe modeling services for existing and new customers, as well an increase in insurance fraud solutions revenue. Excluding the recent acquisitions, our healthcare revenue increased $11.5 million primarily due to an increase in our fraud services as customer contracts were implemented and new sales of risk solutions. Our specialized markets revenue, excluding recent acquisitions, increased $3.2 million as a result of continued penetration of existing customers within our weather and climate risk solutions. These increases were partially offset by a decrease in our mortgage and financial services of $3.7 million, excluding recent acquisitions, primarily due to lower volumes within our underwriting and forensic solutions due to the continued challenges within the mortgage market.

Our revenue by category for the periods presented is set forth below for the years ended December 31:

	2011	2010	Percentage Change
	(In thousands)		
Insurance	$451,216	$372,843	21.0%
Financial Services	134,702	137,365	(1.9)%
Healthcare	103,722	57,972	78.9%
Specialized markets	78,839	28,025	181.3%
Total Decision Analytics	$768,479	$596,205	28.9%

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $340.0 million for the year ended December 31, 2011 compared to $268.8 million for the year ended December 31, 2010, an increase of $71.2 million or 26.5%. Excluding the impact of recent acquisitions of $46.6 million, our cost of revenues increased by $24.6 million or 9.2%. This increase is primarily due to a net increase in salary and employee benefits of $18.6 million. The net increase in salaries and employee benefits includes an offsetting reduction in pension cost of $0.4 million. Other increases include leased software costs of $3.3 million, office maintenance expenses of $1.2 million, travel and travel related costs of $0.8 million and other general expenses of $3.1 million. These increases were offset by a $2.4 million decrease in data costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Decision Analytics segment were $126.0 million for the year ended December 31, 2011 compared to $87.4 million for the year ended December 31, 2010, an increase of $38.6 million or 44.1%. Excluding the impact of recent acquisitions of $31.6 million, SGA increased $7.0 million or 8.2%. The increase was primarily due to an increase in salaries and employee benefits of $5.0 million which includes annual salary increases, medical costs, commissions, and equity compensation. Other increases were costs related to travel expenses of $0.8 million, office maintenance expense of $0.3 million, and in other general expenses of $0.9 million.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 39.8% for the year ended December 31, 2011 compared to 40.4% for the year ended December 31, 2010. For the year ended December 31, 2011, the recent acquisitions mitigated our margin expansion by 2.4% and a reallocation of information technology and corporate resources also mitigated our margin. These mitigating factors were partially offset by the acquisition related liabilities adjustment, which positively impacted our EBITDA margin by 0.4%.

Risk Assessment

Revenues

Revenues were $563.3 million for the year ended December 31, 2011 as compared to $542.1 million for the year ended December 31, 2010, an increase of $21.2 million or 3.9%. The overall increase within this segment primarily resulted from an increase in prices derived from continued enhancements to the content of our industry standard insurance programs' solutions as well as selling expanded solutions to existing customers.

Our revenue by category for the periods presented is set forth below for the years ended December 31:

	2011	2010	Percentage Change
	(In thousands)		
Industry-standard insurance programs	$371,894	$353,501	5.2%
Property-specific rating and underwriting information	137,133	137,071	0.0%
Statistical agency and data services	31,518	29,357	7.4%
Actuarial services	22,816	22,209	2.7%
Total Risk Assessment	$563,361	$542,138	3.9%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $193.7 million for the year ended December 31, 2011 compared to $194.7 million for the year ended December 31, 2010, a decrease of $1.0 million or 0.5%. The decrease was primarily due to decrease in salaries and employee benefits costs of $2.0 million, primarily related to lower pension cost of $2.4 million. Salaries and employee benefit costs, excluding pension costs, increased only moderately due to a reallocation of information technology resources to our Decision Analytics segment. Other decreases were related to office maintenance expense of $0.8 million. These decreases were partially offset by an increase in travel and travel related costs of $0.5 million, data and consultant costs of $0.2 million, leased software of $0.1 million and other general expenses of $1.0 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $83.5 million for the year ended December 31, 2011 compared to $79.0 million for the year ended December 31, 2010, an increase of $4.5 million or 5.7%. The increase was primarily due to an increase in salaries and employee benefits of $3.8 million which includes annual salary increases, medical costs, commissions, and equity compensation. Other increases included travel costs of $0.3 million, an increase in other general expenses of $0.3 million, and rent and maintenance cost of $0.1 million.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 50.8% for the year ended December 31, 2011 compared to 49.5% for the year ended December 31, 2010. The increase in margin is primarily attributed to operating leverage in the segment as well as cost efficiencies achieved in 2011 and a reallocation of information technology and corporate resources to our Decision Analytics segment during the year ended December 31, 2011.

Quarterly Results of Operations

The following table sets forth our quarterly unaudited consolidated statement of operations data for each of the eight quarters in the period ended December 31, 2012. In management's opinion, the quarterly data has been prepared on the same basis as the audited consolidated financial statements included in this annual report on Form 10-K, and reflects all necessary adjustments for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Quarters Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
			2012		2012
			(in thousands)		
Statement of income data:					
Revenues	$346,501	$373,226	$398,863	$415,730	$1,534,320
Operating income	$138,961	$138,402	$155,251	$158,974	$ 591,588
Net income	$ 74,601	$ 73,331	$ 82,911	$ 98,299	$ 329,142
Basic net income per share:	$ 0.45	$ 0.44	$ 0.50	$ 0.59	$ 1.98
Diluted net income per share:	$ 0.44	$ 0.43	$ 0.48	$ 0.57	$ 1.92

	For the Quarters Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
			2011		2011
			(in thousands)		
Statement of income data:					
Revenues	$312,869	$327,280	$340,098	$351,593	$1,331,840
Operating income	$119,297	$123,818	$131,409	$138,857	$ 513,381
Net income	$ 65,876	$ 65,577	$ 70,987	$ 80,318	$ 282,758
Basic net income per share:	$ 0.39	$ 0.39	$ 0.43	$ 0.49	$ 1.70
Diluted net income per share:	$ 0.37	$ 0.38	$ 0.41	$ 0.47	$ 1.63

Liquidity and Capital Resources

As of December 31, 2012 and 2011, we had cash and cash equivalents and available-for-sale securities of $94.7 million and $196.7 million, respectively. Subscriptions for our solutions are billed and generally paid in advance of rendering services either quarterly or in full upon commencement of the subscription period, which is usually for one year. Subscriptions are automatically renewed at the beginning of each calendar year. We have historically generated significant cash flows from operations. As a result of this factor, as well as the availability of funds under our syndicated revolving credit facility, we believe we will have sufficient cash to meet our working capital and capital expenditure needs, and to fuel our future growth plans.

We have historically managed the business with a working capital deficit due to the fact that, as described above, we offer our solutions and services primarily through annual subscriptions or long-term contracts, which are generally prepaid quarterly or annually in advance of the services being rendered. When cash is received for prepayment of invoices, we record an asset (cash and cash equivalents) on our balance sheet with the offset recorded as a current liability (fees received in advance). This current liability is deferred revenue that does not require a direct cash outflow since our customers have prepaid and are obligated to purchase the services. In most businesses, growth in revenue typically leads to an increase in the accounts receivable balance causing a use of cash as a company grows. Unlike these businesses, our cash position is favorably affected by revenue growth, which results in a source of cash due to our customers prepaying for most of our services.

Our capital expenditures, which include non-cash purchases of fixed assets and capital lease obligations, as a percentage of revenues for the years ended December 31, 2012 and 2011, were 5.2% and 5.1%, respectively. We estimate our capital expenditures for 2013 will be approximately $115.0 million, which primarily include expenditures on our technology infrastructure and our continuing investments in developing and enhancing our solutions. Expenditures related to developing and enhancing our solutions are predominately related to internal use software and are capitalized in accordance with ASC 350-40, "*Accounting for Costs of Computer Software Developed or Obtained for Internal Use.*" We also capitalize amounts in accordance with ASC 985-20, "*Software to be Sold, Leased or Otherwise Marketed.*"

We have also historically used a portion of our cash for repurchases of our common stock from our stockholders. For the years ended December 31, 2012, 2011 and 2010, we repurchased $162.6 million, $380.7 million and $422.3 million, respectively, of our common stock. Included in the 2010 share repurchases are $209.8 million of Class B, including repurchases of $199.9 million and $9.9 million of Verisk Class B-1 and Class B-2, respectively, which were not a part of the Repurchase Program.

In prior years, we provided pension and postretirement benefits to certain qualifying active employees and retirees. On February 29, 2012, we instituted a hard freeze, which eliminated all future compensation and service credits, to all participants in the pension plans. In April 2012, we completed a voluntary prefunding to our qualified pension plan of $72.0 million, which resulted in a contribution of $78.8 million for the year, of which $28.2 million was the minimum contribution requirement for 2012. As a result of the prefunding, we do not expect to make any contribution in 2013 with respect to our qualified pension plan. Under the postretirement plan, we provided certain healthcare and life insurance benefits to qualifying participants; however, participants are required to pay a stated percentage of the premium coverage. In March 2012, we established a voluntary employee's beneficiary association plan, or VEBA plan, to fund the postretirement plan. We contributed $20.0 million to the VEBA Plan during the year ended December 31, 2012. We expect to contribute approximately $1.1 million to the postretirement plan in 2013. See Note 16 to our consolidated financial statements included in this annual report on Form 10-K.

Financing and Financing Capacity

We had total debt, excluding capital lease and other obligations, of $1,454.4 million and $1,096.7 million at December 31, 2012 and 2011, respectively. The debt at December 31, 2012 is primarily issued under long-term private placement loan facilities and senior notes issued to finance our stock repurchases and acquisitions.

On April 6, 2011, we completed an issuance of senior notes in the aggregate principal amount of $450.0 million. These senior notes are due on May 1, 2021 and accrue interest at a rate of 5.800% per annum. We received net proceeds of $446.0 million after deducting original issue discount and underwriting discounts, and commissions of $4.0 million. These discounts and commissions are amortized over the ten-year period, which is consistent with the remaining life of the notes. Interest is payable semi-annually on May 1st and November 1st each year, beginning on November 1, 2011.

On December 8, 2011, we completed a second issuance of senior notes in the aggregate principal of $250.0 million. These senior notes are due on January 15, 2019 and accrue interest at a rate of 4.875% per annum. We received new proceeds of $246.0 million after deducting original issue discount and underwriting discounts, and commissions of $4.0 million. These discounts and commissions will be amortized over a seven-year period, which is consistent with the remaining life of the notes. Interest is payable semi-annually on January 15th and July 15th of each year, beginning on July 15, 2012.

On September 12, 2012, we completed an issuance of senior notes in the aggregate principal amount of $350.0 million. These senior notes are due on September 12, 2022 and accrue interest at a rate of 4.125% per annum. We received net proceeds of $344.9 million after deducting original issue discount and underwriting discounts, and commissions of $5.1 million. These discounts and commissions are amortized over the ten-year period, which is consistent with the remaining life of the notes. Interest is payable semi-annually on March 12th and September 12th each year, beginning on March 12, 2013.

The senior notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured and unsubordinated basis by ISO and certain subsidiaries that guarantee our syndicated revolving credit facility, ("credit facility"), or any amendment, refinancing or replacement thereof. We expect to redraw from our credit facility over time as needed for our corporate strategy, including for general corporate purposes and acquisitions. The indenture governing the senior notes restricts our ability and our subsidiaries' ability to, among other things, create certain liens, enter into sale/leaseback transactions and consolidate with, sell, lease, convey or otherwise transfer all or substantially all of our assets, or merge with or into, any other person or entity.

On September 28, 2012, we amended our committed senior unsecured credit facility with Bank of America N.A., JPMorgan Chase Bank N.A., Wells Fargo N.A., SunTrust Bank, RBS Citizens N.A., Morgan Stanley Bank N.A., TD Bank N.A., Sovereign Bank N.A., and The Northern Trust Company to increase the borrowing capacity under the credit facility from $725.0 million to $850.0 million, extend the maturity date from October 24, 2016 to October 24, 2017 and increase the maximum Consolidated Funded Debt Leverage Ratio from 3.25-to-1.0 to 3.50-to-1.0. We amortize all one-time fees and third party costs associated with the execution and amendment of this credit facility through the maturity date. Interest is payable at a maturity rate of LIBOR plus 1.250% to 1.825%, depending on the result of certain ratios defined in the credit agreement. Verisk and ISO are co-borrowers under the credit facility. Borrowings may be used for general corporate purposes, including working capital and capital expenditures, acquisitions and share repurchase programs. We had borrowings of $580.0 million from our credit facility and repaid $570.0 million of this balance during the year ended December 31, 2012. As of December 31, 2012 and 2011, we had $10.0 million and $0, respectively, outstanding under the credit facility. As of December 31, 2012, we have an available borrowing capacity of $840.0 million under the credit facility.

The credit facility contains certain customary financial and other covenants that, among other things, impose certain restrictions on indebtedness, liens, investments, and capital expenditures. These covenants also place restrictions on mergers, asset sales, sale/leaseback transactions, payments between us and our subsidiaries, and certain transactions with affiliates. The financial covenants require that, at the end of any fiscal quarter, we have a consolidated interest coverage ratio of at least 3.0 to 1.0 and that during any period of four fiscal quarters, we maintain a consolidated funded debt leverage ratio below 3.5 to 1.0. We were in compliance with all debt covenants under the credit facility as of December 31, 2012.

We also have long-term private placement loan facilities under uncommitted master shelf agreements with New York Life and Prudential Capital Group, or Prudential. As of December 31, 2012, we had available capacity under the Prudential and New York facilities of $190.0 million and $30.0 million, respectively. The notes outstanding under these long-term private placement loan facilities mature over the next four years. Individual borrowings are made at a fixed rate of interest determined at the time of the borrowing and interest is payable quarterly. The weighted average rate of interest with respect to our outstanding borrowings under these facilities was 6.26% and 5.76% for the years ended December 31, 2012 and 2011, respectively and amounts outstanding were $3.6 million and $8.6 million, respectively. The uncommitted master shelf agreements contain certain covenants that limit our ability to create liens, enter into sale/leaseback transactions and consolidate, merge or sell assets to another company. Our shelf agreements also contains financial covenants that require that, at the end of any fiscal quarter, we have a consolidated interest coverage ratio of at least 3.0 to 1.0 and a leverage ratio below 3.0 to 1.0 at the end of any fiscal quarter. We were in compliance with all debt covenants under our master shelf agreements as of December 31, 2012.

Cash Flow

The following table summarizes our cash flow data for the years ended December 31:

	2012	2011	2010
		(In thousands)	
Net cash provided by operating activities	$ 468,229	$ 375,721	$ 336,032
Net cash used in investing activities	$(883,583)	$(204,129)	$(243,689)
Net cash provided by (used in) financing activities	$ 313,555	$ (34,780)	$(108,787)

Operating Activities

Net cash provided by operating activities increased to $468.2 million for the year ended December 31, 2012 compared to $375.7 million for the year ended December 31, 2011. The increase in operating activities was primarily due to an increase in cash receipts from customers and the deferral of our fourth quarter 2012 federal tax payment to 2013 as a result of a temporary federal tax relief program related to Hurricane Sandy. This increase was partially offset by an increase in operating expense payments, primarily related to the voluntary prefunding of our qualified pension plan in 2012, and interest payments during the year ended December 31, 2012.

Net cash provided by operating activities increased to $375.7 million for the year ended December 31, 2011 compared to $336.0 million for the year ended December 31, 2010. The increase in operating activities was primarily due to an increase in cash receipts from customers, partially offset by an increase in operating expense and tax payments during the year ended December 31, 2011. Increased pension contributions of $6.0 million in 2011 mitigated the growth in our operating cash flow during the year ended December 31, 2011.

Investing Activities

Net cash used in investing activities was $883.6 million for the year ended December 31, 2012 and $204.1 million for the year ended December 31, 2011. The increase in net cash used in investing activities was principally due to an increase in acquisition payments of $647.8 million, primarily related to the acquisitions of MediConnect and Argus in the first and third quarters of 2012, respectively, an increase in escrow funding associated with these acquisitions of $19.2 million and an increase in purchases of fixed assets of $14.5 million during the year ended December 31, 2012.

Net cash used in investing activities was $204.1 million for the year ended December 31, 2011 and $243.7 million for the year ended December 31, 2010. The decrease in cash used in investing activities was primarily due to a decrease in acquisitions, including escrow funding and earnout payments, of $60.8 million partially offset by an increase in fixed assets purchases of $21.2 million.

Financing Activities

Net cash provided by (used in) financing activities was $313.6 million for the year ended December 31, 2012 and ($34.8) million for the year ended December 31, 2011. Net cash provided by financing activities for the year ended December 31, 2012 primarily consisted of an increase in total net debt of $357.2 million primarily related to the issuance of senior notes with an aggregate principal amount of $350.0 million on September 12, 2012. Net cash provided by financing activities also consisted of stock option related items of $129.1 million, partially offset by repurchases of our Class A common stock of $162.3 million.

Net cash used in financing activities was $34.8 million for the year ended December 31, 2011 and $108.8 million for the year ended December 31, 2010. Net cash used in financing activities for the year ended December 31, 2011 was primarily related to the issuance of senior notes of $696.6 million, proceeds from issuance of short-term debt of $122.2 million, proceeds from stock option exercises of $96.5 million, partially offset by refinancing of $440.0 million on the borrowings of our credit facility on a long-term basis, share repurchases of $381.8 million, and repayments of long-term debt of $125.0 million.

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2012 and the future periods in which such obligations are expected to be settled in cash:

	Payments Due by Period				
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
			(In thousands)		
Contractual obligations					
Long-term debt	$1,924,900	$253,019	$297,316	$157,013	$1,217,552
Operating leases	247,998	32,240	62,300	60,071	93,387
Pension and postretirement plans(1)	17,828	1,761	5,879	3,049	7,139
Capital lease obligations	7,159	5,377	1,631	151	—
Other long-term liabilities(2)	11,390	249	8,269	98	2,774
Total(3)	$2,209,275	$292,646	$375,395	$220,382	$1,320,852

(1) Our funding policy is to contribute at least equal to the minimum legal funding requirement.

(2) Other long-term liabilities consist of our ESOP contributions and employee-related deferred compensation plan. We also have a deferred compensation plan for our Board of Directors; however, based on past performance and the uncertainty of the dollar amounts to be paid, if any, we have excluded such amounts from the above table.

(3) Unrecognized tax benefits of approximately $17.9 million have been recorded as liabilities in accordance with ASC 740, which have been omitted from the table above, and we are uncertain as to if or when such amounts may be settled, with the exception of those amounts subject to a statute of limitation. Related to the unrecognized tax benefits, we also have recorded a liability for potential penalties and interest of $3.7 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require management to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, goodwill and intangible assets, pension and other post retirement benefits, stock based compensation, and income taxes. Actual results may differ from these assumptions or conditions.

Revenue Recognition

The Company's revenues are primarily derived from sales of services and revenue is recognized as services are performed and information is delivered to our customers. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and/or price are fixed or determinable and collectability is reasonably assured. Revenues for subscription services are recognized ratably over the subscription term, usually one year. Revenues from transaction-based fees are recognized as information is delivered to customers, assuming all other revenue recognition criteria are met.

The Company also has term based software licenses where the only remaining undelivered element is post-contract customer support or PCS, including unspecified upgrade rights on a when and if available basis. The Company recognizes revenue for these licenses ratably over the duration of the license term. The PCS associated with these arrangements is coterminous with the duration of the license term. The Company also provides hosting or software solutions that provide continuous access to information and include PCS and recognizes revenue ratably over the duration of the license term. In addition, the determination of certain of our services revenues requires the use of estimates, principally related to transaction volumes in instances where these volumes are reported to us by our clients on a monthly basis in arrears. In these instances, we estimate transaction volumes based on average actual volumes reported by our customers in the past. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates of these services revenues reported to us by our customers and actual reported volumes in the past.

We invoice our customers in annual, quarterly, or monthly installments. Amounts billed and collected in advance are recorded as fees received in advance on the balance sheet and are recognized as the services are performed and revenue recognition criteria are met.

Stock Based Compensation

The fair value of equity awards is measured on the date of grant using a Black-Scholes option-pricing model, which requires the use of several estimates, including expected term, expected risk-free interest rate, expected volatility and expected dividend yield.

Stock based compensation cost is measured at the grant date, based on the fair value of the awards granted, and is recognized as expense over the requisite service period. Option grants and restricted stock awards are expensed ratably over the four-year vesting period. We follow the substantive vesting period approach for awards granted after January 1, 2005, which requires that stock based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service.

We estimate expected forfeitures of equity awards at the date of grant and recognize compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate.

Goodwill and Intangibles

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have definite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in the accounting standard for *Goodwill and Other Intangible Assets*. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.

As of December 31, 2012, we had goodwill and net intangible assets of $1,768.4 million, which represents 74.9% of our total assets. During fiscal year 2012, we performed an impairment test as of June 30, 2012 and confirmed that no impairment charge was necessary. There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, useful lives and discount rates applied to such expected cash flows in order to estimate fair value. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for determining the fair value of our reporting units. To mitigate undue influence, we set criteria and benchmarks that are reviewed and approved by various levels of management and reviewed by other independent parties. The determination of whether or not goodwill or indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions and estimates underlying the approach used to determine the value of our reporting units. Changes in our strategy or market conditions could significantly impact these judgments and require an impairment to be recorded to intangible assets and goodwill. Our valuation has not indicated any impairment of our goodwill asset of $1,247.5 million as of December 31, 2012. For the year ended December 31, 2012, there were no impairment indicators related to our intangible assets.

Pension and Postretirement

On January 12, 2012, we announced a hard freeze, which will eliminate all future compensation and service credits. The freeze was instituted on February 29, 2012 to all participants in the pension plans. See Note 16 to our consolidated financial statements included in this Annual Report on Form 10-K. We account for our pension and postretirement benefit plans in accordance with the accounting standard for *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. This standard requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement benefit plans on their consolidated balance sheets and recognize as a component of other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets are also derecognized upon adoption of the new standard.

Certain assumptions are used in the determination of our annual net period benefit cost and the disclosure of the funded status of these plans. The principal assumptions concern the discount rate used to measure the projected benefit obligation, the expected return on plan assets and the expected rate of future compensation increases. We revise these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.

In determining the discount rate, we utilize quoted rates from long-term bond indices, and changes in long-term bond rates over the past year, cash flow models and other data sources we consider reasonable based upon the life expectancy and mortality rate of eligible employees. As part of our evaluation, we calculate the approximate average yields on securities that were selected to match our separate projected cash flows for both the pension and postretirement plans. Our separate benefit plan cash flows are input into actuarial models that include data for corporate bonds rated AA or better at the measurement date. The output from the actuarial models are assessed against the prior year's discount rate and quoted rates for long-term bond indices. For our pension plans at December 31, 2012, we determined this rate to be 3.98%, a decrease of 1.00% from the 4.98% rate used at December 31, 2011. Our postretirement rate is 2.75% at December 31, 2012, a decrease of 0.75% from the 3.50% used at December 31, 2011.

The expected return on plan assets is determined by taking into consideration our analysis of our actual historical investment returns to a broader long-term forecast adjusted based on our target investment allocation, and the current economic environment. Our investment guidelines target an investment portfolio allocation of 40.00% debt securities and 60.00% equity securities. As of December 31, 2012, the plan assets were allocated 41.00% debt, 57.90% equity securities, and 1.10% to other investments. We have used our target investment allocation to derive the expected return as we believe this allocation will be retained on an ongoing basis that will commensurate with the projected cash flows of the plan. The expected return for each investment category within our target investment allocation is developed using average historical rates of return for each targeted investment category, considering the projected cash flow of the qualified pension plan. The difference between this expected return and the actual return on plan assets is generally deferred and recognized over subsequent periods through future net periodic benefit costs. We believe these considerations provide the basis for reasonable assumptions with respect to the expected long-term rate of return on plan assets.

The rate of compensation increase is based on our long-term plans for such increase and is no longer applicable in future expense analysis as the pension and post retirement plans were frozen as of February 29, 2012. The measurement date used to determine the benefit obligation and plan assets is December 31. The future benefit payments for the postretirement plan are net of the federal medical subsidy. As a result of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, the tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D was effectively changed. This legislative change reduces future tax benefits of the coverage we provided to participants in the postretirement plan. We are required to account for this change in the period during which the law is enacted. As a result, we recorded a non-cash tax charge to the provision for income taxes of $2.4 million as of December 31, 2010.

A one percent change in discount rate, future rate of return on plan assets and the rate of future compensation would have the following effects:

	Pension				Postretirement			
	1% Decrease		1% Increase		1% Decrease		1% Increase	
	(In thousands)							
	Benefit Cost	Projected Benefit Obligation	Benefit Cost	Projected Benefit Obligation	Benefit Cost	Projected Benefit Obligation	Benefit Cost	Projected Benefit Obligation
Discount Rate	$(527)	$53,490	$1,565	$(44,309)	$(65)	$1,489	$ 56	$(1,327)
Expected Rate on Asset	$ —	$ 3,853	$ —	$ (3,853)	$ 45	$ —	$(45)	$ —

Income Taxes

In projecting future taxable income, we develop assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. The calculation of our tax liabilities also involves dealing with uncertainties in the application and evolution of complex tax laws and regulations in other jurisdictions.

We account for uncertain tax positions in accordance with *Accounting for Uncertainty in Income Taxes — an interpretation of ASC 740*, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this interpretation, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. As a result of the implementation of this interpretation, we recognized an increase in the liability for unrecognized tax benefits of approximately $10.3 million, which was accounted for as an increase to the January 1, 2007 balance of retained earnings (accumulated deficit).

We recognize and adjust our liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

We estimate unrecognized tax positions of $8.1 million that may be recognized by December 31, 2013, due to expiration of statutes of limitations and resolution of audits with taxing authorities, net of additional uncertain tax positions.

As of December 31, 2012, we have gross federal, state, and foreign income tax net operating loss carryforwards of $120.5 million, which will expire at various dates from 2013 through 2032. Such net operating loss carryforwards expire as follows:

	(In thousands)
2013 - 2020	$ 5,450
2021 - 2025	3,646
2026 - 2032	111,376
	$120,472

As of December 31, 2012, deferred tax liabilities in the amount of $40.8 million and $40.2 million were recorded in connection with the acquisitions of MediConnect and Argus, respectively. Other increases in deferred tax liabilities in 2012 of $56.7 million were primarily due to increased contributions to the pension and postretirement plans in the current period as well as the other timing differences attributable to depreciation and amortization.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to Note 2(s) to the audited consolidated financial statements included elsewhere in this annual report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. At December 31, 2012, we had borrowings outstanding under our syndicated revolving credit facility of $10.0 million, which bear interest at variable rates based on LIBOR plus 1.250% to 1.875% depending on certain ratios defined in the credit facility. A change in interest rates on this variable rate debt impacts our pre-tax income and cash flows, but does not impact the fair value of the instruments. Based on our overall interest rate exposure at December 31, 2012, a one percent change in interest rates would result in a change in annual pretax interest expense of $0.1 million based on our current level of borrowings.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth on pages 56 through 118 of this annual report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives at the reasonable assurance level.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act

Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report on Form 10-K. Based upon the foregoing assessments, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting as of December 31, 2012 is set forth in Item 8. Financial Statement and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm

The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of December 31, 2012 is set forth in Item 8. Financial Statement and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required to be furnished by this Item 10. is incorporated herein by reference to our Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days of December 31, 2012 (the "Proxy Statement").

Item 11. Executive Compensation

The information required to be furnished by this Item 11. is incorporated herein by reference from our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be furnished by this Item 12. is incorporated herein by reference to our Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required to be furnished by this Item 13. is incorporated herein by reference to our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required to be furnished by this Item 14. is incorporated herein by reference to our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report.

(1) Financial Statements. See Index to Financial Statements and Schedules in Part II, Item 8. on this Form 10-K.

(2) Financial Statement Schedules. See Schedule II. Valuation and Qualifying Accounts and Reserves.

(3) Exhibits. See Index to Exhibits in this annual report on Form 10-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Schedules

Verisk Analytics, Inc. Consolidated Financial Statements as of December 31, 2012 and 2011 and for the Years Ended December 31, 2012, 2011 and 2010.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective at December 31, 2012.

Management excluded from its assessment the internal control over financial reporting at Argus Information & Advisory Services, LLC ("Argus"), which was acquired on August 31, 2012. The excluded financial statements of the acquisition constitutes approximately 1.9% of total assets, 1.4% of total revenues, and 0.7% of net income included within our consolidated financial statement amounts as of and for the year ended December 31, 2012. Due to the timing of the acquisitions, management did not assess the effectiveness of internal control over financial reporting for Argus.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 10-K has also audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Verisk Analytics, Inc.
Jersey City, New Jersey

We have audited the accompanying consolidated balance sheets of Verisk Analytics, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Verisk Analytics, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Verisk Analytics, Inc.
Jersey City, New Jersey

We have audited the internal control over financial reporting of Verisk Analytics, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Argus Information & Advisory Services, LLC ("Argus"), which was acquired on August 31, 2012 and whose financial statements constitute 1.9% of total assets, 1.4% of total revenues, and 0.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Argus. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Company and our report dated February 26, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
February 26, 2013

VERISK ANALYTICS, INC.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2012 and 2011

	2012	2011
	(In thousands, except for share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 89,819	$ 191,603
Available-for-sale securities	4,883	5,066
Accounts receivable, net	178,430	153,339
Prepaid expenses	21,946	21,905
Deferred income taxes, net	10,397	3,818
Income taxes receivable	45,975	36,675
Other current assets	39,109	41,248
Total current assets	390,559	453,654
Noncurrent assets:		
Fixed assets, net	154,084	119,411
Intangible assets, net	520,935	226,424
Goodwill	1,247,459	709,944
Deferred income taxes, net	—	10,480
Other assets	47,299	21,193
Total assets	$ 2,360,336	$ 1,541,106
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 187,648	$ 162,992
Acquisition related liabilities	—	250
Short-term debt and current portion of long-term debt	195,263	5,554
Pension and postretirement benefits, current	1,734	4,012
Fees received in advance	200,705	176,842
Total current liabilities	585,350	349,650
Noncurrent liabilities:		
Long-term debt	1,266,162	1,100,332
Pension benefits	38,655	109,161
Postretirement benefits	2,627	18,587
Deferred income taxes, net	133,761	—
Other liabilities	78,190	61,866
Total liabilities	2,104,745	1,639,596
Commitments and contingencies		
Stockholders' equity (deficit):		
Verisk Class A common stock, $.001 par value; 1,200,000,000 shares authorized; 544,003,038 shares issued and 167,727,073 and 164,285,227 outstanding, respectively	137	137
Unearned KSOP contributions	(483)	(691)
Additional paid-in capital	1,044,746	874,808
Treasury stock, at cost, 376,275,965 and 379,717,811 shares, respectively	(1,605,376)	(1,471,042)
Retained earnings	905,727	576,585
Accumulated other comprehensive losses	(89,160)	(78,287)
Total stockholders' equity (deficit)	255,591	(98,490)
Total liabilities and stockholders' equity (deficit)	$ 2,360,336	$ 1,541,106

The accompanying notes are an integral part of these consolidated financial statements.

VERISK ANALYTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(In thousands, except for share and per share data)		
Revenues (including amounts from related parties of $0, $13,882 and $49,788, respectively)(1)	$ 1,534,320	$ 1,331,840	$ 1,138,343
Expenses:			
Cost of revenues (exclusive of items shown separately below)	607,174	533,735	463,473
Selling, general and administrative	231,359	209,469	166,374
Depreciation and amortization of fixed assets	50,624	43,827	40,728
Amortization of intangible assets	53,575	34,792	27,398
Acquisition related liabilities adjustment	—	(3,364)	(544)
Total expenses	942,732	818,459	697,429
Operating income	591,588	513,381	440,914
Other income (expense):			
Investment income	460	201	305
Realized (loss) gain on securities, net	(332)	686	95
Interest expense	(72,508)	(53,847)	(34,664)
Total other expense, net	(72,380)	(52,960)	(34,264)
Income before income taxes	519,208	460,421	406,650
Provision for income taxes	(190,066)	(177,663)	(164,098)
Net income	$ 329,142	$ 282,758	$ 242,552
Basic net income per share	$ 1.98	$ 1.70	$ 1.36
Diluted net income per share	$ 1.92	$ 1.63	$ 1.30
Weighted average shares outstanding:			
Basic	165,890,258	166,015,238	177,733,503
Diluted	171,709,518	173,325,110	186,394,962

(1) See Note 18. Related Parties for further information.

The accompanying notes are an integral part of these consolidated financial statements.

VERISK ANALYTICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		(In thousands)	
Net income	$329,142	$282,758	$242,552
Other comprehensive income (loss), net of tax:			
Unrealized holding (loss) gain on investments, net of tax of $184, $351 and $(141), respectively	(197)	(456)	199
Unrealized foreign currency gain (loss)	15	(183)	(109)
Pension and postretirement unfunded liability adjustment, net of tax of $6,394, $8,572 and $1,870, respectively	(10,691)	(21,845)	(2,265)
Total other comprehensive loss	(10,873)	(22,484)	(2,175)
Comprehensive income	$318,269	$260,274	$240,377

The accompanying notes are an integral part of these consolidated financial statements.

VERISK ANALYTICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For The Years Ended December 31, 2010, 2011 and 2012

(In thousands, except for share data)

	Common Stock Issued									
	Verisk Class A	Class B (Series 1)	Class B (Series 2)	Par Value	Unearned KSOP Contributions	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Losses	Total Stockholders' Equity (Deficit)
Balance, January 1, 2010	125,815,600	205,637,925	205,637,925	$130	$(1,305)	$ 652,573	$ (683,994)	$ 51,275	$(53,628)	$ (34,949)
Net income	—	—	—	—	—	—	—	242,552	—	242,552
Other comprehensive loss	—	—	—	—	—	—	—	—	(2,175)	(2,175)
Conversion of Class B-1 common stock upon follow-on public offering (Note 1)	7,309,963	(7,309,963)	—	—	—	—		—	—	—
Conversion of Class B-2 common stock upon follow-on public offering (Note 1)	11,972,917	—	(11,972,917)	—	—	—		—	—	—
Treasury stock acquired - Class A (7,111,202 shares)	—	—	—	—	—	—	(212,512)	—	—	(212,512)
Treasury stock acquired - Class B-1 (7,583,532 shares)	—	—	—	—	—	—	(199,936)	—	—	(199,936)
Treasury stock acquired - Class B-2 (374,718 shares)	—	—	—	—	—	—	(9,879)	—	—	(9,879)
KSOP shares earned	—	—	—	—	317	11,256	—	—	—	11,573
Stock options exercised, including tax benefit of $49,015	5,579,135	—	—	5	—	84,492	—	—	—	84,497
Net share settlement of taxes upon exercise of stock options	(503,043)	—	—	—	—	(15,051)	—	—	—	(15,051)
Stock based compensation	—	—	—	—	—	21,298	—	—	—	21,298
Other stock issuances	4,554	—	—	—	—	140	—	—	—	140
Balance, December 31, 2010	150,179,126	198,327,962	193,665,008	135	(988)	754,708	(1,106,321)	293,827	(55,803)	(114,442)
Net income	—	—	—	—	—	—	—	282,758	—	282,758
Other comprehensive loss	—	—	—	—	—	—	—	—	(22,484)	(22,484)
Conversion of Class B-1 common stock (Note 1)	198,327,962	(198,327,962)	—	—	—	—	—	—	—	—
Conversion of Class B-2 common stock (Note 1)	193,665,008	—	(193,665,008)	—	—	—	—	—	—	—
Treasury stock acquired - Class A (11,326,624 shares)	—	—	—	—	—	—	(380,710)	—	—	(380,710)
KSOP shares earned	—	—	—	—	297	12,318	—	—	—	12,615
Stock options exercised, including tax benefit of $57,684 (3,716,165 shares reissued from treasury stock)	1,830,942	—	—	2	—	85,051	15,978	—	—	101,031
Stock based compensation	—	—	—	—	—	22,656	—	—	—	22,656
Other stock issuances	—	—	—	—	—	75	11	—	—	86
Balance, December 31, 2011	544,003,038	—	—	137	(691)	874,808	(1,471,042)	576,585	(78,287)	(98,490)
Net income	—	—	—	—	—	—	—	329,142	—	329,142
Other comprehensive loss	—	—	—	—	—	—	—	—	(10,873)	(10,873)
Treasury stock acquired - Class A (3,491,591 shares)	—	—	—	—	—	—	(162,586)	—	—	(162,586)
KSOP shares earned	—	—	—	—	208	12,903	—	—	—	13,111
Stock options exercised, including tax benefit of $88,185 (6,880,678 shares reissued from treasury stock)	—	—	—	—	—	131,824	28,039	—	—	159,863
Restricted stock lapsed, including tax benefit of $202 (41,908 shares reissued from treasury stock)	—	—	—	—	—	34	167	—	—	201
Employee stock purchase plan (6,074 shares reissued from treasury stock)	—	—	—	—	—	268	26	—	—	294
Stock based compensation	—	—	—	—	—	24,696	—	—	—	24,696
Other stock issuances (4,777 shares reissued from treasury stock)	—	—	—	—	—	213	20	—	—	233
Balance, December 31, 2012	544,003,038	—	—	$137	$ (483)	$1,044,746	$(1,605,376)	$905,727	$(89,160)	$ 255,591

The accompanying notes are an integral part of these consolidated financial statements.

VERISK ANALYTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 329,142	$ 282,758	$ 242,552
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of fixed assets	50,624	43,827	40,728
Amortization of intangible assets	53,575	34,792	27,398
Amortization of debt issuance costs and original issue discount	2,337	1,655	1,463
Allowance for doubtful accounts	1,065	1,278	648
KSOP compensation expense	13,111	12,615	11,573
Stock based compensation	24,696	22,656	21,298
Noncash charges associated with performance based appreciation awards	—	585	789
Acquisition related liabilities adjustment	—	(3,364)	(544)
Realized loss (gain) on securities, net	332	(686)	(95)
Deferred income taxes	63,261	21,321	10,294
Loss on disposal of fixed assets	597	868	239
Excess tax benefits from exercised stock options	(60,672)	(53,195)	(49,015)
Other operating activities, net	265	132	198
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(6,425)	(25,926)	(24,559)
Prepaid expenses and other assets	550	(2,720)	899
Income taxes	83,711	46,959	44,553
Accounts payable and accrued liabilities	11,256	15,468	4,340
Fees received in advance	20,493	12,373	20,984
Pension and postretirement benefits	(105,829)	(13,599)	(13,299)
Other liabilities	(13,860)	(22,076)	(4,412)
Net cash provided by operating activities	468,229	375,721	336,032
Cash flows from investing activities:			
Acquisitions, net of cash acquired of $36,113, $590 and $10,524, respectively	(769,513)	(121,721)	(189,578)
Purchase of non-controlling interest in non-public companies	(2,250)	—	—
Earnout payments	(250)	(3,500)	—
Escrow funding associated with acquisitions	(38,800)	(19,560)	(15,980)
Proceeds from release of acquisition related escrows	1,455	—	283
Purchases of fixed assets	(74,373)	(59,829)	(38,641)
Purchases of available-for-sale securities	(1,784)	(1,549)	(516)
Proceeds from sales and maturities of available-for-sale securities	1,932	1,730	743
Other investing activities, net	—	300	—
Net cash used in investing activities	(883,583)	(204,129)	(243,689)

VERISK ANALYTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For The Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		(In thousands)	
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net of original issue discount	347,224	696,559	—
Repayment of current portion of long-term debt	—	(125,000)	—
Repayment of short-term debt refinanced on a long-term basis	(347,224)	(440,000)	—
Proceeds from issuance of short-term debt with original maturities greater than three months	—	120,000	215,000
Proceeds from short-term debt, net	357,224	10,000	35,000
Payment of debt issuance cost	(3,905)	(7,835)	(1,781)
Repurchase of Class A common stock	(162,275)	(381,776)	(210,246)
Repurchase of Class B-1 common stock	—	—	(199,936)
Repurchase of Class B-2 common stock	—	—	(9,879)
Net share settlement of taxes upon exercise of stock options	—	—	(15,051)
Excess tax benefits from exercised stock options	60,672	53,195	49,015
Proceeds from stock options exercised	68,388	43,345	35,482
Other financing activities, net	(6,549)	(3,268)	(6,391)
Net cash provided by (used in) financing activities	313,555	(34,780)	(108,787)
Effect of exchange rate changes	15	(183)	(109)
(Decrease) increase in cash and cash equivalents	(101,784)	136,629	(16,553)
Cash and cash equivalents, beginning of period	191,603	54,974	71,527
Cash and cash equivalents, end of period	$ 89,819	$ 191,603	$ 54,974
Supplemental disclosures:			
Taxes paid	$ 47,516	$ 117,717	$ 113,609
Interest paid	$ 60,977	$ 48,158	$ 32,989
Non-cash investing and financing activities:			
Repurchase of Class A common stock included in accounts payable and accrued liabilities	$ 1,511	$ 1,200	$ 2,266
Deferred tax (liability) asset established on the date of acquisitions	$ (80,979)	$ 1,324	$ (36,537)
Capital lease obligations	$ 3,869	$ 7,248	$ 1,554
Capital expenditures included in accounts payable and accrued liabilities	$ 4,946	$ 3,437	$ 2,138
Increase in goodwill due to acquisition related escrow distributions	$ 5,934	$ —	$ 6,996
Increase in goodwill due to accrual of acquisition related liabilities	$ —	$ 250	$ 3,500

The accompanying notes are an integral part of these consolidated financial statements.

VERISK ANALYTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization:

Verisk Analytics, Inc. and its consolidated subsidiaries ("Verisk" or the "Company") enable risk-bearing businesses to better understand and manage their risks. The Company provides its customers proprietary data that, combined with analytic methods, create embedded decision support solutions. The Company is one of the largest aggregators and providers of data pertaining to property and casualty ("P&C") insurance risks in the United States of America ("U.S."). The Company offers solutions for detecting fraud in the U.S. P&C insurance, financial and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to supply chain to health insurance. The Company provides solutions, including data, statistical models or tailored analytics, all designed to allow clients to make more logical decisions.

Verisk was established to serve as the parent holding company of Insurance Services Office, Inc. ("ISO") upon completion of the initial public offering ("IPO"), which occurred on October 9, 2009. ISO was formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. For over the past decade, the Company broadened its data assets, entered new markets, placed a greater emphasis on analytics, and pursued strategic acquisitions. On October 6, 2009, ISO effected a corporate reorganization whereby the Class A and Class B common stock of ISO were exchanged by the then current stockholders for the common stock of Verisk on a one-for-one basis. Verisk immediately thereafter effected a fifty-for-one stock split of its Class A and Class B common stock and equally sub-divided the Class B common stock into two new series of stock, Verisk Class B (Series 1) ("Class B-1") and Verisk Class B (Series 2) ("Class B-2"). Verisk trades under the ticker symbol "VRSK" on the NASDAQ Global Select Market.

On October 1, 2010, the Company completed a follow-on public offering. Upon completion of this offering, the selling stockholders sold 2,602,212, 7,309,963 and 11,972,917 shares of Class A, Class B-1 and Class B-2 common stock of Verisk, respectively, at the public offering price of $27.25 per share. Class B-1 and Class B-2 common stock sold into this offering were automatically converted into Class A common stock. The Company did not receive any proceeds from the sale of common stock in the offering. Concurrent with the closing of this offering, the Company also repurchased 7,254,407 and 45,593 shares of Class B-1 and Class B-2 common stock, respectively, at $26.3644 per share, which represented the net proceeds per share the selling stockholders received in the public offering. The Class B-1 shares converted to Class A common stock on April 6, 2011 and the remaining Class B-2 shares converted to Class A common stock on October 6, 2011. As of December 31, 2011, the Company's outstanding common stock consisted only of Class A common stock.

2. Basis of Presentation and Summary of Significant Accounting Policies:

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include acquisition purchase price allocations, the fair value of goodwill, the realization of deferred tax assets, acquisition related liabilities, fair value of stock based compensation, liabilities for pension and postretirement benefits, fair value of the Company's redeemable common stock, and the estimate for the allowance for doubtful accounts. Actual results may ultimately differ from those estimates. Certain reclassifications have been made related to federal and state income taxes and pension and postretirement benefits within the consolidated financial statements and in the notes and to the segment reporting within revenue categories in the notes to conform to the respective 2012 presentation.

Significant accounting policies include the following:

(a) *Intercompany Accounts and Transactions*

The consolidated financial statements include the accounts of Verisk. All intercompany accounts and transactions have been eliminated.

(b) *Revenue Recognition*

The following describes the Company's primary types of revenues and the applicable revenue recognition policies. The Company's revenues are primarily derived from sales of services and revenue is recognized as services are performed and information is delivered to customers. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and/or price is fixed or determinable, and collectability is reasonably assured. Revenue is recognized net of applicable sales tax withholdings.

Industry-Standard Insurance Programs

Industry-standard insurance programs, statistical agent and data services and actuarial services are sold to participating insurance company customers under annual agreements covering a calendar year where the price is determined at the inception of the agreement. In accordance with Accounting Standards Codification ("ASC") 605, *Revenue Recognition,* the Company recognizes revenue ratably over the term of these annual agreements, as services are performed and continuous access to information is provided over the entire term of the agreements.

Property-Specific Rating and Underwriting Information

The Company provides property-specific rating information through reports issued for specific commercial properties, for which revenue is recognized when the report is delivered to the customer, provided that all other revenue recognition criteria are met.

In addition, the Company provides hosting or software solutions that provide continuous access to information about the properties being insured and underwriting information in the form of standard policy forms to be used by customers. As the customer has a contractual right to take possession of the software without significant penalty, revenues from these arrangements are recognized ratably over the contract period from the time when the customer had access to the solution in accordance with ASC 985-605, *Software Revenue Recognition* ("ASC 985-605"). The Company recognizes software license revenue when the arrangement does not require significant production, customization or modification of the software and the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, fees are fixed or determinable, and collections are probable. These software arrangements include post-contract customer support ("PCS"). The Company recognizes software license revenue ratably over the duration of the annual license term as vendor specific objective evidence ("VSOE") of PCS, the only remaining undelivered element, cannot be established in accordance with ASC 985-605. The PCS associated with these arrangements is coterminous with the duration of the license term.

Insurance

Insurance services primarily consist of term-based software licenses. These software arrangements include PCS, which includes unspecified upgrades on a when-and-if available basis. The Company recognizes software license revenue ratably over the duration of the annual license term as VSOE of PCS, the only remaining undelivered element, cannot be established in accordance with ASC 985-605. The PCS associated with these arrangements is coterminous with the duration of the license term. In certain instances, the customers are billed for access on a monthly basis for the term-based software licenses and the Company recognizes revenue accordingly.

There are also services within insurance, which are comprised of transaction-based fees recognized as information is delivered to customers, provided that all other revenue recognition criteria have been met.

Financial Services

Financial services include various types of services to customers. The Company primarily recognizes revenue ratably for these services over the term of the agreements, as services are performed and continuous service is provided over the entire term of the agreements. In addition, there are certain services which are comprised of transaction-based fees; in these instances, revenue is recognized as information is delivered to customers, provided that all other revenue recognition criteria have been met.

Healthcare

The Company provides software hosting arrangements to customers whereby the customer does not have the right to take possession of the software. As these arrangements include PCS throughout the hosting term, revenues from these multiple element arrangements are recognized in accordance with ASC 605-25, *Revenue Recognition — Multiple Element Arrangements* ("ASC 605-25"). The Company recognizes revenue ratably over the duration of the license term, which ranges from one to five years, since the contractual elements do not have stand alone value.

There are also services within healthcare, which are comprised of transaction-based fees recognized as information is delivered to customers, provided that all other revenue recognition criteria have been met.

Specialized Markets

Specialized markets consist of term-based software licenses. These software arrangements include PCS, which includes unspecified upgrades on a when-and-if available basis. The Company recognizes software license revenue ratably over the duration of the annual license term as VSOE of PCS, the only remaining undelivered element, cannot be established in accordance with ASC 985-605. The PCS associated with these arrangements is coterminous with the duration of the license term. In certain instances, the customers are billed for access on a monthly basis for the term-based software licenses and the Company recognizes revenue accordingly. In addition, specialized markets are comprised of transaction-based fees recognized as information is delivered to customers, provided that all other revenue recognition criteria have been met.

The Company services long-term contract arrangements with certain customers. For these arrangements, revenue is recognized in accordance with ASC 605-35, *Revenue Recognition — Construction-Type and Production-Type Contracts* ("ASC 605-35"), using the percentage-of-completion method, which requires the use of estimates. In such instances, management is required to estimate the input measures, based on hours incurred to date compared to total estimated hours of the project, with consideration also given to output measures, such as contract milestones, when applicable. Adjustments to estimates are made in the period in which the facts requiring such revisions become known. Accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. The Company considers the contract substantially complete when there is compliance with all performance specifications and there are no remaining costs or potential risk.

(c) *Fees Received in Advance*

The Company invoices its customers in annual, quarterly, monthly, or milestone installments. Amounts billed and collected in advance of contract terms are recorded as "Fees received in advance" in the accompanying consolidated balance sheets and are recognized as the services are performed and the applicable revenue recognition criteria are met.

(d) *Fixed Assets and Finite-lived Intangible Assets*

Property and equipment, internal-use software and finite-lived intangibles are stated at cost less accumulated depreciation and amortization, which are computed on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

The Company's internal software development costs primarily relate to internal-use software. Such costs are capitalized in the application development stage in accordance with ASC 350-40, *Internal-use Software*. The Company also capitalizes software development costs upon the establishment of technological feasibility for a product in accordance with ASC 985-20, *Software to be Sold, Leased, or Marketed* ("ASC 985-20"). Software development costs are amortized on a straight-line basis over a three-year period, which management believes represents the useful life of these capitalized costs.

In accordance with ASC 360, *Property, Plant & Equipment*, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets and finite-lived intangible assets may not be recoverable, the Company reviews its long-lived assets and finite-lived intangible assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets' undiscounted cash flows, the Company estimates and recognizes an impairment loss by taking the difference between the carrying value and fair value of the assets.

(e) *Capital and Operating Leases*

The Company leases various property, plant and equipment. Leased property is accounted for under ASC 840, *Leases* ("ASC 840"). Accordingly, leased property that meets certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of assets accounted for as capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life (principally 3 to 4 years for computer equipment and automobiles).

All other leases are accounted for as operating leases. Rent expense for operating leases, which may have rent escalation provisions or rent holidays, is recorded on a straight-line basis over the non-cancelable lease period in accordance with ASC 840. The initial lease term generally includes the build-out period, where no rent payments are typically due under the terms of the lease. The difference between rent expensed and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as a deferred rent credit and amortized to rent expense over the term of the lease.

(f) *Investments*

The Company's investments at December 31, 2012 and 2011 included registered investment companies and equity investments in non-public companies. The Company accounts for short-term investments in accordance with ASC 320, *Investments-Debt and Equity Securities* ("ASC 320").

There were no investments classified as trading securities at December 31, 2012 or 2011. All investments with readily determinable market values are classified as available-for-sale. While these investments are not held with the specific intention to sell them, they may be sold to support the Company's investment strategies. All available-for-sale investments are carried at fair value. The cost of all available-for-sale investments sold is based on the specific identification method, with the exception of mutual fund-based investments, which is based on the weighted average cost method. Dividend income is accrued on the ex-dividend date.

The Company performs reviews of its investment portfolio when individual holdings have experienced a decline in fair value below their respective cost. The Company considers a number of factors in the evaluation of whether a decline in value is other-than-temporary including: (a) the financial condition and near term prospects of the issuer; (b) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. Where the decline is deemed to be other-than-temporary, a charge is recorded to "Realized (loss) gain on securities, net" in the accompanying consolidated statements of operations, and a new cost basis is established for the investment.

The Company's equity investments in non-public companies are included in "Other assets" in the accompanying consolidated balance sheets. Those securities are carried at cost, as the Company owns less than 20% of the stock and does not otherwise have the ability to exercise significant influence. These securities are written down to their estimated realizable value when management considers there is an other-than-temporary decline in value based on financial information received and the business prospects of the entity.

(g) *Fair Value of Financial Instruments*

The Company follows the provisions of ASC 820-10, *Fair Value Measurements* ("ASC 820-10"), which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. The Company follows the provisions of ASC 820-10 for its financial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company follows the provisions of ASC 820-10 for its non-financial assets and liabilities recognized or disclosed at fair value.

(h) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable is generally recorded at the invoiced amount. The allowance for doubtful accounts is estimated based on an analysis of the aging of the accounts receivable, historical write-offs, customer payment patterns, individual customer creditworthiness, current economic trends, and/or establishment of specific reserves for customers in adverse financial condition. The Company assesses the adequacy of the allowance for doubtful accounts on a quarterly basis.

(i) *Foreign Currency*

The Company has determined local currencies are the functional currencies of the foreign operations. The assets and liabilities of foreign subsidiaries are translated at the period-end rate of exchange and statement of operations items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of "Accumulated other comprehensive losses" in the accompanying consolidated statements of changes in stockholders' equity (deficit).

(j) *Stock Based Compensation*

The Company follows ASC 718, *Stock Compensation* ("ASC 718"). Under ASC 718, stock based compensation cost is measured at the grant date, based on the fair value of the awards granted, and is recognized as expense over the requisite service period.

Prior to January 1, 2008, the expected term (estimated period of time outstanding) of stock options was estimated using the simplified method as defined in ASC 718, in which the expected term equals the average of vesting term and the contractual term. Subsequent to January 1, 2008, the expected term was primarily estimated based on studies of historical experience and projected exercise behaviors. However, for certain stock options granted, for which no historical exercise patterns existed, the expected term was estimated using the simplified method. The risk-free interest rate is based on the yield of U.S. Treasury zero coupon securities with a maturity equal to the expected term of the equity awards. Expected volatility for stock options granted prior to January 1, 2008 was based on the Company's historical volatility for a period equal to the awards' expected term, ending on the day of grant, and calculated on a quarterly basis for purposes of the ISO 401(k) Savings and Employee Stock Ownership Plan ("KSOP"). For awards granted after January 1, 2008, the volatility factor was based on an average of the historical stock prices of a group of the Company's peers over the most recent period commensurate with the expected term of the stock option awards. Prior to 2008, the expected dividend yield was not included in the fair value calculation as the Company did not pay dividends. For awards granted after January 1, 2008, the expected dividends yield was based on the Company's expected annual dividend rate on the date of grant.

Other equity awards, including restricted stock, are valued at the closing price of the Company's Class A common stock on the grant date. Restricted stock generally has a service vesting period of four years and the Company recognizes the expense ratably over this service vesting period.

The Company estimates expected forfeitures of equity awards at the date of grant and recognizes compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized, as well as the timing of expense recognized over the requisite service period.

(k) *Research and Development Costs*

Research and development costs, which are primarily related to the personnel and related overhead costs incurred in developing new services for customers, are expensed as incurred. Such costs were $18,386, $15,393 and $14,870 for the years ended December 31, 2012, 2011 and 2010, respectively, and were included in "Selling, general and administrative" expenses in the accompanying consolidated statements of operations.

(l) *Advertising Costs*

Advertising costs, which are primarily associated with promoting the Company's brand, names and solutions provided, are expensed as incurred. Such costs were $7,455, $7,065 and $6,877 for the years ended December 31, 2012, 2011 and 2010, respectively.

(m) *Income Taxes*

The Company accounts for income taxes under the asset and liability method under ASC 740, *Income Taxes* ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

The Company follows ASC 740-10, *Income Taxes* ("ASC 740-10"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This standard also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within "Other liabilities" on the accompanying consolidated balance sheets.

(n) *Earnings Per Share*

Basic and diluted earnings per share ("EPS") are determined in accordance with ASC 260, *Earnings per Share*, which specifies the computation, presentation and disclosure requirements for EPS. Basic EPS excludes all dilutive common stock equivalents. It is based upon the weighted average number of common shares outstanding during the period. Diluted EPS, as calculated using the treasury stock method, reflects the potential dilution that would occur if the Company's dilutive outstanding stock options and stock awards were issued.

(o) *Pension and Postretirement Benefits*

The Company accounts for its pension and postretirement benefits under ASC 715, *Compensation — Retirement Benefits* ("ASC 715"). ASC 715 requires the recognition of the funded status of a benefit plan in the balance sheet, the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period, but which are not included as components of periodic benefit cost, and the measurement of defined benefit plan assets and obligations as of the balance sheet date. The Company utilizes a valuation date of December 31.

(p) *Product Warranty Obligations*

The Company provides warranty coverage for certain of its solutions. The Company recognizes a product warranty obligation when claims are probable and can be reasonably estimated. As of December 31, 2012 and 2011, product warranty obligations were not material.

In the ordinary course of business, the Company enters into numerous agreements that contain standard indemnities whereby the Company indemnifies another party for breaches of confidentiality, infringement of intellectual property or gross negligence. Such indemnifications are primarily granted under licensing of computer software. Most agreements contain provisions to limit the maximum potential amount of future payments that the Company could be required to make under these indemnifications; however, the Company is not able to develop an estimate of the maximum potential amount of future payments to be made under these indemnifications as the triggering events are not subject to predictability.

(q) *Loss Contingencies*

The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates are based on management's judgment. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

(r) *Goodwill*

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have finite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30 or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The Company completed the required annual impairment test as of June 30, 2012, which resulted in no impairment of goodwill in 2012. This test compares the carrying value of each reporting unit to its fair value. If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired. If the carrying value of the reporting unit's net assets, including goodwill, exceeds the fair value of the reporting unit, then the Company will determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss is recorded for the difference between the carrying amount and the implied fair value of the goodwill.

(s) *Recent Accounting Pronouncements*

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02, *Intangibles-Goodwill and Other* ("ASU No. 2012-02"). Under ASU No. 2012-02, an entity has an option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company has elected not to early adopt. ASU 2012-02 is not expected to have a material impact on the Company's consolidated financial statements as the Company does not have significant indefinite-lived intangible assets.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU No. 2011-05"). Under ASU No. 2011-05, an entity has an option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. ASU No. 2011-05 was adopted by the Company on January 1, 2012. The Company elected to present two separate but consecutive statements with respect to this ASU in the Company's consolidated financial statements.

3. Concentration of Credit Risk:

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents, available for sale securities and accounts receivable, which are generally not collateralized. The Company maintains, in cash and cash equivalents, higher credit quality financial institutions in order to limit the amount of credit exposure. The total cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") to a maximum amount of $250 per bank at December 31, 2012 and 2011. At December 31, 2012 and 2011, the Company had cash balances on deposit that exceeded the balance insured by the FDIC limit by approximately $63,495 and $166,111 with five and six banks, respectively. At December 31, 2012 and 2011, the Company also had cash on deposit with foreign banks of approximately $25,015 and $23,747, respectively.

The Company considers the concentration of credit risk associated with its trade accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. The Company's top fifty customers represent approximately 38% of revenues for 2012, 42% for 2011 and 45% for 2010 with no individual customer accounting for more than 3%, 4% and 5% of revenues during the years ended December 31, 2012, 2011 and 2010, respectively. No individual customer comprised more than 4% and 8% of accounts receivable at December 31, 2012 and 2011, respectively.

4. Cash and Cash Equivalents:

Cash and cash equivalents consist of cash in banks, commercial paper, money-market funds, and other liquid instruments with original maturities of 90 days or less at the time of purchase.

5. Accounts Receivable:

Accounts receivable consisted of the following at December 31:

	2012	2011
Billed receivables	$165,174	$148,055
Unbilled receivables	18,009	9,442
Total receivables	183,183	157,497
Less allowance for doubtful accounts	(4,753)	(4,158)
Accounts receivable, net	$178,430	$153,339

6. Investments:

Available-for-sale securities consisted of the following:

	Adjusted Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2012				
Registered investment companies	$4,830	$ 53	$—	$4,883
December 31, 2011				
Registered investment companies	$4,618	$439	$—	$5,057
Equity securities	14	—	(5)	9
Total available-for-sale securities	$4,632	$439	$ (5)	$5,066

In addition to the available-for-sale securities above, the Company has equity investments in non-public companies in which the Company acquired non-controlling interests and for which no readily determinable market value exists. These securities were accounted for under the cost method in accordance with ASC 323-10-25, *The Equity Method of Accounting for Investments in Common Stock*. At December 31, 2012 and 2011, the carrying value of such securities was $5,015 and $3,443, respectively, and has been included in "Other assets" in the accompanying consolidated balance sheets.

Realized (loss) gain on securities, net, including write downs related to other-than-temporary impairments of available-for-sale securities and other assets, was as follows for the years ended December 31:

	2012	2011	2010
Gross realized gain on sale of registered investment securities	$ 420	$ 803	$95
Other-than-temporary impairment of registered investment securities	(74)	(117)	—
Other-than-temporary impairment of non-controlling interest in non-public companies	(678)	—	—
Realized (loss) gain on securities, net	$(332)	$ 686	$95

7. Fair Value Measurements

Certain assets and liabilities of the Company are reported at fair value in the accompanying consolidated balance sheets. Such assets and liabilities include amounts for both financial and non-financial instruments. To increase consistency and comparability of assets and liabilities recorded at fair value, ASC 820-10 establishes a three-level fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. ASC 820-10 requires disclosures detailing the extent to which companies' measure assets and liabilities at fair value, the methods and assumptions used to measure fair value and the effect of fair value measurements on earnings. In accordance with ASC 820-10, the Company applied the following fair value hierarchy:

Level 1 — Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments.

Level 3 — Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

The following table provides information for such assets and liabilities as of December 31, 2012 and 2011. The fair values of cash and cash equivalents (other than money-market funds which are recorded on a reported net asset value basis disclosed below), accounts receivable, accounts payable and accrued liabilities, acquisition related liabilities prior to the adoption of ASC 805, *Business Combinations* ("ASC 805"), short-term debt, and short-term debt expected to be refinanced approximate their carrying amounts because of the short-term nature of these instruments.

The following table summarizes fair value measurements by level for cash equivalents, registered investment companies, and equity securities that were measured at fair value on a recurring basis, and long term debt that was not carried at fair value on a recurring basis:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2012			
Cash equivalents – money-market funds	$ 760	$ —	$ 760
Registered investment companies(1)	$ 4,883	$4,883	$ —
Long term debt(2)	$1,575,950	$ —	$1,575,950
December 31, 2011			
Cash equivalents – money-market funds	$ 2,449	$ —	$ 2,449
Registered investment companies(1)	$ 5,057	$5,057	$ —
Equity securities(1)	$ 9	$ 9	$ —
Long term debt(2)	$1,181,788	$ —	$1,181,788

(1) Registered investment companies and equity securities are classified as available-for-sale securities and are valued using quoted prices in active markets multiplied by the number of shares owned.

(2) The long-term debt is based on quoted market prices if available and if not, an estimate of interest rates available to the Company for debt with similar features, the Company's current credit rating and spreads applicable to the Company.

8. Fixed Assets

The following is a summary of fixed assets:

	Useful Life	Cost	Accumulated Depreciation and Amortization	Net
December 31, 2012				
Furniture and office equipment	3-10 years	$137,578	$ (89,153)	$ 48,425
Leasehold improvements	Lease term	34,844	(20,198)	14,646
Purchased software	3 years	70,155	(53,575)	16,580
Software development costs	3 years	161,338	(90,840)	70,498
Leased equipment	3-4 years	26,150	(22,215)	3,935
Total fixed assets		$430,065	$(275,981)	$154,084
December 31, 2011				
Furniture and office equipment	3-10 years	$118,124	$ (79,707)	$ 38,417
Leasehold improvements	Lease term	31,779	(16,683)	15,096
Purchased software	3 years	59,196	(44,413)	14,783
Software development costs	3 years	126,265	(82,032)	44,233
Leased equipment	3-4 years	25,906	(19,024)	6,882
Total fixed assets		$361,270	$(241,859)	$119,411

Depreciation and amortization of fixed assets for the years ended December 31, 2012, 2011 and 2010, were $50,624, $43,827 and $40,728, of which $10,986, $9,710 and $10,755 related to amortization of internal-use software development costs, respectively. There was no amortization expense related to development of software for sale in accordance with ASC 985-20 as these projects were in process and capitalized during the years ended December 31, 2012, 2011 or 2010. The Company had unamortized software development costs that had been capitalized in accordance with ASC 985-20 of $24,004 and $14,184 as of December 31, 2012 and 2011, respectively. Leased equipment includes amounts held under capital leases for automobiles, computer software and computer equipment.

9. Acquisitions:

2012 Acquisitions

On December 20, 2012, the Company acquired the net assets of Insurance Risk Management Solutions ("IRMS"). IRMS provided integrated property risk assessment technology underlying one of the Company's geographic information system ("GIS") underwriting solutions. At the end of 2012, the long-term contract with IRMS was expiring and precipitated a change in the business relationship. Instead of continuing forward with a new service agreement, the Company acquired IRMS as this will enable the Company to better manage, enhance and continue to use the solutions as part of its Risk Assessment segment. The Company paid a net cash purchase price of $26,422 and funded $1,000 of indemnity escrows. The preliminary purchase price allocation of the acquisition is presented as "Others" in the table below.

On August 31, 2012, the Company acquired Argus Information & Advisory Services, LLC ("Argus"), a provider of information, competitive benchmarking, scoring solutions, analytics, and customized services to financial institutions and regulators in North America, Latin America, and Europe, for a net cash purchase price of approximately $404,995 and funded $20,000 of indemnity escrows. Argus leverages its comprehensive payment data sets and provides proprietary solutions to a client base that includes credit and debit card issuers, retail banks and other consumer financial services providers, payment processors, insurance companies, and other industry stakeholders. Within the Company's Decision Analytics segment, this acquisition enhances the Company's position as a provider of data, analytics, and decision-support solutions to financial institutions globally.

On July 2, 2012, the Company acquired the net assets of Aspect Loss Prevention, LLC ("ALP"), a provider of loss prevention and analytic solutions to the retail, entertainment, and food industries, for a net cash purchase price of approximately $6,917 and funded $800 of indemnity escrows. Within the Company's Decision Analytics segment, ALP further advances the Company's position as a provider of data, crime analytics, and decision-support solutions. The preliminary purchase price allocation of the acquisition is presented as "Others" in the table below.

On March 30, 2012, the Company acquired 100% of the stock of MediConnect Global, Inc. ("MediConnect"), a service provider of medical record retrieval, digitization, coding, extraction, and analysis, for a net cash purchase price of approximately $331,405 and funded $17,000 of indemnity escrows. Within the Company's Decision Analytics segment, MediConnect further supports the Company's objective as the leading provider of data, analytics, and decision-support solutions to the healthcare and property casualty industry.

The preliminary purchase price allocations of the acquisitions resulted in the following:

	MediConnect	Argus	Others	Total
Accounts receivable	$ 7,077	$ 12,165	$ 489	$ 19,731
Current assets	17,238	568	68	17,874
Fixed assets	1,075	4,994	76	6,145
Intangible assets	159,506	179,316	9,264	348,086
Goodwill	222,976	277,857	29,875	530,708
Other assets	5,087	20,000	1,801	26,888
Total assets acquired	412,959	494,900	41,573	949,432
Current liabilities	15,007	9,661	4,625	29,293
Deferred income taxes	40,836	40,244	—	81,080
Other liabilities	8,711	20,000	1,809	30,520
Total liabilities assumed	64,554	69,905	6,434	140,893
Net assets acquired	$348,405	$424,995	$35,139	$808,539

Current assets and current liabilities primarily consisted of MediConnect's indemnity escrow of $12,000. Other assets and other liabilities primarily consisted of $26,800 of indemnity escrows for MediConnect, ALP, Argus and IRMS.

The amounts assigned to intangible assets by type for the acquisitions are summarized in the table below:

	Weighted Average Useful Life	Total
Technology-based	10 years	$ 77,936
Marketing-related	5 years	30,331
Customer-related	13 years	239,819
Total intangible assets	11 years	$348,086

The allocations of the purchase prices (noted within the tables above) are all subject to revisions as additional information is obtained about the facts and circumstances that existed as of the acquisition dates. The revisions may have an impact on the consolidated financial statements. The allocations of the purchase prices will be finalized once all information is obtained, but not to exceed one year from the acquisition dates.

The goodwill associated with the stock purchase of MediConnect is not deductible for tax purposes; whereas the goodwill associated with the asset purchases of ALP and IRMS is deductible for tax purposes. The goodwill associated with the acquisition of Argus is partially deductible for income tax purposes as approximately 46% of the net cash purchase price represented an asset purchase. For the year ended December 31, 2012, the Company incurred transaction costs related to these acquisitions of $1,874 included within "Selling, general and administrative" expenses in the accompanying consolidated statements of operations.

Supplemental information on an unaudited pro forma basis is presented below as if the acquisitions of MediConnect and Argus occurred at the beginning of the year 2011. The pro forma information for the years ended December 31, 2012 and 2011 presented below is based on estimates and assumptions, which the Company believes are reasonable and not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had these acquisitions been completed at the beginning of 2011. The unaudited pro forma information includes intangible asset amortization charges and incremental borrowing costs as a result of the acquisitions, net of related tax, estimated using the Company's effective tax rate for continuing operations for the years ended December 31:

	2012	2011
	(unaudited)	
Pro forma revenues	$1,589,149	$1,437,581
Pro forma net income	$ 321,140	$ 262,765
Pro forma basic income per share	$ 1.94	$ 1.58
Pro forma diluted income per share	$ 1.87	$ 1.52

2011 Acquisitions

On June 17, 2011, the Company acquired the net assets of Health Risk Partners, LLC ("HRP"), a provider of solutions to optimize revenue, ensure compliance and improve quality of care for Medicare Advantage and Medicaid health plans, for a net cash purchase price of approximately $46,400 and funded $3,000 of indemnity escrows and $10,000 of contingency escrows. Within the Company's Decision Analytics segment, this acquisition further advances the Company's position as a major provider of data, analytics, and decision-support solutions to the healthcare market.

On April 27, 2011, the Company acquired 100% of the stock of Bloodhound Technologies, Inc. ("Bloodhound"), a provider of real-time preadjudication medical claims editing, for a net cash purchase price of approximately $75,321 and funded $6,560 of indemnity escrows. Within the Company's Decision Analytics segment, Bloodhound addresses the need of healthcare payers to control fraud and waste in a real-time claims-processing environment, and these capabilities align with the Company's existing fraud identification tools in the healthcare market.

The preliminary purchase price allocations of the acquisitions resulted in the following:

	Bloodhound	HRP	Total
Accounts receivable	$ 2,278	$ 378	$ 2,656
Current assets	6,646	297	6,943
Fixed assets	1,091	1,147	2,238
Intangible assets	33,624	26,871	60,495
Goodwill	45,635	32,152	77,787
Other assets	16	13,000	13,016
Deferred income taxes	1,324	—	1,324
Total assets acquired	90,614	73,845	164,459
Current liabilities	6,869	1,445	8,314
Other liabilities	1,864	13,000	14,864
Total liabilities assumed	8,733	14,445	23,178
Net assets acquired	$81,881	$59,400	$141,281

Current liabilities consist of $6,560 of payment due to the sellers, assuming no pre-acquisition indemnity claims arise subsequent to the acquisition date through April 2, 2012 for Bloodhound, which was funded into escrow at the close. The remaining balance also consist of accounts payable and accrued liabilities. For HRP, other liabilities consist of $13,000 of payments due to the sellers, assuming certain conditions are met through December 31, 2012 and no pre-acquisition indemnity claims arise subsequent to the acquisition date through March 31, 2013, which was funded into escrow at the close.

The amounts assigned to intangible assets by type for the acquisitions are summarized in the table below:

	Weighted Average Useful Life	Total
Technology-based	10 years	$25,388
Marketing-related	8 years	7,880
Customer-related	10 years	27,227
Total intangible assets	10 years	$60,495

The goodwill associated with Bloodhound is not deductible for tax purposes; whereas the goodwill associated with HRP is deductible for tax purposes as this was an asset purchase rather than a stock purchase. For the year ended December 31, 2011, the Company incurred transaction costs related to these acquisitions of $979, respectively, included within "Selling, general and administrative" expenses in the accompanying consolidated statements of operations. In accordance with ASC 805, the allocations of the purchase prices for HRP and Bloodhound were revised during the measurement period. Refer to Note 10. Goodwill and Intangible Assets for further discussion.

2010 Acquisitions

On December 16, 2010, the Company acquired 100% of the stock of 3E Company ("3E"), a global source for a comprehensive suite of environmental health and safety compliance solutions for a net cash purchase price of approximately $99,603 and funded $7,730 of indemnity escrows. Within the Company's Decision Analytics segment, 3E overlaps the customer sets served by the other supply chain risk management solutions and helps the Company's customers across a variety of vertical markets address their environmental health and safety issues.

On December 14, 2010, the Company acquired 100% of the stock of Crowe Paradis Services Corporation ("CP"), a provider of claims analysis and compliance solutions to the P&C insurance industry for a net cash purchase price of approximately $83,589 and funded $6,750 of indemnity escrows. Within the Company's Decision Analytics segment, CP offers solutions for complying with the Medicare Secondary Payer Act, provides services to P&C insurance companies, third-party administrators and self-insured companies, which the Company believes further enhances the solution it currently offers.

On February 26, 2010, the Company acquired 100% of the stock of Strategic Analytics, Inc. ("SA"), a provider of credit risk and capital management solutions to consumer and mortgage lenders, for a net cash purchase price of approximately $6,386 and the Company funded $1,500 of indemnity escrows. Within the Decision Analytics segment, the Company believes SA' solutions and application set will allow customers to take advantage of state-of-the-art loss forecasting, stress testing, and economic capital requirement tools to better understand and forecast the risk associated within their credit portfolios.

The goodwill associated with these acquisitions is not deductible for tax purposes. For the year ended December 31, 2010, the Company incurred transaction costs related to these acquisitions of $1,070 included within "Selling, general and administrative" expenses in the accompanying consolidated statements of operations. In accordance with ASC 805, the allocations of the purchase prices for 3E, CP and SA were revised during the measurement period. Refer to Note 10. Goodwill and Intangible Assets for further discussion.

Acquisition Escrows

Pursuant to the related acquisition agreements, the Company has funded various escrow accounts to satisfy pre-acquisition indemnity and tax claims arising subsequent to the acquisition dates, as well as a portion of the contingent payments. At December 31, 2012 and 2011, the current portion of the escrows amounted to $29,277 and $36,967, and the noncurrent portion of the escrow amounted to $26,803 and $4,508, respectively. The current and noncurrent portions of the escrows have been included in “Other current assets” and “Other assets” in the accompanying consolidated balance sheets, respectively.

During the year ended December 31, 2012, the Company released $5,934 of indemnity escrows related to the Xactware, Inc. (“Xactware”) acquisition. Xactware was acquired in 2006 and therefore, accounted for under the transition provisions of FAS No. 141(R). As such, the release of the indemnity escrows was recorded as an increase in goodwill.

During the year ended December 31, 2011, the Company released $135 of indemnity escrows to sellers related to the Enabl-u Technology Corporation (“Enabl-u”) acquisition. In accordance with ASC 805, the escrows related to the Enabl-u acquisition was recorded within goodwill at the time of acquisition, as that escrow was expected to be released to the sellers. The release of $135 related to Enabl-u was recorded as a reduction of other current assets and a corresponding reduction in accounts payable and accrued liabilities.

Acquisition Related Liabilities

Based on the results of operations for the year ended December 31, 2011 for Atmospheric and Environmental Research, Inc. (“AER”), the Company recorded acquisition related liabilities and goodwill of $250, which was paid in 2012. As of December 31, 2010, the Company recorded acquisition related liabilities and goodwill of $3,500, which was paid in April 2011. AER was acquired in 2008 and therefore, accounted for under the transition provisions of FAS No.141(R).

During the second quarter of 2011, the Company reevaluated the probability of D2Hawkeye, Inc. (“D2”) and SA achieving the specific predetermined EBITDA and revenue earnout targets for exceptional performance in fiscal year 2011 and reversed its contingent consideration related to these acquisitions. These reversals resulted in a reduction of $3,364 to contingent consideration and a decrease of $3,364 to “Acquisition related liabilities adjustment” in the accompanying consolidated statements of operations for the year ended December 31, 2011. The sellers of D2 and SA will not receive any acquisition contingent payments.

10. Goodwill and Intangible Assets:

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have finite lives are amortized over their useful lives. The Company completed the required annual impairment test as of June 30, 2012, 2011 and 2010, which resulted in no impairment of goodwill. Based on the results of the impairment assessment as of June 30, 2012, the Company determined that the fair value of its reporting units exceeded their respective carrying value. There were no goodwill impairment indicators after the date of the last annual impairment test.

The following is a summary of the change in goodwill from December 31, 2010 through December 31, 2012, both in total and as allocated to the Company's operating segments:

	Risk Assessment	Decision Analytics	Total
Goodwill at December 31, 2010(1)	$27,908	$ 604,760	$ 632,668
Current year acquisitions	—	58,227	58,227
Accrual of acquisition related liabilities	—	250	250
Purchase accounting reclassifications	—	(761)	(761)
Acquisition related escrow funding	—	19,560	19,560
Goodwill at December 31, 2011(1)	27,908	682,036	709,944
Current year acquisitions	26,647	465,261	491,908
Purchase accounting reclassifications	—	873	873
Acquisition related escrow funding	1,000	37,800	38,800
Finalization of acquisition related escrows	—	5,934	5,934
Goodwill at December 31, 2012(1)	$55,555	$1,191,904	$1,247,459

(1) These balances are net of accumulated impairment charges of $3,244 that occurred prior to December 31, 2010.

The Company finalized the purchase accounting for the acquisitions of HRP and Bloodhound during the quarter ended June 30, 2012. The Company's purchase accounting reclassifications primarily related to the finalization of HRP and Bloodhound, which resulted in an increase in goodwill of $836, and an increase in liabilities of $1,233, an increase in other assets of $882, and a decrease in fixed assets of $226. The impact of these adjustments on the consolidated statements of operations for the years ended December 31, 2012 and 2011 was immaterial.

The Company finalized the purchase accounting for the acquisitions of 3E and CP during the quarter ended December 31, 2011. The Company's purchase accounting reclassifications primarily related to the finalization of 3E and CP, which resulted in a decrease in goodwill of $761, and an increase in liabilities of $1,893, an increase in other assets of $2,202, and an increase in intangible assets of $491. The impact of these adjustments on the consolidated statements of operations for the years ended December 31, 2011 and 2010 was immaterial. The Company finalized the purchase accounting for the acquisition of SA as of December 31, 2010, which resulted in an increase in goodwill of $882 and adjustments to intangible assets, current assets, current liabilities, and deferred tax liabilities. The impact of these adjustments on the consolidated statement of operations for the year ended December 31, 2010 was immaterial.

The Company's intangible assets and related accumulated amortization consisted of the following:

	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
December 31, 2012				
Technology-based	8 years	$313,590	$(177,929)	$135,661
Marketing-related	5 years	79,101	(41,079)	38,022
Contract-based	6 years	6,555	(6,555)	—
Customer-related	13 years	413,043	(65,791)	347,252
Total intangible assets		$812,289	$(291,354)	$520,935

	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
December 31, 2011				
Technology-based	7 years	$235,654	$(155,333)	$ 80,321
Marketing-related	5 years	48,770	(33,190)	15,580
Contract-based	6 years	6,555	(6,482)	73
Customer-related	13 years	173,224	(42,774)	130,450
Total intangible assets		$464,203	$(237,779)	$226,424

Amortization expense related to intangible assets for the years ended December 31, 2012, 2011 and 2010, was approximately $53,575, $34,792, and $27,398, respectively. Estimated amortization expense in future periods through 2018 and thereafter for intangible assets subject to amortization is as follows:

Year	Amount
2013	$ 64,305
2014	57,168
2015	51,252
2016	49,421
2017	48,518
2018 and thereafter	250,271
Total	$520,935

11. Income Taxes:

The components of the provision for income taxes for the years ended December 31 are as follows:

	2012	2011	2010
Current:			
Federal and foreign	$117,351	$133,043	$126,075
State and local	9,453	21,343	24,651
	126,804	154,386	150,726
Deferred:			
Federal and foreign	56,952	14,896	7,933
State and local	6,310	8,381	5,439
	63,262	23,277	13,372
Provision for income taxes	$190,066	$177,663	$164,098

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows for the years ended December 31:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	1.8%	3.8%	4.8%
Non-deductible KSOP expenses	0.9%	0.9%	1.0%
Other	(1.1)%	(1.1)%	(0.4)%
Effective tax rate for continuing operations	36.6%	38.6%	40.4%

The decrease in the effective tax rate in 2012 compared to 2011 was due to benefits resulting from the successful execution of tax planning strategies. The decrease in the effective tax rate in 2011 compared to 2010 was due to favorable settlements and resolution of uncertain tax positions, as well as a decrease in deferred taxes and a corresponding increase in tax expense in 2010 of $2,362 resulting from reduced tax benefits of Medicare subsidies associated with legislative changes in 2010.

The tax effects of significant items comprising the Company's deferred tax assets as of December 31 are as follows:

	2012	2011
Deferred income tax asset:		
Employee wages, pensions and other benefits	$ 50,133	$ 82,724
Deferred revenue	2,705	2,863
Deferred rent	4,944	5,124
Net operating loss carryover	17,088	15,133
State tax adjustments	3,626	4,803
Capital and other unrealized losses	3,240	4,206
Other	6,279	5,729
Total	88,015	120,582
Less valuation allowance	(595)	(1,615)
Deferred income tax asset	87,420	118,967
Deferred income tax liability:		
Fixed assets and intangible assets	(206,553)	(101,264)
Other	(4,231)	(3,405)
Deferred income tax liability	(210,784)	(104,669)
Deferred income tax (liability) asset, net	$(123,364)	$ 14,298

The deferred income tax (liability) asset has been classified in "Deferred income taxes, net" in the accompanying consolidated balance sheets as of December 31, as follows:

	2012	2011
Current deferred income tax asset, net	$ 10,397	$ 3,818
Non-current deferred income tax (liability) asset, net	(133,761)	10,480
Deferred income tax (liability) asset, net	$(123,364)	$14,298

As a result of certain realization requirements of ASC 718, the table of net deferred tax assets shown above does not include certain deferred tax assets that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will increase by $3,370 if and when such deferred tax assets are ultimately realized. The Company uses tax law ordering for purposes of determining when excess tax benefits have been realized.

In March 2010, the Patient Protection and Affordable Care Act was signed into law. The federal government currently provides a subsidy on a tax free basis to companies that provide certain retiree prescription drug benefits (Medicare Part D Subsidy). As a result of a change in taxability of the federal subsidy which becomes effective January 1, 2013, the Company recorded a non-cash income tax charge and a decrease to deferred tax assets of $2,362 in 2010.

As of December 31, 2012, deferred tax liabilities in the amount of $40,836 and $40,244 were recorded in connection with the acquisitions of MediConnect and Argus, respectively. As of December 31, 2011, a deferred tax asset in the amount of $1,324 was recorded in connection with the acquisition of Bloodhound. As of December 31, 2010 deferred tax liabilities in the amount of $810, $20,257 and $15,470 were recorded in connection with the acquisitions of SA, CP and 3E, respectively.

The ultimate realization of the deferred tax assets depends on the Company's ability to generate sufficient taxable income in the future. The Company has provided for a valuation allowance against the deferred tax assets associated with the capital loss carryforwards expiring in 2014 and the net operating losses of certain foreign subsidiaries. The Company's net operating loss carryforwards expire as follows:

Years	Amount
2013-2020	$ 5,450
2021-2025	3,646
2026-2032	111,376
	$120,472

A valuation allowance has been established for the capital loss carryforwards and foreign net operating losses based on the Company's evaluation of the likelihood of utilizing these benefits before they expire. The Company has determined that the generation of future taxable income from certain foreign subsidiaries to fully realize the deferred tax assets is uncertain. Other than these items, the Company has determined, based on the Company's historical operating performance, that taxable income of the Company will more likely than not be sufficient to fully realize the deferred tax assets.

It is the practice of the Company to permanently reinvest the undistributed earnings of its foreign subsidiaries in those operations. As of December 31, 2012, the Company has not made a provision for U.S. or additional foreign withholdings taxes on approximately $7,359 of the unremitted earnings. The Company does not rely on these unremitted earnings as a source of funds for its domestic business as it expects to have sufficient cash flow in the U.S. to fund its U.S. operational and strategic needs. Consequently, the Company has not provided for U.S. federal or state income taxes or associated withholding taxes on these undistributed foreign earnings.

The Company follows ASC 740-10, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For each tax position, the Company must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2012	2011	2010
Unrecognized tax benefit at January 1	$17,877	$23,080	$27,322
Gross increase in tax positions in prior period	911	3,684	492
Gross decrease in tax positions in prior period	(1,494)	(1,753)	(2,547)
Gross increase in tax positions in current period	—	281	1,773
Gross increase in tax positions from stock acquisitions	3,304	97	392
Gross decrease in tax positions from stock acquisitions	—	(20)	—
Settlements	(1,770)	(1,477)	(536)
Lapse of statute of limitations	(945)	(6,015)	(3,816)
Unrecognized tax benefit at December 31	$17,883	$17,877	$23,080

Of the total unrecognized tax benefits at December 31, 2012, 2011 and 2010, $10,103, $9,939 and $14,770, respectively, represent the amounts that, if recognized, would have a favorable effect on the Company's effective tax rate in any future periods.

The total gross amount of accrued interest and penalties at December 31, 2012, 2011 and 2010 was $3,728, $4,690 and $7,753, respectively. The Company's practice is to recognize interest and penalties associated with income taxes as a component of "Provision for income taxes" in the accompanying consolidated statements of operations.

The Company does not expect a significant increase in unrecognized benefits related to federal, foreign, or state tax exposures within the coming year. In addition, the Company believes that it is reasonably possible that approximately $8,077 of its currently remaining unrecognized tax positions, each of which is individually insignificant, may be recognized by the end of 2013 as a result of a combination of audit settlements and lapses of statute of limitations, net of additional uncertain tax positions.

The Company is subject to tax in the U.S. and in various state and foreign jurisdictions. The Company joined by its domestic subsidiaries, files a consolidated income tax return for the Federal income tax purposes. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for tax years before 2009. In Wisconsin, the Company is being audited for the years ended December 31, 2007 and 2008 with a statute extension to September 15, 2013. The Internal Revenue Service completed an audit for the 2008 period and is in the process of auditing the 2009 period. The Company does not expect that the results of these examinations will have a material effect on its financial position or results of operations.

12. Composition of Certain Financial Statement Captions:

The following table presents the components of "Other current assets", "Accounts payable and accrued liabilities" and "Other liabilities" as of December 31:

	2012	2011
Other current assets:		
Acquisition related escrows	$ 29,277	$ 36,967
Other current assets	9,832	4,281
Total other current assets	$ 39,109	$ 41,248
Accounts payable and accrued liabilities:		
Accrued salaries, benefits and other related costs	$ 78,979	$ 66,354
Escrow liabilities	28,954	30,899
Other current liabilities	79,715	65,739
Total accounts payable and accrued liabilities	$187,648	$162,992
Other liabilities:		
Unrecognized tax benefits, including interest and penalty	$ 21,611	$ 22,567
Deferred rent	12,919	13,575
Other liabilities	43,660	25,724
Total other liabilities	$ 78,190	$ 61,866

13. Debt:

The following table presents short-term and long-term debt by issuance as of December 31:

	Issuance Date	Maturity Date	2012	2011
Short-term debt and current portion of long-term debt:				
Syndicated revolving credit facility	Various	Various	$ 10,000	$ —
Aviva Investors senior notes:				
6.46% Series A senior notes	4/27/2009	4/27/2013	30,000	—
New York Life senior notes:				
5.87% Series A senior notes	10/26/2007	10/26/2013	17,500	—
Principal senior notes:				
6.16% Series B senior notes	8/8/2006	8/8/2013	25,000	—
Prudential senior notes:				
6.13% Series G senior notes	8/8/2006	8/8/2013	75,000	—
5.84% Series H senior notes	10/26/2007	10/26/2013	17,500	—
6.28% Series I senior notes	4/29/2008	4/29/2013	15,000	—
Capital lease obligations and other	Various	Various	5,263	5,554
Short-term debt and current portion of long-term debt			195,263	5,554
Long-term debt:				
5.80% senior notes, less unamortized discount of $862 and $967 as of December 31, 2012 and 2011, respectively	4/6/2011	5/1/2021	449,138	449,033
4.875% senior notes, less unamortized discount of $2,037 and $2,376 as of December 31, 2012 and 2011, respectively	12/8/2011	1/15/2019	247,963	247,624
4.125% senior notes, less unamortized discount of $2,692 and $0 as of December 31, 2012 and 2011, respectively	9/12/2012	9/12/2022	347,308	—
Aviva Investors North America:				
6.46% Series A senior notes	4/27/2009	4/27/2013	—	30,000
New York Life senior notes:				
5.87% Series A senior notes	10/26/2007	10/26/2013	—	17,500
5.87% Series A senior notes	10/26/2007	10/26/2015	17,500	17,500
6.35% Series B senior notes	4/29/2008	4/29/2015	50,000	50,000
Principal senior notes:				
6.16% Series B senior notes	8/8/2006	8/8/2013	—	25,000
Prudential senior notes:				
6.13% Series G senior notes	8/8/2006	8/8/2013	—	75,000
5.84% Series H senior notes	10/26/2007	10/26/2013	—	17,500
5.84% Series H senior notes	10/26/2007	10/26/2015	17,500	17,500
6.28% Series I senior notes	4/29/2008	4/29/2013	—	15,000
6.28% Series I senior notes	4/29/2008	4/29/2015	85,000	85,000
6.85% Series J senior notes	6/15/2009	6/15/2016	50,000	50,000
Capital lease obligations and other	Various	Various	1,753	3,675
Long-term debt			1,266,162	1,100,332
Total debt			$1,461,425	$1,105,886

Accrued interest associated with the Company's outstanding debt obligations was $17,811 and $8,617 as of December 31, 2012 and 2011, respectively, and included in "Accounts payable and accrued liabilities" within the accompanying consolidated balance sheets. Interest expense associated with the Company's outstanding debt obligations was $69,892, $51,915 and $33,045 for the years ended December 31, 2012, 2011 and 2010, respectively.

Senior Notes

On September 12, 2012, the Company completed an issuance of senior notes in the aggregate principal amount of $350,000. These senior notes are due on September 12, 2022 and accrue interest at a rate of 4.125% per annum. The Company received net proceeds of $344,950 after deducting original issue discount and underwriting discounts and commissions of $5,050. Interest is payable semi-annually on March 12 and September 12 of each year, beginning on March 12, 2013. Interest accrues from September 12, 2012.

On December 8, 2011, the Company completed an issuance of senior notes in the aggregate principal amount of $250,000. These senior notes are due on January 15, 2019 and accrue interest at a rate of 4.875% per annum. The Company received net proceeds of $246,040 after deducting original issue discount and underwriting discounts and commissions of $3,960. Interest is payable semi-annually on January 15th and July 15th of each year, beginning on July 15, 2012. Interest accrues from December 8, 2011.

On April 6, 2011, the Company completed an issuance of senior notes in the aggregate principal amount of $450,000. These senior notes are due on May 1, 2021 and accrue interest at a rate of 5.80% per annum. The Company received net proceeds of $446,031 after deducting original issue discount and underwriting discounts and commissions of $3,969. Interest is payable semi-annually on May 1st and November 1st of each year, beginning on November 1, 2011. Interest accrues from April 6, 2011.

These senior notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured and unsubordinated basis by ISO, our principal operating subsidiary, Verisk and certain subsidiaries that guarantee our syndicated revolving credit facility or any amendment, refinancing or replacement thereof (See Note 20. Condensed Consolidated Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries for further information). The debt issuance costs are amortized from the date of issuance to the maturity date. The senior notes rank equally with all of the Company's existing and future senior unsecured and unsubordinated indebtedness. However, the senior notes are subordinated to the indebtedness of any of the subsidiaries that do not guarantee the senior notes and are effectively subordinated to any future secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees of the senior notes rank equally and ratably in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the guarantors, and senior in right of payment to all future subordinated indebtedness of the guarantors. Because the guarantees of the senior notes are not secured, such guarantees are effectively subordinated to any existing and future secured indebtedness of the applicable guarantor to the extent of the value of the collateral securing that indebtedness. Upon a change of control event, the holders of the senior notes have the right to require the Company to repurchase all or any part of such holder's senior notes at a purchase price in cash equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest, if any, to the date of repurchase. The indenture governing the senior notes restricts the Company's ability and its subsidiaries' ability to, among other things, create certain liens, enter into sale/leaseback transactions and consolidate with, sell, lease, convey or otherwise transfer all or substantially all of our assets, or merge with or into, any other person or entity.

Prudential Master Shelf Agreement

The Company has a $450,000 uncommitted master shelf agreement with Prudential Capital Group that expires on August 30, 2013. Prudential Shelf Notes may be issued and sold until the earliest of (i) August 30, 2013; (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate on a quarterly basis. Fixed rate Prudential Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Prudential Shelf Notes, not to exceed five years. The net proceeds from Prudential Shelf Notes were utilized to repurchase Class B common stock, to repay certain maturing notes and revolver draw downs and to fund acquisitions.

As of December 31, 2012 and 2011, $260,000 was outstanding under this agreement. Prudential Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and interest coverage ratios. As of December 31, 2012, the Company had $190,000 of available borrowing capacity under this facility.

Principal Master Shelf Agreement

The Company had an uncommitted master shelf agreement with Principal Global Investors, LLC that expired on July 10, 2009. The Company did not extend this agreement. As of December 31, 2012 and 2011, $25,000 was outstanding under this agreement. Interest is payable on a quarterly basis. Principal Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and interest coverage ratios.

New York Life Master Shelf Agreement

The Company has a $115,000 uncommitted master shelf agreement with New York Life that expires on March 16, 2013. New York Life Shelf Notes may be issued and sold until the earliest of (i) March 16, 2013; (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate on a quarterly basis. Fixed rate New York Life Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate New York Life Shelf Notes, not to exceed five years. New York Life Shelf Notes are uncommitted with fees in the amount equal to 0.125% of the aggregate principal amount for subsequent issuances. The net proceeds from New York Life Shelf Notes issued were utilized to fund acquisitions.

As of December 31, 2012 and 2011, $85,000 was outstanding under this agreement. New York Life Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and interest coverage ratios. As of December 31, 2012, the Company had $30,000 of available borrowing capacity under this facility.

Aviva Master Shelf Agreement

The Company had an uncommitted master shelf agreement with Aviva Investors North America, Inc ("Aviva") that expired on December 10, 2011. The Company did not extend this agreement. As of December 31, 2012 and 2011, $30,000 was outstanding under this agreement. Interest is payable quarterly at a fixed rate of 6.46%. The net proceeds from Aviva Shelf Notes issued were utilized to fund acquisitions. Aviva Shelf Notes contains certain covenants that, among other things, require the Company to maintain certain leverage and interest coverage ratios.

Syndicated Revolving Credit Facility

The Company has a committed senior unsecured Syndicated Revolving Credit Facility (the "Credit Facility") with Bank of America N.A., JPMorgan Chase Bank N.A., Wells Fargo Bank N.A., SunTrust Bank, RBS Citizens N.A., Morgan Stanley Bank N.A., TD Bank N.A., Sovereign Bank N.A., and The Northern Trust Company. On September 28, 2012, the Company amended its Credit Facility to increase the borrowing capacity from $725,000 to $850,000, extend the maturity date from October 24, 2016 to October 24, 2017 and increase the maximum Consolidated Funded Debt Leverage Ratio from 3.25-to-1.0 to 3.50-to-1.0. The Company amortizes all one-time fees and third party costs associated with the execution and amendment of this Credit Facility though the maturity date. Interest is payable at maturity at a rate of LIBOR plus 1.250% to 1.875%, depending upon the result of certain ratios defined in the credit agreement. The Credit Facility contains certain customary financial and other covenants that, among other things, require the Company to maintain certain leverage and interest coverage ratios. Verisk and ISO are co-borrowers under the credit facility.

As of December 31, 2012, the Company has an available borrowing capacity of $840,000 under the Credit Facility. Borrowings may be used for general corporate purposes, including working capital and capital expenditures, acquisitions and share repurchase programs. As of December 31, 2012 and 2011, the Company had $10,000 and $0, respectively, outstanding under the Credit Facility. The interest on the outstanding borrowings as of December 31, 2012 is payable at a weighted average interest rate of 1.71%.

Debt Maturities

The following table reflects the Company's debt maturities:

Year	Amount
2013	$ 195,263
2014	$ 1,189
2015	$ 170,415
2016	$ 50,147
2017	$ 2
2018 and thereafter	$1,044,409
	$1,461,425

14. Stockholders' Equity (Deficit):

The Company authorized 1,200,000,000 shares of Verisk Class A common stock. The Verisk Class A common shares have rights to any dividend declared by the board of directors, subject to any preferential or other rights of any outstanding preferred stock, and voting rights to elect all eleven members of the board of directors. On November 18, 1996, the Company authorized 1,000,000,000 ISO Class B shares and issued 500,225,000 shares. On October 6, 2009, the Company completed a corporate reorganization whereby the ISO Class B common stock and treasury stock was converted to Verisk Class B common stock on a one-for-one-basis. All Verisk Class B shares sold into the IPO were converted to Verisk Class A common stock on a one-for-one basis. In addition, the Verisk Class B common stock authorized was reduced to 800,000,000 shares, sub-divided into 400,000,000 shares of Class B-1 and 400,000,000 of Class B-2. Each share of Class B-1 common stock converted automatically, without any action by the stockholder, into one share of Verisk Class A common stock on April 6, 2011. Each share of Class B-2 common stock converted automatically, without any action by the stockholder, into one share of Verisk Class A common stock on October 6, 2011. The Class B shares had the same rights as Verisk Class A shares with respect to dividends and economic ownership, but had voting rights to elect three of the eleven directors. The Company repurchased 7,583,532 and 374,718 Class B-1 and Class B-2 shares, respectively, at an average price of $26.3644 during the year ended December 31, 2010. These repurchases were separately authorized and did not affect the availability under the share repurchase program of the Company's common stock (the "Repurchase Program"). Upon the conversion of Verisk Class B common stock to Class A common stock, the Company's common stock consisted only of Class A common stock.

The Company authorized 80,000,000 shares of preferred stock, par value $0.001 per shares. The preferred shares have preferential rights over the Verisk Class A, Class B-1 and Class B-2 common shares with respect to dividends and net distribution upon liquidation. The Company did not issue any preferred shares from the reorganization date through December 31, 2012.

Share Repurchase Program

The Company has authorized repurchases of up to $900,000 of its common stock through the Repurchase Program and as of December 31, 2012, the Company had $144,192 available to repurchase shares. The Company has no obligation to repurchase stock under this program and intends to use this authorization as a means of offsetting dilution from the issuance of shares under the KSOP, the Verisk 2009 Equity Incentive Plan (the "Incentive Plan") and the ISO 1996 Incentive Plan (the "Option Plan"), while providing flexibility to repurchase additional shares if warranted. This authorization has no expiration date and may be increased, reduced, suspended, or terminated at any time. Repurchased shares will be recorded as treasury stock and will be available for future issuance as part of the Repurchase Program.

During the years ended December 31, 2012 and 2011, 3,491,591 and 11,326,624 shares of Verisk Class A common stock were repurchased by the Company as part of this program at a weighted average price of $46.57 and $33.61 per share, respectively. The Company utilized cash from operations and the proceeds from its senior notes to fund these repurchases. As treasury stock purchases are recorded based on trade date, the Company has included $1,511 and $1,200 in "Accounts payable and accrued liabilities" in the accompanying consolidated balance sheets for those purchases that have not settled as of December 31, 2012 and 2011, respectively.

Treasury Stock

As of December 31, 2012, the Company's treasury stock consisted of 376,275,965 shares of Verisk Class A common stock. During the year ended December 31, 2012 and 2011, the Company reissued 6,933,437 and 3,716,165 shares of Class A common stock, under the Incentive Plan and the Option Plan, from the treasury shares at a weighted average price of $4.07 and $4.30 per share, respectively.

Earnings Per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding, using the treasury stock method, if the dilutive potential common shares, including stock options and nonvested restricted stock, had been issued.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31:

	2012	2011	2010
	(In thousands, except for share and per share data)		
Numerator used in basic and diluted EPS:			
Net income	$ 329,142	$ 282,758	$ 242,552
Denominator:			
Weighted average number of common shares used in basic EPS	165,890,258	166,015,238	177,733,503
Effect of dilutive shares:			
Potential Class A redeemable common stock issuable from stock options and stock awards	5,819,260	7,309,872	8,661,459
Weighted average number of common shares and dilutive potential common shares used in diluted EPS	171,709,518	173,325,110	186,394,962
Basic net income per share	$ 1.98	$ 1.70	$ 1.36
Diluted net income per share	$ 1.92	$ 1.63	$ 1.30

The potential shares of common stock that were excluded from diluted EPS were 919,816, 1,506,440 and 2,095,140 at December 31, 2012, 2011 and 2010, respectively, because the effect of including those potential shares was anti-dilutive.

Accumulated Other Comprehensive Losses

The following is a summary of accumulated other comprehensive losses as of December 31:

	2012	2011
Unrealized gains on investments, net of tax	$ 72	$ 269
Unrealized foreign currency losses	(960)	(975)
Pension and postretirement unfunded liability adjustment, net of tax	(88,272)	(77,581)
Accumulated other comprehensive losses	$(89,160)	$(78,287)

15. Compensation Plans:

KSOP

The Company has established the KSOP for the benefit of eligible employees in the U.S. and Puerto Rico. The KSOP includes both an employee savings component and an employee stock ownership component. The purpose of the combined plan is to enable the Company's employees to participate in a tax-deferred savings arrangement under Internal Revenue Service Code Sections 401(a) and 401(k) (the "Code"), and to provide employee equity participation in the Company through the employee stock ownership plan ("ESOP") accounts.

Under the KSOP, eligible employees may make pre-tax and after-tax cash contributions as a percentage of their compensation, subject to certain limitations under the applicable provisions of the Code. The maximum pre-tax contribution that can be made to the 401(k) account as determined under the provisions of Code Section 401(g) is $17 for 2012, 2011 and 2010. Certain eligible participants (age 50 and older) may contribute an additional $6 on a pre-tax basis for 2012, 2011 and 2010. After-tax contributions are limited to 10% of a participant's compensation. The Company provides quarterly matching contributions in Verisk Class A common stock. The quarterly matching contributions are primarily equal to 75% of the first 6% of the participant's contribution.

The Company established the ESOP component as a funding vehicle for the KSOP. This leveraged ESOP acquired 57,190,000 shares of the Company's Class A common stock at a cost of approximately $33,170 ($0.58 per share) in January 1997. The ESOP borrowed $33,170 from an unrelated third party to finance the purchase of the KSOP shares. The common shares were pledged as collateral for its debt. The Company made annual cash contributions to the KSOP equal to the ESOP's debt service. As the debt was repaid, shares were released from collateral and allocated to active employees in proportion to their annual salaries in relation to total participant salaries. The Company accounts for its ESOP in accordance with ASC 718-40, *Employee Stock Ownership Plans* ("ASC 718-40") and ASC 480-10, *Distinguishing Liabilities from Equity* ("ASC 480-10"). As shares were committed to be released from collateral, the Company reported compensation expense at the then-current fair value of the shares, and the shares became outstanding for EPS computations.

In December 2004, the Company repaid the ESOP loan and issued a new loan agreement between the Company and the KSOP, thereby extending the allocation of the remaining unreleased shares as of July 1, 2004 through 2013. As a part of this new loan agreement, the Company is required to contribute $8,000 to the ESOP by 2016, earlier payment is at the Company's discretion. As the intercompany ESOP loan is repaid, a percentage of the ESOP loan collateral will be released and allocated to active participants in proportion to their annual salaries in relation to total participant salaries. As of December 31, 2012, the intercompany ESOP loan collateral consisted of 631,593 shares of Verisk Class A common stock valued at $50.97 per share. As of December 31, 2012, the Company had 16,075,177 allocated ESOP shares.

In 2005, the Company established the ISO Profit Sharing Plan (the "Profit Sharing Plan"), a defined contribution plan, to replace the qualified pension plan for all eligible employees hired on or after March 1, 2005. The Profit Sharing Plan is a component of the KSOP. Eligible employees participated in the Profit Sharing Plan if they completed 1,000 hours of service each plan year and were employed on December 31 of that year. The Company can make a discretionary contribution to the Profit Sharing Plan based on the annual performance of the Company. Participants vest once they have completed four years and 1,000 hours of service. For all periods presented, the profit sharing contribution was funded using Class A common stock.

At December 31, 2012, 2011 and 2010, the fair value of Verisk Class A common stock was $50.97, $40.13, and $34.08 per share, respectively. KSOP compensation expense for 2012, 2011 and 2010 was approximately $13,111, $12,615 and $11,573, respectively.

Equity Compensation Plans

All of the Company's outstanding stock options and restricted stock are covered under the Incentive Plan or the Option Plan. Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance awards, (vi) other share-based awards, and (vii) cash. Employees, directors and consultants are eligible for awards under the Incentive Plan. Cash received from stock option exercises for the years ended December 31, 2012, 2011 and 2010 was $68,388, $43,345 and $35,482, respectively.

In 2012, the Company granted 839,677 nonqualified stock options to key employees. The nonqualified stock options have an exercise price equal to the closing price of the Company's Class A common stock on the grant date, with a ten-year contractual term and a service vesting period of four years. In addition, the Company granted 244,397 shares of restricted stock to key employees. The restricted stock is valued at the closing price of the Company's Class A common stock on the date of grant and has a service vesting period of four years. The Company recognizes the expense of the restricted stock ratably over the periods in which the restrictions lapse. The restricted stock is not assignable or transferrable until it becomes vested. Also in 2012, the Company granted 36,697 nonqualified stock options that were immediately vested, 96,750 nonqualified stock options with a one-year service vesting period and 4,777 shares of Class A common stock, to the directors of the Company. The stock options have an exercise price equal to the closing price of the Company's Class A common stock on the grant date and a ten-year contractual term. As of December 31, 2012, there were 5,733,463 shares of Class A common stock reserved and available for future issuance.

The fair value of the stock options granted was estimated on the date of grant using a Black-Scholes option valuation model that uses the weighted-average assumptions noted in the following table during the years ended December 31:

	2012	2011	2010
Option pricing model	Black-Scholes	Black-Scholes	Black-Scholes
Expected volatility	32.22%	30.44%	31.08%
Risk-free interest rate	0.90%	2.21%	2.39%
Expected term in years	4.7	5.1	4.8
Dividend yield	0.00%	0.00%	0.00%
Weighted average grant date fair value per stock option	$ 13.59	$ 10.42	$ 8.73

The expected term for a majority of the awards granted was estimated based on studies of historical experience and projected exercise behavior. However, for certain awards granted, for which no historical exercise pattern exists, the expected term was estimated using the simplified method. The risk-free interest rate is based on the yield of U.S. Treasury zero coupon securities with a maturity equal to the expected term of the equity award. The volatility factor was based on the average volatility of the Company's peers, calculated using historical daily closing prices over the most recent period is commensurate with the expected term of the stock option awards. The expected dividend yield was based on the Company's expected annual dividend rate on the date of grant.

A summary of options outstanding under the Incentive Plan and the Option Plan and changes during the three years then ended is presented below:

	Number of Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding at January 1, 2010	26,761,221	$10.74	$522,914
Granted	2,186,416	$28.36	
Exercised	(5,579,135)	$ 6.36	$154,653
Cancelled or expired	(310,645)	$19.77	
Outstanding at December 31, 2010	23,057,857	$13.35	$478,014
Granted	1,574,705	$33.46	
Exercised	(5,543,866)	$ 7.82	$149,613
Cancelled or expired	(192,291)	$22.58	
Outstanding at December 31, 2011	18,896,405	$16.55	$445,510
Granted	973,124	$47.38	
Exercised	(6,880,678)	$ 9.09	$257,391
Cancelled or expired	(415,553)	$19.30	
Outstanding at December 31, 2012	12,573,298	$22.21	$361,653
Options exercisable at December 31, 2012	8,796,996	$18.37	$286,806
Options exercisable at December 31, 2011	12,153,311	$12.35	$337,647

A summary of the status of the Company's nonvested options and changes is presented below:

	Number of Options	Weighted Average Grant-Date Fair Value Per Share
Nonvested balance at January 1, 2010	9,870,996	$ 5.27
Granted	2,186,416	$ 8.73
Vested	(3,509,357)	$ 5.04
Cancelled or expired	(310,645)	$ 5.84
Nonvested balance at December 31, 2010	8,237,410	$ 6.27
Granted	1,574,705	$10.42
Vested	(2,876,730)	$ 5.56
Cancelled or expired	(192,291)	$ 6.82
Nonvested balance at December 31, 2011	6,743,094	$ 7.52
Granted	973,124	$13.59
Vested	(3,524,363)	$ 7.38
Cancelled or expired	(415,553)	$ 5.62
Nonvested balance at December 31, 2012	3,776,302	$ 9.43

Intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the quoted price of Verisk's common stock as of the reporting date. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2012 was $361,653 and $286,806, respectively. In accordance with ASC 718, excess tax benefit from exercised stock options is recorded as an increase to additional-paid-in capital and a corresponding reduction in taxes payable. This tax benefit is calculated as the excess of the intrinsic value of options exercised in excess of compensation recognized for financial reporting purposes. The amount of the tax benefit that has been realized, as a result of those excess tax benefits, is presented as a financing cash inflow within the accompanying consolidated statements of cash flows. For the years ended December 31, 2012, 2011 and 2010, the Company recorded excess tax benefit from exercised stock options of $88,387, $57,684 and $49,015, respectively. The Company realized $60,672, $53,195 and $49,015 of tax benefit within the Company's tax payments through December 31, 2012, 2011 and 2010, respectively.

For the year ended December 31, 2010, certain employees exercised stock options and covered the statutory minimum tax withholdings of $15,051 through a net settlement of 503,043 shares. The payment of taxes related to these exercises was recorded as a reduction to additional-paid-in capital. This transaction is reflected within "Net share settlement of taxes upon exercise of stock options" within cash flows from financing activities in the accompanying consolidated statements of cash flows.

The Company estimates expected forfeitures of equity awards at the date of grant and recognizes compensation expense only for those awards that the Company expects to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the requisite service period and may impact the timing of expense recognized over the requisite service period. Stock based compensation expense for 2012, 2011 and 2010 was $24,696, $22,656 and $21,298, respectively.

A summary of the status of the restricted stock awarded under the Incentive Plan and changes is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2010	—	$ —
Granted	150,187	$ 33.27
Vested	(1,523)	$ 33.30
Forfeited	(3,030)	$ 33.30
Outstanding at December 31, 2011	145,634	$ 33.32
Granted	244,397	$ 47.10
Vested	(41,120)	$ 34.51
Forfeited	(17,898)	$ 43.27
Outstanding at December 31, 2012	331,013	$ 42.78

As of December 31, 2012, there was $37,269 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Incentive Plan and the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.41 years. As of December 31, 2012, there were 3,776,302 and 331,013 nonvested stock options and restricted stock, respectively, of which 3,276,890 and 261,866 are expected to vest. The total grant date fair value of options vested during the years ended

December 31, 2012, 2011 and 2010 was $19,834, $20,554 and $17,677, respectively. The total grant date fair value of restricted stock vested during the year ended December 31, 2012 and 2011 was $3,206 and $908, respectively.

On May 16, 2012, the Company's stockholders approved the implementation of an employee stock purchase plan ("ESPP"). The ESPP commenced on October 1, 2012 and offers eligible employees the opportunity to authorize payroll deductions of up to 20.0% of their regular base salary and up to 50.0% of their short-term incentive compensation, both of which in total may not exceed $25 in any calendar year, to purchase shares of the Company's Class A common stock at a 5.0% discount of its fair market value at the time of purchase. In accordance with ASC 718, the ESPP is noncompensatory as the purchase discount is 5.0% or less from the fair market value, substantially all employees that meet limited employment qualifications may participate, and it incorporates no option features. During the year ended December 31, 2012, the Company issued 6,074 shares of Verisk Class A common stock at a discounted price of $48.42.

16. Pension and Postretirement Benefits:

The Company maintained a qualified defined benefit pension plan for a certain of its employees through membership in the Pension Plan for Insurance Organizations (the "Pension Plan"), a multiple-employer trust. The Company has applied a cash balance formula to determine future benefits. Under the cash balance formula, each participant has an account, which is credited annually based on salary rates determined by years of service, as well as the interest earned on the previous year-end cash balance. The Company also has a non-qualified supplemental cash balance plan ("SERP") for certain employees. The SERP is funded from the general assets of the Company. On January 12, 2012, the Company announced a hard freeze, which eliminated all future compensation and service credits, to be instituted on February 29, 2012 to all participants in the Pension Plan and SERP. The freeze in 2012 reduced the unfunded pension liability by approximately $10,200 and the Company realized a curtailment gain of $780 in "Cost of revenues" and "Selling, general and administrative" expenses in the accompanying consolidated statements of operations.

The Pension Plan's funding policy is to contribute annually at an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for federal income tax purposes. In April 2012, the Company completed a voluntary prefunding to the Pension Plan of $72,000, which resulted in a total contribution of $78,837 for the year, of which $28,206 was the minimum contribution requirement for 2012. The minimum required funding for the Pension Plan for the years ended December 31, 2011 and 2010 was $25,312 and $20,444, respectively. Due to the prefunding, the 2013 minimum contribution requirement is expected to be $0. The Company contributed $839, $1,400 and $313 to the SERP in 2012, 2011 and 2010, respectively, and expects to contribute $705 in 2013.

The Company also provides certain healthcare and life insurance benefits for both active and retired employees. The Postretirement Health and Life Insurance Plan (the "Postretirement Plan") is contributory, requiring participants to pay a stated percentage of the premium for coverage. As of October 1, 2001, the Postretirement Plan was amended to freeze benefits for current retirees and certain other employees at the January 1, 2002 level. Also, as of October 1, 2001, the Postretirement Plan had a curtailment, which eliminated retiree life insurance for all active employees and healthcare benefits for almost all future retirees, effective January 1, 2002. The Company expects to contribute $1,056 to the Postretirement Plan in 2013. In March 2012, the Company established a voluntary employees beneficiary association plan (the "VEBA Plan") under Section 501(c)(9) of the Internal Revenue Code to fund the Postretirement Plan. The Company contributed $20,000 to the VEBA Plan for the year ended December 31, 2012, and does not expect to make further contributions thereafter. The asset allocation for the VEBA Plan at December 31, 2012 and target allocation for 2013 are 100% in debt securities.

The following table sets forth the changes in the benefit obligations and the plan assets, the unfunded status of the Pension Plan, SERP and Postretirement Plan, and the amounts recognized in the Company's consolidated balance sheets at December 31:

	Pension Plan and SERP		Postretirement Plan	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at January 1	$434,689	$409,470	$21,935	$27,227
Service cost	282	6,361	—	—
Interest cost	19,888	21,707	779	878
Actuarial loss (gain)	39,466	22,268	2,328	(2,731)
Curtailments	(8,255)	—	—	—
Plan participants' contributions	—	—	2,505	2,380
Benefits paid	(25,588)	(25,117)	(5,411)	(6,457)
Federal subsidy on benefits paid	—	—	298	638
Benefit obligation at December 31	$460,482	$434,689	$22,434	$21,935
Accumulated benefit obligation at December 31	$460,482	$424,525		
Weighted-average assumptions as of December 31 used to determine benefit obligation:				
Discount rate	3.98%	4.98%	2.75%	3.50%
Rate of compensation increase	N/A	4.00%	N/A	N/A
Change in plan assets:				
Fair value of plan assets at January 1	$324,864	$313,423	$ —	$ —
Actual return on plan assets, net of expenses	42,182	9,846	206	—
Employer contributions	79,676	26,712	21,168	3,439
Plan participants' contributions	—	—	2,505	2,380
Benefits paid	(25,588)	(25,117)	(5,411)	(6,457)
Subsidies received	—	—	298	638
Fair value of plan assets at December 31	$421,134	$324,864	$18,766	$ —
Unfunded status at December 31	$ 39,348	$109,825	$ 3,668	$21,935

The pre-tax components affecting accumulated other comprehensive losses as of December 31 are summarized below:

	Pension Plan and SERP		Postretirement Plan	
	2012	2011	2012	2011
Prior service benefit	$ —	$ (913)	$(1,293)	$(1,439)
Actuarial losses	137,369	123,087	9,285	7,543
Accumulated other comprehensive losses, pretax	$137,369	$122,174	$ 7,992	$ 6,104

The components of net periodic benefit cost and the amounts recognized in other comprehensive loss are summarized below for the years ended December 31:

	Pension Plan and SERP			Postretirement Plan		
	2012	2011	2010	2012	2011	2010
Service cost	$ 282	$ 6,361	$ 6,412	$ —	$ —	$ —
Interest cost	19,888	21,707	21,364	779	878	1,211
Curtailment gain	(780)	—	—		—	—
Expected return on plan assets	(28,899)	(25,797)	(22,648)	(255)	—	—
Amortization of prior service benefit	(133)	(801)	(801)	(146)	(146)	(146)
Amortization of net actuarial loss	3,646	5,598	6,067	634	420	584
Net periodic benefit (credit) cost	(5,996)	7,068	10,394	1,012	1,152	1,649
Amortization of actuarial gain	(279)	(656)	(496)	—	—	—
Amortization of prior service benefit	133	801	801	146	146	146
Prior service benefit	(7,475)	—	—	—	—	—
Net gain recognized	(3,368)	(4,942)	(5,571)	—	—	—
Actuarial loss (gain)	26,184	38,220	9,151	1,742	(3,152)	104
Total recognized in other comprehensive loss	15,195	33,423	3,885	1,888	(3,006)	250
Total recognized in net periodic benefit (credit) cost and other comprehensive loss	$ 9,199	$ 40,491	$ 14,279	$2,900	$(1,854)	$1,899

The estimated amounts in accumulated other comprehensive losses that are expected to be recognized as components of net periodic benefit cost during 2013 are summarized below:

	Pension Plan And SERP	Postretirement Plan	Total
Amortization of prior service benefit	$ —	$(146)	$ (146)
Amortization of net actuarial loss	3,804	628	4,432
Total	$3,804	$ 482	$4,286

The weighted-average assumptions as of January 1 used to determine net periodic benefit (credit) cost and the amount recognized in the accompanying consolidated balance sheets are provided below:

	Pension Plan and SERP			Postretirement Plan		
	2012	2011	2010	2012	2011	2010
Weighted-average assumptions as of January 1, used to determine net benefit cost:						
Discount rate	4.98%	5.49%	5.74%	3.50%	4.00%	4.50%
Expected return on plan assets	7.50%	8.25%	8.25%	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	N/A	N/A	N/A
Amounts recognized in the consolidated balance sheets consist of:						
Pension, SERP and postretirement benefits, current	$ 693	$ 664	$ 519	$1,041	$ 3,348	$ 4,144
Pension, SERP and postretirement benefits, noncurrent	38,655	109,161	95,528	2,627	18,587	23,083
Total pension, SERP and postretirement benefits	$39,348	$109,825	$96,047	$3,668	$21,935	$27,227

The following table presents the estimated future benefit payments for the respective plans. The future benefit payments for the Postretirement Plan are net of the federal Medicare subsidy.

	Pension Plan and SERP	Postretirement Plan		
	Gross Benefit Amount	Gross Benefit Amount	Medicare Subsidy Payments	Net Benefit Amount
2013	$ 27,979	$3,647	$ (571)	$3,076
2014	$ 30,908	$3,379	$ (556)	$2,823
2015	$ 29,083	$3,075	$ (548)	$2,527
2016	$ 29,249	$2,797	$ (535)	$2,262
2017	$ 29,336	$2,522	$ (519)	$2,003
2018-2022	$146,083	$8,758	$(1,599)	$7,159

The healthcare cost trend rate for 2012 was 8.00% gradually decreasing to 5.00% in 2018. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A 1% change in assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect of total service and interest cost components of net periodic postretirement healthcare benefit cost	$ 19,013	$ (17,605)
Effect on the healthcare component of the accumulated postretirement benefit obligation	$603,722	$(557,729)

The expected subsidy from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced the Company's accumulated postretirement benefit obligation by approximately $4,089 and $7,900 as of December 31, 2012 and 2011, and the net periodic benefit cost by approximately $114, $499 and $474 in fiscal 2012, 2011 and 2010, respectively.

The expected return on the Pension Plan assets for 2012 and 2011 was 7.50% and 8.25%, respectively, which was determined by taking into consideration the Company's analysis of its actual historical investment returns to a broader long-term forecast adjusted based on the its target investment allocation, and the current economic environment. The Company's investment guidelines target investment allocation of 60% equity securities and 40% debt securities. The Pension Plan assets consist primarily of investments in various fixed income and equity funds. Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements and credit quality standards, where applicable. Investment managers are prohibited from entering into any speculative hedging transactions. The investment objective is to achieve a maximum total return with strong emphasis on preservation of capital in real terms. The domestic equity portion of the total portfolio should range between 40% and 60%. The international equity portion of the total portfolio should range between 10% and 20%. The fixed income portion of the total portfolio should range between 20% and 40%. The asset allocation at December 31, 2012 and 2011, and target allocation for 2013 by asset category are as follows:

Asset Category	Target Allocation	Percentage of Plan Assets 2012	2011
Equity securities	60.00%	57.90%	51.00%
Debt securities	40.00%	41.00%	47.00%
Other	0.00%	1.10%	2.00%
Total	100.00%	100.00%	100.00%

The Company has used the target investment allocation to derive the expected return as the Company believes this allocation will be retained on an ongoing basis that will commensurate with the projected cash flows of the plan. The expected return for each investment category within the target investment allocation is developed using average historical rates of return for each targeted investment category, considering the projected cash flow of the Pension Plan. The difference between this expected return and the actual return on plan assets is generally deferred and recognized over subsequent periods through future net periodic benefit costs. The Company believes that the use of the average historical rates of returns is consistent with the timing and amounts of expected contributions to the plans and benefit payments to plan participants. These considerations provide the basis for reasonable assumptions with respect to the expected long-term rate of return on plan assets.

The following table summarizes the fair value measurements by level of the Pension Plan and Postretirement Plan assets:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Equity				
Managed equity accounts(1)	$ 74,815	$74,815	$ —	$ —
Equity — pooled separate account(2)	168,232	—	168,232	—
Equity — partnerships(3)	1,022	—	—	1,022
Debt				
Fixed income manager — pooled separate account(2)	172,547	—	172,547	—
Fixed income manager — government securities(4)	18,766	18,766	—	—
Other				
Cash — pooled separate account(2)	4,518	—	4,518	—
Total	$439,900	$93,581	$345,297	$1,022
December 31, 2011				
Equity				
Managed equity accounts(1)	$ 59,269	$59,269	$ —	$ —
Equity — pooled separate account(2)	104,738	—	104,738	—
Equity — partnerships(3)	1,067	—	—	1,067
Debt				
Fixed income manager — pooled separate account(2)	151,735	—	151,735	—
Other				
Cash — pooled separate account(2)	8,055	—	8,055	—
Total	$324,864	$59,269	$264,528	$1,067

(1) Valued at the closing price of shares for domestic stocks within the managed equity accounts, and valued at the net asset value ("NAV") of shares for mutual funds at either the closing price reported in the active market or based on yields currently available on comparable securities of issuers with similar credit ratings for corporate bonds held by the Plan in these managed accounts.

(2) The pooled separate accounts invest in domestic and foreign stocks, bonds and mutual funds. The fair values of these stocks, bonds and mutual funds are publicly quoted and are used in determining the NAV of the pooled separate account, which is not publicly quoted.

(3) Investments for which readily determinable prices do not exist are valued by the General Partner using either the market or income approach. In establishing the estimated fair value of investments, including those without readily determinable values, the General Partner assumes a reasonable period of time for liquidation of the investment, and takes into consideration the financial condition and operating results of the underlying portfolio company, nature of investment, restrictions on marketability, holding period, market conditions, foreign currency exposures, and other factors the General Partner deems appropriate.

(4) The fund invested in the U.S. government, its agencies or instrumentalities or securities that are rated AAA by S&P, AAA by Fitch, or Aaa by Moody's, including but not limited to mortgage securities such as agency and non-agency collateralized mortgage obligations, and other obligations that are secured by mortgages or mortgage backed securities, and valued at the closing price reported in the active market.

The following table sets forth a summary of changes in fair value of the Pension Plan's Level 3 assets for the years ended December 31:

	Equity-partnerships	
	2012	2011
Balance at January 1	$1,067	$1,121
Realized and unrealized loss on plan assets, net	(45)	(54)
Balance at December 31	$1,022	$1,067

17. Segment Reporting

ASC 280-10, *Disclosures About Segments of an Enterprise and Related Information* ("ASC 280-10"), establishes standards for reporting information about operating segments. ASC 280-10 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's CEO and Chairman of the Board is identified as the CODM as defined by ASC 280-10. To align with the internal management of the Company's business operations based on service offerings, the Company is organized into the following two operating segments, which are also the Company's reportable segments:

Decision Analytics: The Company develops solutions that its customers use to analyze key processes in managing risk. The Company's combination of algorithms and analytic methods incorporates its proprietary data to generate solutions. In most cases, the Company's customers integrate the solutions into their models, formulas or underwriting criteria in order to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. The Company develops catastrophe and extreme event models and offers solutions covering natural and man-made risks, including acts of terrorism. The Company also develops solutions that allow customers to quantify costs after loss events occur. Fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud, and identification of suspicious claims in the insurance, mortgage and healthcare sectors. Effective December 31, 2011, the Company provided additional disclosure about its revenue within Decision Analytics segment based on the industry vertical groupings of insurance, financial services, healthcare and specialized markets. Previously, the Company disclosed revenue based on the classification of its solution as fraud identification and detection solutions, loss prediction solutions and loss quantification solutions. There have been no changes in reportable segments in accordance with ASC 280-10 for the years ended December 31, 2011 and 2010.

Risk Assessment: The Company is the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. The Company's databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. The Company uses this data to create policy language and proprietary risk classifications that are industry standards and to generate prospective loss cost estimates used to price insurance policies. Effective December 31, 2012, the Company combined the statistical agency and data services and actuarial services into industry-standard insurance programs within the Risk Assessment segment. There have been no changes in reportable segments in accordance with ASC 280-10 for the years ended December 31, 2012, 2011 and 2010.

The two aforementioned operating segments represent the segments for which separate discrete financial information is available and upon which operating results are regularly evaluated by the CODM in order to assess performance and allocate resources. The Company uses EBITDA as the profitability measure for making decisions regarding ongoing operations. EBITDA is net income before interest expense, provision for income taxes, depreciation and amortization of fixed and intangible assets. In the second quarter of 2012, the Company changed its definition of EBITDA such that it only reflects the definition noted and no longer excludes investment income and realized (loss) gain on securities, net, for all periods presented. EBITDA is the measure of operating results used to assess corporate performance and optimal utilization of debt and acquisitions. Operating expenses consist of direct and indirect costs principally related to personnel, facilities, software license fees, consulting, travel, and third-party information services. Indirect costs are generally allocated to the segments using fixed rates established by management based upon estimated expense contribution levels and other assumptions that management considers reasonable. The Company does not allocate interest expense and provision for income taxes, since these items are not considered in evaluating the segment's overall operating performance. The CODM does not evaluate the financial performance of each segment based on assets. On a geographic basis, no individual country outside of the U.S. accounted for 1.00% or more of the Company's consolidated revenue for the years ended December 31, 2012, 2011 or 2010. No individual country outside of the U.S. accounted for 1.00% or more of total consolidated long-term assets as of December 31, 2012 or 2011.

The following table provides the Company's revenue and operating income performance by reportable segment for the years ended December 31, as well as a reconciliation to income before income taxes for all periods presented in the accompanying consolidated statements of operations:

	2012			2011			2010		
	Decision Analytics	Risk Assessment	Total	Decision Analytics	Risk Assessment	Total	Decision Analytics	Risk Assessment	Total
Revenues	$954,814	$579,506	$1,534,320	$768,479	$563,361	$1,331,840	$596,205	$542,138	$1,138,343
Expenses:									
Cost of revenues (exclusive of items shown separately below)	424,746	182,428	607,174	340,068	193,667	533,735	268,742	194,731	463,473
Selling, general and administrative	150,413	80,946	231,359	125,938	83,531	209,469	87,384	78,990	166,374
Acquisition related liabilities adjustment	—	—	—	(3,364)	—	(3,364)	(544)	—	(544)
Investment income and realized (loss) gain on securities, net	—	(128)	(128)	—	(887)	(887)	—	(400)	(400)
EBITDA	379,655	316,260	695,915	305,837	287,050	592,887	240,623	268,817	509,440
Depreciation and amortization of fixed assets	37,093	13,531	50,624	29,608	14,219	43,827	23,956	16,772	40,728
Amortization of intangible assets	53,575	—	53,575	34,671	121	34,792	27,253	145	27,398
Investment income and realized (loss) gain on securities, net	—	128	128	—	887	887	—	400	400
Operating income	$288,987	$302,601	591,588	$241,558	$271,823	513,381	$189,414	$251,500	440,914
Investment income and realized (loss) gain on securities, net			128			887			400
Interest expense			(72,508)			(53,847)			(34,664)
Income before income taxes			$ 519,208			$ 460,421			$ 406,650
Capital expenditures, including non-cash purchases of fixed assets and capital lease obligations	$ 64,747	$ 15,004	$ 79,751	$ 56,486	$ 11,890	$ 68,376	$ 32,622	$ 8,323	$ 40,945

Operating segment revenue by type of service is provided below for the years ended December 31:

	2012	2011	2010
Decision Analytics			
Insurance	$ 493,456	$ 451,216	$ 372,843
Financial services	153,039	134,702	137,365
Healthcare	222,955	103,722	57,972
Specialized markets	85,364	78,839	28,025
Total Decision Analytics	954,814	768,479	596,205
Risk Assessment			
Industry-standard insurance programs	450,646	426,228	405,067
Property-specific rating and underwriting information	128,860	137,133	137,071
Total Risk Assessment	579,506	563,361	542,138
Total consolidated revenues	$1,534,320	$1,331,840	$1,138,343

18. Related Parties:

The Company considers its Class A stockholders that own more than 5% of the outstanding stock within the respective class to be related parties as defined within ASC 850, *Related Party Disclosures*. The Company had no related parties owning more than 5% of the entire class of stock as of December 31, 2012 and 2011.

In addition, the Company had revenues from related parties for the years ended December 31, 2012, 2011 and 2010 of $0, $13,882 and $49,788, respectively. The Company incurred expenses associated with the payment of insurance coverage premiums to certain of the related parties aggregating $0, $0 and $41 for the years ended December 31, 2012, 2011 and 2010, respectively. These costs are included in "Cost of revenues" and "Selling, general and administrative" expenses in the accompanying consolidated statements of operations.

19. Commitments and Contingencies:

The Company's operations are conducted on leased premises. Approximate minimum rentals under long-term noncancelable leases for all leased premises, computer equipment and automobiles are as follows:

Years Ending	Operating Leases	Capital Leases
2013	$ 32,240	$5,377
2014	30,588	1,209
2015	31,712	422
2016	30,932	149
2017	29,139	2
2018-2024	93,387	—
Net minimum lease payments	$247,998	7,159
Less amount representing interest		143
Present value of net minimum lease capital payments		$7,016

Most of the leases require payment of property taxes and utilities and, in certain cases, contain renewal options. Operating leases consist of office space. Capital leases consist of computer equipment, office equipment, and leased automobiles. Rent expense on operating leases approximated $29,618, $27,902 and $23,898 in 2012, 2011 and 2010, respectively.

In addition, the Company is a party to legal proceedings with respect to a variety of matters in the ordinary course of business, including the matters described below. With respect to ongoing matters, the Company is unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company's results of operations, financial position or cash flows. This is primarily because the matters are in early stages and discovery has either not commenced or been completed. Although the Company believes it has strong defenses and intends to vigorously defend these matters, the Company could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

Citizens Insurance Litigation

On February 28, 2012, the Company was served with a complaint filed in the Florida State Circuit Court for Pasco County naming Citizens Property Insurance Corporation ("Citizens") and the Company's Xactware subsidiary. The complaint alleged a class action seeking declaratory and injunctive relief against defendants and was brought on behalf of "all individuals who have purchased a new or renewed a property casualty insurance policy from Citizens" where Citizens used Xactware's 360Value product to determine replacement value of the property. On March 12, 2012, plaintiffs served their First Amended Complaint additionally alleging : (1) that Citizens and Xactware knowingly made false statements to the plaintiff class concerning their properties' replacement cost values; (2) fraud against Xactware based on its alleged misrepresentation of the replacement value of plaintiffs' properties; (3) conspiracy against Citizens and Xactware based on their alleged artificial inflation of the value of plaintiffs' properties; and (4) products liability against Xactware, claiming Xactware defectively designed 360Value as used in the Florida insurance market. The First Amended Complaint sought declaratory and injunctive relief, as well as unspecified monetary damages alleged to be in excess of $1,000 for the class. On May 31, 2012 plaintiff served his Second Amended Complaint which no longer alleged a class action, but continued to allege: (1) that Citizens and Xactware artificially inflated the replacement cost value of plaintiff's property using 360Value; (2) fraud by Xactware; (3) a conspiracy between Citizens and Xactware; and (4) products liability against Xactware. The Second Amended Complaint similarly sought declaratory and injunctive relief as well as damages representing the difference between the premium plaintiff paid to Citizens using 360Value and what the premium should have been if Citizens used an accurate replacement cost value for plaintiff's property. Defendants' motion to transfer was granted and the case was transferred to the Leon County Circuit Court on September 17, 2012. Plaintiff dismissed all claims against Xactware on November 26, 2012.

Intellicorp Records, Inc. Litigation

On April 20, 2012, the Company was served with a class action complaint filed in Alameda County Superior Court in California naming the Company's subsidiary Intellicorp Records, Inc. ("Intellicorp") titled Jane Roe v. Intellicorp Records, Inc. The complaint alleged violations of the Fair Credit Reporting Act ("FCRA") and claimed that Intellicorp failed to implement reasonable procedures to assure maximum possible accuracy of the adverse information contained in the background reports, failed to maintain strict procedures to ensure that criminal record information provided to employers is complete and up to date, and failed to notify class members contemporaneously of the fact that criminal record information was being provided to their employers and prospective employers. Intellicorp removed the case to the United States District Court of the Northern District of California. The District Court later granted Intellicorp's motion to transfer the case, which is now pending in the United States District Court for the Northern District of Ohio. On October 24, 2012 plaintiffs served their First Amended Complaint (the "Roe Complaint") alleging a nationwide putative class action on behalf of all persons who were the subject of a Criminal SuperSearch or other "instant" consumer background report furnished to a third party by Intellicorp for employment purposes, and whose report contained any negative public record of criminal arrest, charge, or conviction without also disclosing the final disposition of the charges during the 5 years preceding the filing of this action through the date class certification is granted. The Roe Complaint seeks statutory damages for the class in an amount not less than one hundred dollars and not more than one thousand dollars per violation, punitive damages, costs and attorneys' fees. On February 4, 2013, the District Court granted plaintiffs' motion to amend the Roe Complaint to eliminate the named plaintiff's individual claim for compensatory damages. This amendment did not change the breadth or scope of the request for relief sought on behalf of the proposed class.

On November 1, 2012, the Company was served with a complaint filed in the United States District Court for the Northern District of Ohio naming the Company's subsidiary Intellicorp Records, Inc. titled Michael R. Thomas v. Intellicorp Records, Inc. On January 7, 2013 plaintiff served its First Amended Complaint (the "Thomas Complaint") to add Mark A. Johnson (the plaintiff in the Johnson v. iiX matter described below) as a named plaintiff. The Thomas Complaint alleges a nationwide putative class action for violations of FCRA on behalf of "[a]ll natural persons residing in the United States (a) who were the subject of a report sold by Intellicorp to a third party, (b) that was furnished for an employment purpose, (c) that contained at least one public record of a criminal conviction or arrest, civil lien, bankruptcy or civil judgment, (d) within five years next preceding the filing of this action and during its pendency, and (e) to whom Intellicorp did not place in the United States mail postage-prepaid, on the day it furnished any part of the report, a written notice that it was furnishing the subject report and containing the name of the person that was to receive the report." The Thomas Complaint proposes an alternative subclass as follows: "[a]ll natural persons residing in Ohio or Tennessee (a) who were the subject of a report sold by Intellicorp to a third party, (b) that was furnished for an employment purpose, (c) that contained at least one public record of a criminal conviction or arrest, civil lien, bankruptcy or civil judgment, (d) within five years next preceding the filing of this action and during its pendency, (e) when a mutual review of the record would reveal that the identity associated with the public record does not match the identity of the class member about whom the report was furnished, and (f) to whom Intellicorp did not place in the United States mail postage pre-paid, on the day it furnished any part of the report, a written notice that it was furnishing the subject report and containing the name of the person that was to receive the report." Similar to the Roe action, the Thomas Complaint alleges that Intellicorp violated the FCRA, asserting that Intellicorp violated section 1681k(a)(1) of the FCRA because it failed to provide notice to the plaintiffs "at the time" the adverse public record information was reported. The named plaintiffs also allege individual claims under section 1681e(b) claiming that Intellicorp failed to follow reasonable procedures to assure maximum possible accuracy in the preparation of the consumer report it furnished pertaining to plaintiffs. The Thomas Complaint seeks statutory damages for the class in an amount not less than one hundred dollars and not more than one thousand dollars per violation, punitive damages, costs and attorneys' fees, as well as compensatory and punitive damages on behalf of the named plaintiffs.

iiX Litigation

On January 3, 2013 the Company received service of a complaint filed in the United States District Court for the Southern District of Ohio naming the Company's subsidiary Insurance Information Exchange ("iiX") titled Mark A. Johnson v. Insurance Information Exchange, LLC (the "Johnson Complaint") . The Johnson Complaint alleges a nationwide putative class action on behalf of "all natural persons residing in the United States who were the subject of a consumer report prepared by iiX for employment purposes within five (5) years prior to the filing of this Complaint and to whom iiX did not provide notice of the fact that public record information which is likely to have an adverse effect upon the consumer's ability to obtain employment, is being reported by iiX, together with the name and address of the person to whom such information is being reported at the time such public record information is reported to the user of such consumer report." Similar to the Thomas matter, the Johnson Complaint alleges violations of section 1681k(a) of the FCRA claiming that iiX failed to notify customers contemporaneously that criminal record information was provided to a prospective employer and failed to maintain strict procedures to ensure that the information reported is complete and up to date. The Johnson Complaint seeks statutory damages for the class in an amount not less than one hundred dollars and not more than one thousand dollars per violation, punitive damages, costs and attorneys' fees.

At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to these matters.

20. Condensed Consolidated Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries

In 2012 and 2011, Verisk Analytics, Inc. (the "Parent Company") registered senior notes with full and unconditional and joint and several guarantees by certain of its 100 percent wholly-owned subsidiaries and issued certain other debt securities with full and unconditional and joint and several guarantees by certain of its subsidiaries. Accordingly, presented below is condensed consolidating financial information for (i) the Parent Company, (ii) the guarantor subsidiaries of the Parent Company on a combined basis, and (iii) all other non-guarantor subsidiaries of the Parent Company on a combined basis, as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. The condensed consolidating financial information has been presented using the equity method of accounting, to show the nature of assets held, results of operations and cash flows of the Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries assuming all guarantor subsidiaries provide both full and unconditional, and joint and several guarantees to the Parent Company at the beginning of the periods presented. Effective as of December 31, 2011, ISO Staff Services, Inc. ("ISOSS"), a guarantor of the senior notes, merged with and into ISO, also a guarantor of the senior notes, pursuant to which ISO was the surviving corporation. By virtue of the merger, ISO expressly assumed all of the obligations of ISOSS, including the guarantee by ISOSS of the senior notes.

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2012

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 128	$ 35,571	$ 54,120	$ —	$ 89,819
Available-for-sale securities	—	4,883	—	—	4,883
Accounts receivable, net	—	124,212	54,218	—	178,430
Prepaid expenses	—	19,340	2,606	—	21,946
Deferred income taxes, net	—	375	10,022	—	10,397
Income taxes receivable	15,834	37,180	—	(7,039)	45,975
Intercompany receivables	424,927	206,165	211,792	(842,884)	—
Other current assets	12,008	19,124	7,977	—	39,109
Total current assets	452,897	446,850	340,735	(849,923)	390,559
Noncurrent assets:					
Fixed assets, net	—	126,481	27,603	—	154,084
Intangible assets, net	—	66,045	454,890	—	520,935
Goodwill	—	515,705	731,754	—	1,247,459
Deferred income taxes, net	—	2,584	—	(2,584)	—
Investment in subsidiaries	946,612	904,198	—	(1,850,810)	—
Other assets	13,896	31,801	1,602	—	47,299
Total assets	$1,413,405	$2,093,664	$1,556,584	$(2,703,317)	$2,360,336
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ 14,638	$ 113,512	$ 59,498	$ —	$ 187,648
Short-term debt and current portion of long-term debt	—	194,980	283	—	195,263
Pension and postretirement benefits, current	—	1,734	—	—	1,734
Fees received in advance	—	167,962	32,743	—	200,705
Intercompany payables	98,768	575,907	168,209	(842,884)	—
Income taxes payable	—	—	7,039	(7,039)	—
Total current liabilities	113,406	1,054,095	267,772	(849,923)	585,350
Noncurrent liabilities:					
Long-term debt	1,044,408	221,706	48	—	1,266,162
Pension and postretirement benefits	—	41,282	—	—	41,282
Deferred income taxes, net	—	—	136,345	(2,584)	133,761
Other liabilities	—	46,892	31,298	—	78,190
Total liabilities	1,157,814	1,363,975	435,463	(852,507)	2,104,745
Total stockholders' equity	255,591	729,689	1,121,121	(1,850,810)	255,591
Total liabilities and stockholders' equity	$1,413,405	$2,093,664	$1,556,584	$(2,703,317)	$2,360,336

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2011

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 76,238	$ 76,813	$ 38,552	$ —	$ 191,603
Available-for-sale securities	—	5,066	—	—	5,066
Accounts receivable, net	—	128,214	25,125	—	153,339
Prepaid expenses	—	20,090	1,815	—	21,905
Deferred income taxes, net	—	2,557	1,261	—	3,818
Income taxes receivable	8,523	33,416	—	(5,264)	36,675
Intercompany receivables	250,177	482,172	147,996	(880,345)	—
Other current assets	—	26,094	15,154	—	41,248
Total current assets	334,938	774,422	229,903	(885,609)	453,654
Noncurrent assets:					
Fixed assets, net	—	102,202	17,209	—	119,411
Intangible assets, net	—	81,828	144,596	—	226,424
Goodwill	—	481,736	228,208	—	709,944
Deferred income taxes, net	—	50,267	—	(39,787)	10,480
Investment in subsidiaries	601,380	104,430	—	(705,810)	—
Other assets	6,218	13,059	1,916	—	21,193
Total assets	$ 942,536	$1,607,944	$621,832	$(1,631,206)	$1,541,106
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ 6,328	$ 117,759	$ 38,905	$ —	$ 162,992
Acquisition related liabilities	—	—	250	—	250
Short-term debt and current portion of long-term debt	—	5,161	393	—	5,554
Pension and postretirement benefits, current	—	4,012	—	—	4,012
Fees received in advance	—	152,948	23,894	—	176,842
Intercompany payables	338,041	354,362	187,942	(880,345)	—
Income taxes payable	—	—	5,264	(5,264)	—
Total current liabilities	344,369	634,242	256,648	(885,609)	349,650
Noncurrent liabilities:					
Long-term debt	696,657	403,586	89	—	1,100,332
Pension and postretirement benefits	—	127,748	—	—	127,748
Deferred income taxes, net	—	—	39,787	(39,787)	—
Other liabilities	—	58,158	3,708	—	61,866
Total liabilities	1,041,026	1,223,734	300,232	(925,396)	1,639,596
Total stockholders' (deficit) equity	(98,490)	384,210	321,600	(705,810)	(98,490)
Total liabilities and stockholders' (deficit) equity	$ 942,536	$1,607,944	$621,832	$(1,631,206)	$1,541,106

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For The Year Ended December 31, 2012

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
Revenues	$ —	$1,288,606	$266,427	$ (20,713)	$1,534,320
Expenses:					
Cost of revenues (exclusive of items shown separately below)	—	492,190	125,111	(10,127)	607,174
Selling, general and administrative	—	185,615	56,330	(10,586)	231,359
Depreciation and amortization of fixed assets	—	40,885	9,739	—	50,624
Amortization of intangible assets	—	19,311	34,264	—	53,575
Total expenses	—	738,001	225,444	(20,713)	942,732
Operating income	—	550,605	40,983	—	591,588
Other income (expense):					
Investment income	44	224	192	—	460
Realized loss on securities, net	—	(332)	—	—	(332)
Interest expense	(42,848)	(29,619)	(41)	—	(72,508)
Total other (expense) income, net	(42,804)	(29,727)	151	—	(72,380)
(Loss) income before equity in net income of subsidiary and income taxes	(42,804)	520,878	41,134	—	519,208
Equity in net income of subsidiary	356,113	19,159	—	(375,272)	—
Provision for income taxes	15,833	(190,728)	(15,171)	—	(190,066)
Net income	$329,142	$ 349,309	$ 25,963	$(375,272)	$ 329,142

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For The Year Ended December 31, 2011

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
Revenues	$ —	$1,181,396	$167,044	$ (16,600)	$1,331,840
Expenses:					
Cost of revenues (exclusive of items shown separately below)	—	466,445	75,603	(8,313)	533,735
Selling, general and administrative	—	165,091	52,665	(8,287)	209,469
Depreciation and amortization of fixed assets	—	36,007	7,820	—	43,827
Amortization of intangible assets	—	20,351	14,441	—	34,792
Acquisition related liabilities adjustment	—	(2,800)	(564)	—	(3,364)
Total expenses	—	685,094	149,965	(16,600)	818,459
Operating income	—	496,302	17,079	—	513,381
Other income (expense):					
Investment income	36	3,025	22	(2,882)	201
Realized gain on securities, net	—	686	—	—	686
Interest expense	(23,239)	(33,319)	(171)	2,882	(53,847)
Total other expense, net	(23,203)	(29,608)	(149)	—	(52,960)
(Loss) income before equity in net income of subsidiary and income taxes	(23,203)	466,694	16,930	—	460,421
Equity in net income of subsidiary	297,439	6,891	—	(304,330)	—
Provision for income taxes	8,522	(180,578)	(5,607)	—	(177,663)
Net income	$282,758	$ 293,007	$ 11,323	$(304,330)	$ 282,758

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For The Year Ended December 31, 2010

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
Revenues	$ —	$1,086,211	$68,731	$ (16,599)	$1,138,343
Expenses:					
Cost of revenues (exclusive of items shown separately below)	—	434,247	40,764	(11,538)	463,473
Selling, general and administrative	—	146,005	24,841	(4,472)	166,374
Depreciation and amortization of fixed assets	—	35,974	5,260	(506)	40,728
Amortization of intangible assets	—	24,205	3,193	—	27,398
Acquisition related liabilities adjustment	—	(544)	—	—	(544)
Total expenses	—	639,887	74,058	(16,516)	697,429
Operating income (loss)	—	446,324	(5,327)	(83)	440,914
Other income (expense):					
Investment income	—	223	82	—	305
Realized gain on securities, net	—	95	—	—	95
Interest expense	—	(34,605)	(142)	83	(34,664)
Total other expense, net	—	(34,287)	(60)	83	(34,264)
Income (loss) before equity in net income of subsidiary and income taxes	—	412,037	(5,387)	—	406,650
Equity in net income (loss) of subsidiary	242,552	(2,550)	—	(240,002)	—
Provision for income taxes	—	(166,340)	2,242	—	(164,098)
Net income (loss)	$242,552	$ 243,147	$ (3,145)	$(240,002)	$ 242,552

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For The Year Ended December 31, 2012

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Net income	$329,142	$349,309	$25,963	$(375,272)	$329,142
Other comprehensive income (loss), net of tax:					
Unrealized holding loss on investments	(197)	(197)	—	197	(197)
Unrealized foreign currency gain on investments	15	172	46	(218)	15
Pension and postretirement unfunded liability adjustment	(10,691)	(10,691)	—	10,691	(10,691)
Total other comprehensive (loss) income	(10,873)	(10,716)	46	10,670	(10,873)
Comprehensive income	$318,269	$338,593	$26,009	$(364,602)	$318,269

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For The Year Ended December 31, 2011

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Net income	$282,758	$293,007	$11,323	$(304,330)	$282,758
Other comprehensive income (loss), net of tax:					
Unrealized holding loss on investments	(456)	(456)	—	456	(456)
Unrealized foreign currency (loss) gain	(183)	55	(231)	176	(183)
Pension and postretirement unfunded liability adjustment	(21,845)	(21,845)	—	21,845	(21,845)
Total other comprehensive loss	(22,484)	(22,246)	(231)	22,477	(22,484)
Comprehensive income	$260,274	$270,761	$11,092	$(281,853)	$260,274

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For The Year Ended December 31, 2010

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Net income (loss)	$242,552	$243,147	$(3,145)	$(240,002)	$242,552
Other comprehensive income (loss), net of tax:					
Unrealized holding gain on investments	199	199	—	(199)	199
Unrealized foreign currency loss	(109)	(109)	(248)	357	(109)
Pension and postretirement unfunded liability adjustment	(2,265)	(2,265)	—	2,265	(2,265)
Total other comprehensive loss	(2,175)	(2,175)	(248)	2,423	(2,175)
Comprehensive income (loss)	$240,377	$240,972	$(3,393)	$(237,579)	$240,377

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2012

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
Net cash (used in) provided by operating activities	$ (20,115)	$ 329,845	$ 158,499	$ —	$ 468,229
Cash flows from investing activities:					
Acquisitions, net of cash acquired of $36,113	—	(762,596)	(6,917)	—	(769,513)
Purchase of non-controlling equity investments in non-public companies	(250)	(2,000)	—	—	(2,250)
Earnout payments	—	—	(250)	—	(250)
Escrow funding associated with acquisitions	—	(38,000)	(800)	—	(38,800)
Proceeds from release of acquisition related escrows	—	1,455	—	—	1,455
Repayments received from other subsidiaries	19,400	592,356	—	(611,756)	—
Advances provided to other subsidiaries	—	(52,000)	—	52,000	—
Purchases of fixed assets	—	(60,525)	(13,848)	—	(74,373)
Purchases of available-for-sale securities	—	(1,784)	—	—	(1,784)
Proceeds from sales and maturities of available-for-sale securities	—	1,932	—	—	1,932
Net cash provided by (used in) investing activities	19,150	(321,162)	(21,815)	(559,756)	(883,583)
Cash flows from financing activities:					
Proceeds from issuance of long-term debt, net of original issue discount	347,224	—	—	—	347,224
Repayment of short-term debt refinanced on a long-term basis	—	(347,224)	—	—	(347,224)
Proceeds of short-term debt, net	—	357,224	—	—	357,224
Payment of debt issuance cost	(2,557)	(1,348)	—	—	(3,905)
Repurchase of Class A common stock	—	(162,275)	—	—	(162,275)
Repayments of advances to other subsidiaries	(419,812)	(19,400)	(172,544)	611,756	—
Advances received from other subsidiaries	—	—	52,000	(52,000)	—
Excess tax benefits from exercised stock options	—	60,672	—	—	60,672
Proceeds from stock options exercised	—	68,388	—	—	68,388
Other financing activities, net	—	(5,931)	(618)	—	(6,549)
Net cash (used in) provided by financing activities	(75,145)	(49,894)	(121,162)	559,756	313,555
Effect of exchange rate changes	—	(31)	46	—	15
(Decrease) increase in cash and cash equivalents	(76,110)	(41,242)	15,568	—	(101,784)
Cash and cash equivalents, beginning of period	76,238	76,813	38,552	—	191,603
Cash and cash equivalents, end of period	$ 128	$ 35,571	$ 54,120	$ —	$ 89,819
Supplemental disclosures:					
Increase in intercompany balances from the purchase of MediConnect and Argus by ISO	$ 17,000	$ 790,174	$ 773,174	$ —	$ —
Increase in intercompany balances from the purchase of treasury stock by Verisk funded directly by ISO	$ 162,275	$ 162,275	$ —	$ —	$ —
Increase in intercompany balances from proceeds received by ISO related to issuance of Verisk common stock from options exercised	$ 68,388	$ 68,388	$ —	$ —	$ —

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2011

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
Net cash (used in) provided by operating activities	$ (14,821)	$ 346,820	$ 43,722	$ —	$ 375,721
Cash flows from investing activities:					
Acquisitions, net of cash acquired of $590	—	(121,721)	—	—	(121,721)
Earnout payments	—	—	(3,500)	—	(3,500)
Escrow funding associated with acquisitions	—	(19,560)	—	—	(19,560)
Repayments received from other subsidiaries	—	9,714	—	(9,714)	—
Advances provided to other subsidiaries	(10,052)	(54,701)	(81,824)	146,577	—
Proceeds from repayment of intercompany note receivable	—	617,796	—	(617,796)	—
Purchases of fixed assets	—	(50,813)	(9,016)	—	(59,829)
Purchases of available-for-sale securities	—	(1,549)	—	—	(1,549)
Proceeds from sales and maturities of available-for-sale securities	—	1,730	—	—	1,730
Other investing activities, net	—	300	—	—	300
Net cash (used in) provided by investing activities	(10,052)	381,196	(94,340)	(480,933)	(204,129)
Cash flows from financing activities:					
Proceeds from issuance of long-term debt, net of original issue discount	696,559	—	—	—	696,559
Repayment of current portion of long-term debt	—	(125,000)	—	—	(125,000)
Repayment of short-term debt refinanced on a long-term basis	—	(440,000)	—	—	(440,000)
Proceeds from issuance of short-term debt with original maturities greater than three months	—	120,000	—	—	120,000
Proceeds of short-term debt, net	—	10,000	—	—	10,000
Payment of debt issuance cost	(4,487)	(3,348)	—	—	(7,835)
Repurchase of Class A common stock	—	(381,776)	—	—	(381,776)
Repayments of advances provided to other subsidiaries	(7,204)	(2,510)	—	9,714	—
Repayment of intercompany note payable	(617,796)	—	—	617,796	—
Advances received from other subsidiaries	34,038	46,013	66,526	(146,577)	—
Excess tax benefits from exercised stock options	—	53,195	—	—	53,195
Proceeds from stock options exercised	—	43,345	—	—	43,345
Other financing activities, net	—	(2,746)	(522)	—	(3,268)
Net cash provided by (used in) financing activities	101,110	(682,827)	66,004	480,933	(34,780)
Effect of exchange rate changes	—	48	(231)	—	(183)
Increase in cash and cash equivalents	76,237	45,237	15,155	—	136,629
Cash and cash equivalents, beginning of period	1	31,576	23,397	—	54,974
Cash and cash equivalents, end of period	$ 76,238	$ 76,813	$ 38,552	$ —	$ 191,603
Supplemental disclosures:					
Increase in intercompany balances from the purchase of treasury stock by Verisk funded directly by ISO	$ 381,776	$ 381,776	$ —	$ —	$ —
Increase in intercompany balances from proceeds received by ISO related to issuance of Verisk common stock from options exercised	$ 43,345	$ 43,345	$ —	$ —	$ —
Issuance of intercompany note payable (receivable) from amounts previously recorded as intercompany payables (receivables)	$ 615,000	$(615,000)	$ —	$ —	$ —

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2010

	Verisk Analytics, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ —	$ 336,661	$ (629)	$ —	$ 336,032
Cash flows from investing activities:					
Acquisitions, net of cash acquired of $10,524	—	(189,578)	—	—	(189,578)
Escrow funding associated with acquisitions	—	(15,980)	—	—	(15,980)
Proceeds from release of acquisition related escrows	—	283	—	—	283
Advances provided to other subsidiaries	—	(50,978)	(4,506)	55,484	—
Purchases of fixed assets	—	(32,680)	(5,961)	—	(38,641)
Purchases of available-for-sale securities	—	(516)	—	—	(516)
Proceeds from sales and maturities of available-for-sale securities	—	743	—	—	743
Net cash used in investing activities	—	(288,706)	(10,467)	55,484	(243,689)
Cash flows from financing activities:					
Proceeds from issuance of short-term debt with maturities of three months or greater	—	215,000	—	—	215,000
Proceeds from issuance of short-term debt, net	—	35,000	—	—	35,000
Payment of debt issuance cost	—	(1,781)	—	—	(1,781)
Repurchase of Class A common stock	—	(210,246)	—	—	(210,246)
Repurchase of Class B-1 common stock	—	(199,936)	—	—	(199,936)
Repurchase of Class B-2 common stock	—	(9,879)	—	—	(9,879)
Net share settlement of taxes upon exercise of stock options	—	(15,051)	—	—	(15,051)
Advances received from other subsidiaries	—	41,223	14,261	(55,484)	—
Excess tax benefits from exercised stock options	—	49,015	—	—	49,015
Proceeds from stock options exercised	—	35,482	—	—	35,482
Other financing activities, net	—	(6,350)	(41)	—	(6,391)
Net cash (used in) provided by financing activities	—	(67,523)	14,220	(55,484)	(108,787)
Effect of exchange rate changes	—	139	(248)	—	(109)
(Decrease) increase in cash and cash equivalents	—	(19,429)	2,876	—	(16,553)
Cash and cash equivalents, beginning of period	1	51,005	20,521	—	71,527
Cash and cash equivalents, end of period	$ 1	$ 31,576	$ 23,397	$ —	$ 54,974
Supplemental disclosures:					
Changes in intercompany balances due to acquisitions funded directly by ISO	$ 197,670	$ 197,670	$ —	$ —	$ —
Increase in investment in subsidiaries due to assets transferred to non-guarantors in exchange for common stock	$ 197,670	$ —	$ 197,670	$ —	$ —
Non-cash capital contribution	$ —	$ 26,555	$ 26,555	$ —	$ —
Increase in intercompany balances from the purchase of treasury stock by Verisk funded directly by ISO	$ 435,112	$ 435,112	$ —	$ —	$ —
Increase in intercompany balances from proceeds received by ISO related to issuance of Verisk common stock from options exercised	$ 35,482	$ 35,482	$ —	$ —	$ —

****

Schedule II

Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

Description	Balance at Beginning of Year	Charged to Costs and Expenses(1)	Deductions— Write-offs(2)	Balance at End of Year
Year ended December 31, 2012:				
Allowance for doubtful accounts	$4,158	$1,065	$ (470)	$4,753
Valuation allowance for income taxes	$1,615	$ 73	$(1,093)	$ 595
Year ended December 31, 2011:				
Allowance for doubtful accounts	$4,028	$1,278	$(1,148)	$4,158
Valuation allowance for income taxes	$1,485	$ 130	$ —	$1,615
Year ended December 31, 2010:				
Allowance for doubtful accounts	$3,844	$ 648	$ (464)	$4,028
Valuation allowance for income taxes	$2,110	$ 352	$ (977)	$1,485

(1) Primarily additional reserves for bad debts.

(2) Primarily accounts receivable balances written off, net of recoveries, and the expiration of loss carryforwards.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2013.

VERISK ANALYTICS, INC.
(Registrant)

/s/ FRANK J. COYNE

Frank J. Coyne
Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2013.

Signature	Capacity
/s/ FRANK J. COYNE **Frank J. Coyne**	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
/s/ MARK V. ANQUILLARE **Mark V. Anquillare**	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ J. HYATT BROWN **J. Hyatt Brown**	Director
/s/ GLEN A. DELL **Glen A. Dell**	Director
/s/ CHRISTOPHER M. FOSKETT **Christopher M. Foskett**	Director
/s/ CONSTANTINE P. IORDANOU **Constantine P. Iordanou**	Director
/s/ JOHN F. LEHMAN, JR. **John F. Lehman, Jr.**	Director
/s/ SAMUEL G. LISS **Samuel G. Liss**	Director
/s/ ANDREW G. MILLS **Andrew G. Mills**	Director
/s/ THOMAS F. MOTAMED **Thomas F. Motamed**	Director
/s/ ARTHUR J. ROTHKOPF **Arthur J. Rothkopf**	Director
/s/ DAVID B. WRIGHT **David B. Wright**	Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
3.2	Amended and Restated By-Laws, incorporated herein by reference to Exhibit 3.2 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
4.1	Form of Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
4.2	Prudential Uncommitted Master Shelf Agreement, dated as of June 13, 2003, among Insurance Services Office, Inc., The Prudential Insurance Company of America, U.S. Private Placement Fund, Baystate Investments, LLC, United of Omaha Life Insurance Company and Prudential Investment Management, Inc., incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
4.3	Amendment No. 1 to the Prudential Uncommitted Master Shelf Agreement, dated February 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.3 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
4.4	Amendment No. 2 to the Prudential Uncommitted Master Shelf Agreement, dated June 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.4 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
4.5	Amendment No. 3 to the Prudential Uncommitted Master Shelf Agreement, dated January 23, 2006, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
4.6	Waiver and Amendment No. 4 to the Prudential Uncommitted Master Shelf Agreement, dated February 28, 2007, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.6 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
4.7	Amendment No. 5 to the Prudential Uncommitted Master Shelf Agreement, dated August 30, 2010, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1, dated September 16, 2010.
4.8	Waiver, Consent and Amendment No. 6 to the Prudential Uncommitted Master Shelf Agreement, dated March 28, 2011, among Verisk Analytics, Inc., Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-3, dated March 29, 2011.

Exhibit Number	Description
4.9	New York Life Uncommitted Master Shelf Agreement, dated as of March 16, 2007, among Insurance Services Office, Inc., New York Life Insurance Company and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.7 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
4.10	Waiver, Consent and Amendment No. 2 to the New York Life Uncommitted Master Shelf Agreement, dated March 28, 2011, among Verisk Analytics, Inc., Insurance Services Office, Inc., New York Life Insurance Company and the other purchasers party thereto, incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-3, dated March 29, 2011.
4.11	Third Amended and Restated Sharing Agreement, dated as of March 28, 2011, among Bank of America, N.A., as administrative agent, and the other Lenders party thereto, incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on Form S-3, dated March 29, 2011.
4.12	Senior Notes Indenture, dated as of April 6, 2011, among Verisk Analytics, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as Trustee, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated April 6, 2011.
4.13	First Supplemental Indenture, dated as of April 6, 2011, among Verisk Analytics, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as Trustee, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, dated April 6, 2011.
4.14	Second Supplemental Indenture, dated as of December 8, 2011, among Verisk Analytics, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as Trustee, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, dated December 8, 2011.
4.15	Third Supplemental Indenture, dated as of September 12, 2012, among Verisk Analytics, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as Trustee, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, dated September 12, 2012.
10.1	401(k) Savings Plan and Employee Stock Ownership Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, dated August 12, 2008.
10.2	Verisk Analytics, Inc. 2009 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
10.3	Form of Letter Agreement, incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1, dated October 7, 2008.
10.4	Form of Master License Agreement and Participation Supplement, incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1, dated October 7, 2008.
10.5	Schedule of Master License Agreements Substantially Identical in All Material Respects to the Form of Master License Agreement and Participation Supplement, incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1, dated November 20, 2008.
10.6	Amended and Restated Credit Agreement dated October 25, 2011 among Verisk Analytics, Inc., as co-borrower, Insurance Services Office, Inc., as co-borrower, the guarantors party thereto, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 26, 2011.

Exhibit Number	Description
10.7	Employment Agreement with Frank J. Coyne, incorporated herein by reference to Exhibit 10.7 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
10.8	Form of Change of Control Severance Agreement, incorporated herein by reference to Exhibit 10.8 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
10.9	Insurance Services Office, Inc. 1996 Incentive Plan and Form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 10.9 to Amendment No. 7 to the Company's Registration Statement on Form S-1, dated September 29, 2009.
10.10	Form of Stock Option Award Agreement, incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, dated November 16, 2009.
10.11	First Amendment dated September 28, 2012 to the Amended and Restated Credit Agreement dated October 25, 2011 among Verisk Analytics, Inc., as co-borrower, Insurance Services Office, Inc., as co-borrower, the guarantors party thereto, and the lenders and agents party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated September 28, 2012.
21.1	Subsidiaries of the Registrant, incorporated herein by reference to Exhibit 21.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1, dated September 21, 2009.
23.1	Consent of Deloitte & Touche LLP.*
31.1	Certification of the Chief Executive Officer of Verisk Analytics, Inc. pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.*
31.2	Certification of the Chief Financial Officer of Verisk Analytics, Inc. pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.*
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Verisk Analytics, Inc. pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

Exhibit 31.1

CERTIFICATION

I, Frank J. Coyne, certify that:

1. I have reviewed this annual report on Form 10-K of Verisk Analytics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Frank J. Coyne

Frank J. Coyne
Chairman of the Board of Directors
and Chief Executive Officer

Date: February 26, 2013

Exhibit 31.2

CERTIFICATION

I, Mark V. Anquillare, certify that:

1. I have reviewed this annual report on Form 10-K of Verisk Analytics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Mark V. Anquillare

Mark V. Anquillare
Executive Vice President
and Chief Financial Officer

Date: February 26, 2013

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The certification set forth below is being submitted in connection with the annual report on Form 10-K of Verisk Analytics, Inc. (the "Company") for the year ending December 31, 2012, as filed with the Securities and Exchange Commission (the "Report"), for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Frank J. Coyne, the Chief Executive Officer of the Company, and Mark V. Anquillare, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Frank J. Coyne

Frank J. Coyne
Chairman of the Board of Directors
and Chief Executive Officer

Date: February 26, 2013

/s/ Mark V. Anquillare

Mark V. Anquillare
Executive Vice President
and Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Headquarters
545 Washington Boulevard
Jersey City, NJ 07310-1686
201-469-3000
www.verisk.com

Investor Relations
E-mail: ir@verisk.com
201-469-2142
http://investor.verisk.com

Stock Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164
1-800-468-9716

Outside Legal Counsel
Davis Polk & Wardwell LLP

Independent Auditor
Deloitte & Touche LLP

The following is a reconciliation of net income to adjusted net income:

	2012	2011	2010
Net income	$329,142	$282,758	$242,552
Amortization of intangibles	53,575	34,792	27,398
Medicare subsidy	—	—	2,362
Income tax effect on amortization of intangibles	(21,430)	(13,917)	(11,233)
Adjusted net income	$361,287	$303,633	$261,079

The following is a reconciliation of net income to EBITDA:

	2012	2011	2010
Net income	$329,142	$282,758	$242,552
Depreciation and amortization	104,199	78,619	68,126
Interest expense	72,508	53,847	34,664
Provision for income taxes	190,066	177,663	164,098
EBITDA	$695,915	$592,887	$509,440

Note regarding the use of non-GAAP financial measures
The company has provided certain non-GAAP financial information as supplemental information regarding its operating results. These measures are not in accordance with — or an alternative for — GAAP and may be different from non-GAAP measures reported by other companies. The company believes that its presentation of non-GAAP measures — such as adjusted net income, EBITDA, and adjusted EBITDA — provides useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. In addition, the company's management uses these measures for reviewing the financial results of the company and for budgeting and planning purposes.

Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686
201-469-3000
www.verisk.com


Verisk
Analytics®

THE SCIENCE OF RISK℠